EXHIBIT 99.1

ANNUAL INFORMATION FORM

Year ended December 31, 2018

March 19, 2019

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TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3
MINERAL RESERVE AND RESOURCE ESTIMATES AND NOTICE TO U.S. READERS	4
CURRENCY AND EXCHANGE RATES	5
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	7
REORGANIZATION	17
RISK FACTORS	17
MINERAL PROPERTIES	27
San Francisco Property	27
Introduction and Technical Information	27
Property Description and Location	28
Accessibility, Climate, Physiography, Local Resources and Infrastructure	29
History	29
Geological Setting and Mineralization	30
Exploration Programs	31
Sampling, Analysis and Data Verification	32
Mineral Resource and Reserve Estimates	33
Operational Data	38
Processing	38
Capital and Cash Costs	39
Economic Analysis	41
Update to the San Francisco Mine	42
Updated San Francisco Reserves and Resources as of July 1, 2018	42
Ana Paula Property	43
Summary	43
Introduction and Technical Information	44
Property Description and Location	44
History	46
Geology and Mineralization	47
Exploration and Drilling	48
Sampling, Analysis and Data Verification	49
Metallurgy	51
Mineral Resource Estimate	55
Mineral Reserve Estimate	57
Mining	57
Mine Rock Management	58
Recovery Methods	59
Project Infrastructure	61
Environmental Considerations and Permitting	63
Capital Costs	63
Operating Costs	64
Economic Analysis	64
Conclusions	66
Recommendations	66
Florida Canyon Gold Mine	67
Introduction and Technical Information	67
Property Description and Location	68
Accessibility, Climate, Physiography, Local Resources and Infrastructure	69
History	69
Geological Setting and Mineralization	71
Exploration Programs	72
Drilling	72
Sampling, Analysis and Data Verification	73
Metallurgy	75
Mineral Resource and Reserve Estimates	75
Operational Data	84
Processing	85

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Infrastructure, Permitting and Compliance Activities	86
Capital and Operating Costs	91
Economic Analysis	94
Conclusions and Recommendations	95
DIVIDENDS	96
CAPITAL STRUCTURE	96
MARKET FOR SECURITIES	98
ESCROWED SECURITIES	98
DIRECTORS AND OFFICERS	99
Director and Officer Information	99
Shareholdings of Directors and Officers	100
Corporate Cease Trade Orders or Bankruptcies	100
Penalties or Sanctions	101
Conflicts of Interest	101
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	102
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	102
REGISTRAR AND TRANSFER AGENT	102
MATERIAL CONTRACTS	102
TECHNICAL INFORMATION	103
INTEREST OF EXPERTS	103
AUDIT COMMITTEE INFORMATION	104
ADDITIONAL INFORMATION	106
APPENDIX 1	A-1

Unless otherwise stated or the context requires otherwise, references in this Annual Information Form (“AIF”) to the “Company”, “Alio Gold”, “Alio”, “we”, “us” or “our” refer to Alio Gold Inc. and its subsidiaries on a consolidated basis.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property (as defined below), Ana Paula Project (as defined below) and Florida Canyon Mine (as defined below), including estimated internal rate of return and projected production, exploitation activities and potential, future operations, projected operational updates to the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project, expectation regarding the outcome of current litigation and expectations regarding the payment of dividends on the Company’s common shares. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; the favourable resolution of outstanding litigation; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks inherent in litigation, including that such litigation will not be resolved favourably for the Company; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this AIF if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

MINERAL RESERVE AND RESOURCE ESTIMATES AND NOTICE TO U.S. READERS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. We report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource are conceptual in nature, and are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  While an Inferred Resources has a lower level of confidence than that applying to an Indicated Mineral Resource, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to a Indicated Mineral Resources with continued exploration. Inferred Mineral Resource cannot be converted to Mineral Reserve and are not used in Pre-feasibility and Feasibility level studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated.  References in this AIF to “dollars” or “$” are to United States dollars.  References in this AIF to “C$” are to Canadian dollars.  The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon and daily average rate of exchange, as applicable, as reported by the Bank of Canada:

	Twelve Months Ended December 31
	2018	2017	2016
Average rate for period	0.7718	0.7701	0.7550
Rate at end of period	0.7330	0.7971	0.7448
High for period	0.8138	0.8245	0.7977
Low for period	0.7330	0.7276	0.6869

The daily average rate of exchange on March 18, 2019, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals $0.7493.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 17, 2005. On May 12, 2017, the Company changed its name from “Timmins Gold Corp.” to “Alio Gold Inc.”

The Company’s head office is located at Suite 507 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The Company’s registered and records office is located at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3.

The Company’s subsidiary office in United States is located at Suite 9 – 220 South Rock Blv, Reno, Nevada, USA, 89502.  The subsidiary also maintains a field office at the Florida Canyon Property (as defined under “General Development of the Business – Overview” below), located at 180 Humboldt, Imlay, Nevada, USA, 89418.

The Company’s subsidiary office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270.  The subsidiary also maintains a field office at the San Francisco Property (as defined under “General Development of the Business – Overview” below), near Estacion Llano, Sonora.

Intercorporate Relationships

In 2015, the Company had five subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”), Molimentales del Noroeste, S.A. de C.V. (“Molimentales”), Newstrike Capital Inc. (“Newstrike”), Aurea Mining Inc. (“Aurea”) and Minera Aurea, S.A. de C.V. (“Minera Aurea”).  Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations, except for its operations in Guerrero, Mexico.  Molimentales was acquired on March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Mine (as defined below).  The Company acquired all of the outstanding shares of Newstrike in 2015.  Newstrike was incorporated pursuant to the Business Corporations Act (Alberta) on November 7, 2000 under the name “Erez Inc.”.  The name was changed to MCS Global Corp. on June 20, 2003.  On April 21, 2006 MCS Global Corp. continued to British Columbia under the Business Corporations Act (British Columbia) and changed its name to “Newstrike Capital Inc.” on May 5, 2006.  In 2008 Newstrike, acquired all of the outstanding shares of Aurea.  Aurea was incorporated pursuant to the Business Corporations Act (British Columbia).  Aurea holds all but one of the outstanding shares of Minera Aurea which was incorporated pursuant to the laws of Mexico on March 22, 2004.  Minera Aurea owns the Ana Paula gold project in Guerrero, Mexico.

In September 2017, the Company began a process of restructuring its subsidiaries to simplify the Company’s corporate organizational structure. The Company and its subsidiaries completed the following series of transactions in October 2017:

(a)	A new, wholly-owned, Canadian subsidiary of the Company was formed (“NewCo”);
(b)	The Company then sold all of the issued and outstanding common shares of Newstrike to NewCo, resulting in Newstrike becoming a wholly-owned subsidiary of NewCo;
(c)

Aurea amalgamated with its parent company, Newstrike, with the effect that the two companies continued as one company, except that the legal existence of Aurea did not cease, and Aurea was deemed to have survived the amalgamation, becoming a wholly-owned subsidiary of NewCo;

(d)

Aurea then performed a similar amalgamation with its subsequent parent company, NewCo, with the effect that the two companies continued as one company, except that the legal existence of Aurea did not cease, and Aurea was deemed to have survived the amalgamation, becoming a wholly-owned subsidiary of Alio Gold; and,

(e)	The Company then sold all but one of the issued and outstanding common shares of Aurea to Timmins Mexico.

The reorganization did not involve any change in the Company’s business, management, Board, facilities, assets or liabilities and there were no dispositions or transfers of title of Aurea’s assets.

On May 25, 2018, the Company acquired all of the issued and outstanding shares of Rye Patch Gold Corp. (“Rye Patch”) by way of a court-approved plan of arrangement under the BCBCA (the “Rye Patch Acquisition”).

In connection with the Rye Patch Acquisition, the Company sold all of the issued and outstanding shares of Rye Patch to 1164410 B.C. Ltd., a wholly owned subsidiary of the Company (“1164410”) and Rye Patch and 1164410 subsequently amalgamated to form a wholly-owned subsidiary of the Company, Alio Gold (US) Inc. See “General Development of the Business – Three Year History”.

The Company filed a Form 51-102F4 – Business Acquisition Report on SEDAR (www.sedar.com) on August 8, 2018 in respect of the Rye Patch Acquisition.

In October, 2018, to increase corporate efficiencies, the Company reorganized the subsidiaries of Alio Gold (US) Inc. by causing all of the shares of Rye Patch Gold US Inc. previously held by Alio Gold (US) Inc. to be sold to Rye Patch Mining US Inc. in consideration for additional shares of Rye Patch Mining US Inc., thereby causing Rye Patch Gold US Inc. to become a wholly-owned subsidiary of Rye Patch Mining US Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, in the USA and Mexico. The Company owns and operates the Florida Canyon open pit gold mine (the “Florida Canyon Mine”) which consists of 11,886 hectares of surface area in the state of Nevada, USA.  The Company also owns and operates the San Francisco open pit gold mine (the “San Francisco Mine”), which together with the associated La Chicharra open pit gold mine, and additional exploration claims in and around the mines (collectively, the “San Francisco Property”) consists of approximately 53,380 hectares of surface area in the state of Sonora, Mexico. The term San Francisco Project refers to the area within the exploitation or mining concessions controlled by the Company (the “San Francisco Project”). In addition, the Company has the Ana Paula property in the state of Guerrero, Mexico (the “Ana Paula Project”). The Company’s goal is to become an intermediate gold producer through developing and/or acquiring assets.

Locations of the Company’s Assets

Three Year History

Recent Developments

On May 12, 2017, the Company effected a consolidation of its outstanding shares on a 10:1 basis. In this AIF, unless otherwise stated, capital balances prior to May 12, 2017, are stated on a pre-consolidation basis. All other capital balances are stated on a post consolidation basis.

2016

In June 2016, the Company repaid its $10.2 million credit facility with the Goldcorp Inc. and Sprott Resource Lending Partnership. A cash bonus of $204,450 was paid to Sprott Resource Lending Partnership and a cash bonus of $70,416 was paid and 550,000 common shares were issued to Goldcorp pursuant to the terms of the credit agreement.

The Company repaid its C$2.0 million loan from Zebra Holdings and Investments S.à.r.l. and Lorito Holdings S.à.r.l. in June 2016.

In June 2016, the Company completed the demobilization of the El Sauzal Mine acquired in September 2015.  The final C$4.0 million payment to Goldcorp was made in October 2016 in accordance with the terms of the agreement.

Darren Prins resigned as Chief Financial Officer of the Company in June 2016.

On July 20, 2016, the Company completed the sale of the Caballo Blanco Project in Veracruz, Mexico (which the Company originally acquired in December 2014) to Candelaria Mining Corp.  Consideration for the sale was $12.5 million cash and the assumption of the $5.0 million contingent payment.

In August 2016, the Company announced a new mine plan for its San Francisco Mine which included extended operations into 2023.

In August 2016, the Company announced the commencement of pre-construction activities at the Ana Paula Project including feasibility work, infill drilling, metallurgical test-work and environmental baseline and permitting activities.

On November 30, 2016, the Company closed a bought deal offering of 36,400,000 units of the Company (the “Units”), at a price C$0.55 per Unit for gross proceeds to the Company of approximately C$20.0 million.  The Units were issued in a public offering in all of the provinces of Canada, other than Québec, pursuant to a short form prospectus dated November 28, 2016. The financing was underwritten by a syndicate of underwriters led by National Bank Financial Inc. and RBC Capital Markets and included BMO Nesbitt Burns Inc., PI Financial Inc., Scotia Capital Inc. and TD Securities Inc.  Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitled the holder to acquire one common share at a price of C$0.70 at any time prior to May 30, 2018.  The proceeds of the offering are being used for exploration and preconstruction activities at the Ana Paula Project and for working capital purposes.

2017

Effective February 1, 2017, Greg McCunn was appointed Chief Executive Officer of the Company replacing Interim Chief Executive Officer Mark Backens.  Mr. McCunn also joined the Company’s board of directors.

On April 10, 2017, the Company received authorization of the Environmental Impact Assessment for the Ana Paula Project from the Mexican regulator, the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”).

On April 25, 2017, the Company announced additional changes to its management team, as follows:

•	Colette Rustad was appointed as Executive Vice President and Chief Financial Officer;
•	Jose Hector Figueroa was appointed as Vice President of Operations;

•	Paul Hosford was appointed as Vice President of Project Development;
•	Jason Gregg was appointed as Executive Vice President of Human Resources;
•	Miguel Bonilla was promoted to Country Manager Mexico; and,
•	Arturo Bonillas resigned as President of the Company.

On May 11, 2017, the Company announced the revitalization plan for the San Francisco Property, and subsequently filed the updated San Francisco Technical Report (as defined below) on May 26, 2017. On May 16, 2017, the Company announced the results of a preliminary feasibility study on its Ana Paula Project, and subsequently filed the updated Ana Paula Report (as defined below) on May 26, 2017, and a further revised version of the Ana Paula Report on June 12, 2017, which incorporated non-material changes to the previously filed version. In July 2017, a definitive feasibility study (“DFS”) in respect of the Ana Paula Project commenced.

On May 12, 2017, the Company changed its name to Alio Gold Inc. (the “Name Change”) and effected a consolidation of its outstanding shares on a 10:1 basis (the “Consolidation”). Following the Consolidation, the number of outstanding common shares of the Company was approximately 35,562,860. The common shares commenced trading on a post-Consolidation basis on the TSX and NYSE AMERICAN on May 16, 2017 under the ticker symbol ALO.

During the second half of 2017, steps were undertaken to revitalize the San Francisco Property. A waste stripping campaign was undertaken to open-up the main pit in phase 5 and 6 which resulted in increased mining flexibility and the ability to deliver consistent ore feed to the leach pads. The main pit opened across multiple mining faces as the ramp-up of pre-stripping reached sustainable and planned levels toward the end of 2017.

On July 6, 2017, the company announced the appointment of Lynette Gould as Vice President of Investor Relations of the Company effective July 5, 2017.

On July 20, 2017, the Company closed a bought deal offering of 8,062,000 units of the Company (the “2017 Units”), at a price C$6.25 per 2017 Unit for gross proceeds to the Company of approximately C$50.4 million.  The 2017 Units were issued in a public offering in all of the provinces of Canada, other than Québec, pursuant to a short form prospectus dated July 12, 2017. The financing was underwritten by a syndicate of underwriters led by Cormark Securities Inc., and Clarus Securities Inc., and included Raymond James Ltd., and BMO Nesbitt Burns Inc. Each 2017 Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “2017 Warrant”). Each 2017 Warrant entitled the holder to acquire one common share at a price of C$8.00 at any time prior to July 20, 2018.  The net proceeds of the offering are being used by the Company to advance the Ana Paula project and for general corporate purposes.

On September 1, 2017, Anthony Hawkshaw retired from the board of directors.

On September 18, 2017, the Company announced that the board of directors of the Company had formally approved and underground exploration decline and exploration program at its Ana Paula Project. The Company also received authorization to start construction of the decline from Mexico’s Secretary of Environment and Natural Resources. The Company also initiated a regional exploration program for the remainder of 2017 on a 56,000-hectare land package in the Guerrero Gold Belt.

On September 21, 2017, the Company received its Change of Land Use Approval for the Ana Paula Project. This approval covers the 370 hectares required for the proposed open pit mine, waste storage, process plant and the tailings storage facility.

On October 19, 2017, the Company announced that Goldcorp exercised its warrants that expire on October 19, 2017, for total proceeds of C$3.5 million. The Company has also exercised a buyback right from Goldcorp of a 1% net smelter royalty of its Ana Paula Project for US$2.9 million.

On October 26, 2017, the Company announced that it had awarded the contract for developing the underground decline at the Ana Paula Project. The Company engaged JDS Energy and Mining to manage the contract and underground mining operation.

On December 4, 2017, the Company provided an exploration update from the Ana Paula Project and announced the completion of the 2,000 metre drill program to twin previous drill holes within the pre-feasibility pit for metallurgical test work samples. The Company also announced that it initiated a surface drill program to target the high-grade breccia below the pre-feasibility pit.

In addition to exploration at the Ana Paula Project, the Company continued to advance its DFS during 2017. The DFS is using the same group of consultants for continuity, and is based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing.

During 2017, the DFS was advanced significantly to derisk the project in the last half of 2017, including:

(a)

Additional metallurgical testwork.  The testwork indicated that a significant amount of arsenic is leached in the ambient oxidization process. Arsenic removal technology has been identified and tested. Comminution and flotation optimization testwork has also been completed, which indicated that the ore hardness is similar to that indicated in the Ana Paula Report (defined below).

(b)

A field program of geological mapping, borehole drilling and seismic evaluation to characterize the ground conditions for the tailings, waste dump and plant site areas. The geotechnical program identified that the ground conditions in the area of the proposed Ana Paula Report (defined below) tailings dam embankment and the plant site areas are not favourable and a number of trade-off studies were initiated to investigate new locations or configurations for these facilities. Additional trade-off studies were also initiated to evaluate a number of tailings storage options to cost effectively manage arsenic bearing tailings material to meet water quality criteria. These studies and subsequent water balance and quality modelling are in progress and further drilling is needed to confirm the hydrogeology at the tailings site.

(c)

Offsite infrastructure development. The access road was upgraded to improve road conditions and travel time, and a route accessing the project site via existing roads from the north has been delineated. Minor upgrades were completed on the northern route to allow access to site for the underground mining equipment, camp and support facilities.

The initial scope of the DFS was contemplated to be similar to the Ana Paula Report (defined below) in that it contemplated an open-pit mine with a processing plant producing approximately 116,000 ounces of gold per year for 8 years. The Company announced on February 21, 2018 that it was evaluating a change in scope to the DFS which would include an underground mine component, and would incorporate results from the underground exploration drilling. The Company believed that the addition of the underground mine had the potential to enhance the Ana Paula Project for several reasons:

(a)

Previous drilling has confirmed that the mineralization extents approximately 300 meters below the proposed pit. Increased drilling has the potential to add further Mineral Resources below the proposed pit.

(b)

The processing plant previously operated at 6,000 tonnes per day. The basis for the Ana Paula Report for the project is 5,000 tonnes per day of ore being mined from an open pit mine as the geometry of the pit limits ore production. If additional ore could be provided from the underground mine, the production profile and the unit costs of production could be enhanced.

(c)

The current open pit design envisions three distinct phases, with the final phase involving a significant push-back of the pit walls to allow deeper mining from surface. It is likely that the third phase of the proposed pit could be more efficiently mined from underground, improving the economics of the project by a reduction in waste movement from surface.

(d)

An underground mining operation could also enhance the project by allowing for the tailings from the ambient oxidation process to be stored underground as back-fill. This would eliminate the need for additional surface tailings facilities and allowing the inert flotation tailings to be stored on surface in an unlined tailings storage facility.

The Company anticipates that, upon completion of the DFS, the DFS will provide a higher level of confidence in the project economics than the Ana Paula Report (defined below) and allow the Company to make an investment decision whether to proceed with construction of the project as well as provide technical support for potential debt financing. The Company has commenced discussions on financing alternatives for the Ana Paula Project, and a number of proposals were received and reviewed. The Company will pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants and the flexibility to allow the Company to pursue its growth strategy. While the Company intends to complete the DFS, the Company is currently prioritizing other ongoing projects.

In the fourth quarter of 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for the San Francisco Project were investigated. In particular, crushing improvements which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in open pit.

The Company provided a revitalization plan for San Francisco on May 11, 2017, which included a significant pre-stripping campaign over a two year period, and modifying the crusher process to improve recoveries. A technical report with the May 2017 mine plan was completed and filed on www.sedar.com and the Company’s website (www.aliogold.com) on May 25, 2017.

In July 2017, the Company initiated the capital stripping campaign and increased mining rates from 30,000-35,000 tonnes per day (“tpd”) to 90,000-100,000 tpd. During the third and fourth quarters of 2017, ore delivered to the crusher was of lower grade than anticipated, resulting in cash flow from operations that was not sufficient to fund the capital expenditures outlined in the revitalization plan. During the fourth quarter of 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totaling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in the open pit. In addition, the power upgrade project which commenced during the third quarter of 2017 was put on hold.

In addition, the power upgrade project which commenced in the third quarter of 2017 was put on hold while discussions with power authorities (“CFE”) were undertaken. During the fourth quarter of 2017, the CFE requested the Company pay for additional infrastructure not contemplated in the original scope of work. As a result of dialogue with CFE, the project was later abandoned.

In preparation for the departure of Miguel Soto, Vice President Exploration for Alio at the end of February 2018, the exploration function at the San Francisco Mine has been transferred to the mine site under the direction of the General Manager. At the Ana Paula Project, the Company engaged Ms. Gillian Kearvell as a consultant to oversee the current exploration program.

In the fourth quarter of 2017, the Company appointed Joe Campbell as General Manager of the San Francisco Mine and Jorge Lozano as Manager, Mining.  Jose Hector Figueroa, VP Operations, completed a handover to the new mine management team and left the Company at the end of February 2018.

2018

On January 30, 2018, the company announced gold production guidance for its San Francisco Mine of between 90,000 and 100,000 ounces at all-in sustaining costs between $1,000 and $1,100 per ounce and total capital and mine site exploration spending between $2.5 and $3.0 million.

In early 2018, the Company announced that it continued to advance its exploration and development program at its Ana Paula Project in Guerrero, Mexico.  The 3,800 metre surface diamond drill program was initiated in January 2018 and completed in May 2018.  The program consisted of six drill holes of 600 to 700 metres each targeting the complex breccia extension below the proposed open-pit. Additionally, a second breccia system was discovered and two 300 metre surface holes were drilled into the near surface hydrothermal breccia to test its southern extension.

The three final holes from the surface drill program (AP-18-286, AP-18-287 and AP-18-288) and one of the two additional holes (AP-18-290) returned positive results from the near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo. The three surface holes (AP-18-286, AP-18-287 and AP-18-288) also intersected the complex breccia below the proposed pit.

Highlights include:

•	Hole AP-18-286:
•	Hydrothermal breccia south of the proposed pit: 0.89 g/t gold over 34.5m (from 16.3m to 50.8m)
•	Complex breccia below the proposed pit: 1.03 g/t gold over 53.7m (from 478.3m to 532.0m)
•	Hole AP-18-287:
•	Hydrothermal breccia south of the proposed pit: 1.40 g/t gold over 41.0m (from 27.0m to 68.0m)
•	Hole AP-18-288:
•	Hydrothermal breccia south of the proposed pit: 1.24 g/t gold over 64.5m (from 33.1m to 97.7m)
•	Complex breccia below the proposed pit: 1.14 g/t gold over 37.7m (from 690.8m to 728.5m)
•	Hole AP-18-290:
•	Hydrothermal breccia south of the proposed pit (southern extension): 1.49 g/t gold over 19.8m (from 141.8m to 161.6m)

In addition to the exploration drilling program, the Company continued to advance its regional exploration program at the Ana Paula Project, carrying out surface exploration work on the 56,000 hectare land package.

The Company compiled higher resolution (1:5,000 scale) geological mapping of areas surrounding the Ana Paula Project. Mapping to the west identified two breccia outcrops within 1.5 kilometres from the Ana Paula Project

The high-grade breccia mineralization at the Ana Paula Project is predominantly a hydrothermal breccia surrounded by a sediment-intrusive domain.  The two west breccia targets are outcroppings of magmatic and hydrothermal breccia mineralization with traces of pyrite and arsenopyrite.

Further exploration work is warranted in the area including sampling, mineralogy and more detailed mapping. For further details regarding the Company’s exploration work, please see the news release filed on SEDAR (www.sedar.com) on May 30, 2018.

The extension of the high-grade breccia system below the proposed pit was planned to be further tested from drilling underground in the third quarter of 2018. A 1,200 metre underground decline was commenced from a portal site located in the adjacent valley from the proposed pit and approximately 400 metres from the proposed mill site. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 metres).

The portal site was fully prepared with bolting, screening and shotcreting by the mining contractor.  Mining equipment including a jumbo drill rig, scoop and two trucks were utilized in mining operations on 24 hours per day, 7 days per week basis.  By August 2018, the decline had progressed to approximately 500 metres from the portal, or about 700 metres from the breccia system.

Support infrastructure construction was completed in 2018 including: a 100-person camp site, power line connecting the camp and the mine portal area to the power grid and a communications tower providing cellular and internet services to the site.

On August 20, 2018, the Company announced the temporary suspension of exploration and development work at its Ana Paula Project and a commitment to focus its efforts and capital allocation on its two operating mines, San Francisco and Florida Canyon Mine. Further, the Company announced that Paul Hosford, Vice President of Project Development, and the Project Manager, Terry Murphy, would be leaving the Company on August 31, 2018. The Company also took steps to reduce costs at the Ana Paula Project site in Mexico while maintaining a level of local employment and community engagement.

The Company also announced that Ian Harcus, the Company’s then Corporate Controller, had been appointed Vice President, Finance and that the Company had implemented a number of changes at its corporate office in Vancouver. In connection with this announcement, Colette Rustad, the Company’s former Chief Financial Officer, left the Company.

On April 2, 2018, the Company appointed Markus Felderer as VP Corporate Development and on June 7, 2018, the Company announced the appointed of Doug Jones as Executive Vice President and Chief Operating Officer. Mr. Jones subsequently resigned on November 30, 2018.

On May 25, 2018, the Company acquired all of the issued and outstanding shares of Rye Patch by way of a court-approved plan of arrangement under the BCBCA. In connection with the Rye Patch Acquisition, the Company sold all of the issued and outstanding shares of Rye Patch to 1164410, a wholly owned subsidiary of the Company and Rye Patch and 1164410 subsequently amalgamated to form a wholly-owned subsidiary of the Company, Alio Gold (US) Inc.

On the closing of the Rye Patch Acquisition, the Company acquired 100% of Rye Patch’s issued and outstanding common shares, being 81,469,521 common shares, in exchange for 39,105,365 common shares of the Company (representing an exchange ratio of 0.48 common shares of the Company for each common share of Rye Patch (the “Exchange Ratio”)). Alio also paid to each Rye Patch shareholder at the effective time of the Rye Patch Acquisition $0.001 for each Rye Patch common share held (for a total amount of approximately $81,000). The cash consideration paid by the Company to the shareholders of Rye Patch was funded by the Company from cash on hand.

Outstanding Rye Patch options to purchase Rye Patch common shares were exchanged for fully-vested options to purchase that number of common shares of the Company equal to the Exchange Ratio multiplied by the number of Rye Patch common shares subject to such Rye Patch options. Outstanding warrants to purchase Rye Patch common shares were converted into warrants to acquire common shares of the Company at the Exchange Ratio. Outstanding broker warrants and agent’s compensation options exercisable for Rye Patch common shares were also converted into broker warrants and agent’s compensation options exercisable for common shares of the Company at the Exchange Ratio.

On July 5, 2018, the Company announced that it had restructured the existing debt facility with Macquarie Bank Limited which was scheduled to be repaid in December 2018. As of June 30, 2018 the outstanding principal of $15 million was to be repaid in twelve quarterly payments of $1.25 million in principal together with accrued interest, ending in June 2021. The first principal and interest payment was made on September 30, 2018. The facility has an interest rate of LIBOR + 8% and is secured by a general security agreement and guarantee by the Company.

At the San Francisco Mine, the dual cut-off strategy, which was implemented in December 2017 which involved trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut-off grade material was fed to the crusher, continued throughout most of 2018. ROM ore was placed under leach in January 2018 and as at September 30, 2018, approximately 1.8 million tonnes of ROM ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2. As at September 30, 2018, approximate gold production from ROM ore was 2,448 ounces. However, the dual cut-off strategy was not successful in increasing the grade of the ore to the crusher as was anticipated by the Company and was discontinued in September 2018.

Approximately 60% of the waste stripping campaign that was envisioned to be required in the May 2017 technical report was completed as at December 31, 2018. The final stages of the push-back require mining Phases 6, 7 and 8 of the San Francisco pit in order to access the main ore body in Phase 9. Mineralization in Phases 6, 7 and 8 occur in more narrow, discontinuous zones which are more difficult to mine without dilution of the ore with the associated waste.

A full technical review of the mining operations commenced in September 2018 that identified a number of opportunities that could yield reduced mining dilution. These included:

•	Optimizing the mine planning to align dig plans with the geological structure;
•	Splitting mining of ore benches; and
•	Monitoring movement during blasting.

However, the technical oversight required to maintain the lower dilution level would make it very challenging to increase the mining rates back to approximately 100,000 tonnes per day with ore feed only from the San Francisco pit. As a result, in January 2019, the Company made the decision to stop active mining in the San Francisco pit and to only process low grade stockpile material through the crusher while investigating a number of mine planning options including:

•	Increasing mining rates back to 90,000 to 100,000 tonnes per day with ore feed from both the San Francisco and La Chicharra pits;
•	Reducing mining rates in the San Francisco pit and deferring stripping until an improved gold price environment; and
•

Continue leaching and processing low grade ore from stockpiles. As at July 1, 2018, the low-grade stockpile consisted of approximately 7.2 million tonnes of 0.26 g/t gold material (60,200 contained ounces).

On August 10, 2018, the Mineral Reserve Estimate for San Francisco was updated and showed proven and probable mineral reserves of 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t gold) as of July 1, 2018. For further information please see the news release disseminated by the Company on August 10, 2018 entitled “Alio Gold Reports Second Quarter 2018 Results” and available on SEDAR (www.sedar.com), which was reviewed and approved by Jorge Lozano, a “qualified person” as defined by NI 43-101.

On October 16, 2018, the Company announced that it had entered into a definitive agreement to sell non-core assets, located 40 kilometers south of the Company’s Florida Canyon Mine in Nevada to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”). The assets include those comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. Under the terms of the definitive agreement, the Company received total consideration of $19 million upon closing of the transaction, payable in shares of Coeur common stock valued based on a volume-weighted average stock price for the five trading day period ending on the third trading day preceding the closing.

The Company also announced that it had substantially reduced its outstanding debt with Macquarie Bank Limited from $15 million at June 30, 2018 to $5 million. The debt was reduced by making a scheduled quarterly payment of $1.25 million on September 30, 2018; by monetizing the gold hedge book for proceeds of $2.5 million; and by utilizing approximately $6.25 million in previously restricted cash to pay down the debt. The Company extinguished the debt in the fourth quarter of 2018.

In connection with the reduction of the Macquarie Bank Limited debt, the Company also settled a $5 million contingent liability that the Company acquired with its acquisition of Rye Patch and the Florida Canyon Mine. The Company also updated its surety bond for the Florida Canyon Mine in Nevada, releasing an additional $5.1 million in cash.

Gold Sales

The Company delivers gold and silver in doré form to an international precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner.  Gold is delivered to the refinery by armoured, insured carriers.  If the metal is returned to the Company, it is sold to international bullion dealers.

Metal Revenues

In 2018, the Company sold 82,598 gold ounces at an average realized gold price of $1,280 per ounce, compared to sales of 83,211 gold ounces at an average realized gold price of $1,256 per ounce during 2017. This represents a decrease of 1.0% in gold ounces sold and an increase of 1.9% in realized gold price over 2017.

Total metal revenues from mining operations in 2018 were $104.5 million compared to $105.2 million during 2017, due to lower gold ounces sold.

Financial Instruments

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company also holds forward contracts.

At December 31, 2018, the Company held no options or forward contracts. Subsequent to December 31, 2018, the Company acquired an additional 18,000 options contracts. At March 12, 2019, no contracts had expired. Open contracts have a put prices between $1,275 and $1,300 per ounce and a call price of $1,355 per ounce. Also, a total of 14,000 gold ounces were placed under forward contracts with a weighted average price of $1,307 per gold ounce. At March 12, 2019, 8,161 were settled.

Environmental Protection Requirements

Mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Company’s total liability for reclamation and closure cost obligations at December 31, 2018, was $37.6 million and was calculated using an effective weighted discount rate of 3.8% The undiscounted value of this liability is $39.8 million, calculated using an effective weighted inflation rate assumption of 2.7%. Reclamation expenditures for the year ended December 31, 2018, were nil.

Environmental Policies

The Company implemented an environmental policy in August 2017 (the “Environmental Policy”). The Environmental Policy affirms the Company’s belief that effective environmental management is paramount to a successful future. To promote its commitment to environmental management, the Company has committed to develop and maintain a comprehensive environmental management system with environmental targets for each project and promote employee commitment to environmental performance through appropriate training and periodic evaluations. Furthermore, the Company has committed to conduct business in a manner that attempts to minimize any potential environmental impacts, foster mutually beneficial environmental partnerships with host communities and maintain open and transparent communication with stakeholders that may be impacted by its operations. Finally, the Company has committed to identify and protect sites of environmental or cultural significance, provide for the reclamation and rehabilitation of areas impacted by its operations and maintain a culture where environmental, social, cultural and economic considerations are integrated into all planning and decision-making processes.

Employees

As of December 31, 2018, the Company had 10 full-time employees or contractors at its head office in Vancouver, Canada.

The Company had 2 full-time employees or contractors at its office in Reno, Nevada. At its Florida Canyon Mine the Company had 174 employees.

In addition, the Company had 12 full-time employees at its office in Hermosillo, Mexico, and 50 full-time employees and 43 contractors at the Ana Paula Project. At its San Francisco Project the Company had 226 employees and 321 skilled mining personnel provided by a mining contractor.

Reorganization

As a result of the Rye Patch Acquisition, the Company acquired wholly-owned subsidiaries Rye Patch Gold Corp. (now Alio Gold (US) Inc.), Rye Patch Mining US Inc., Rye Patch Gold US Inc., RP Dirt Inc., Standard Gold Mining, Inc. and Florida Canyon Mining Inc. See “Corporate Structure” and “General Development of Business – 2018”.

In October 2018, the Company completed a restructuring process to simplify its corporate structure. See “Corporate Structure”.

RISK FACTORS

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The prices of gold and other commodities have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;
•	global or regional consumptive patterns;
•	sales by government holders;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates;
•	currency values; and
•	inflation or deflation.

The market prices of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities or incurring debt, it may not be able to obtain sufficient financing in the future. The Company’s ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company has an operating mine and exploration and development properties located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;
•	expropriation or nationalization without adequate compensation;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
•	high rates of inflation;
•	changes to royalty and tax regimes;
•	substantial fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and
•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability.  Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico, the United States and Canada, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production and post-closure reclamation of mines;
•	imports and exports;
•	price controls or production restrictions;
•	taxation;
•	mining royalties;
•	labour standards and occupational health and safety, including mine safety; and
•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

In addition, the Company’s Florida Canyon Mine as a United States mine is subject to continuous inspections by the U.S. Mine Safety and Health Administration (“MSHA”), which inspections often lead to notices of violation. Recently, MSHA has been conducting more frequent and more comprehensive inspections of mining operations in general.

Additional regulations or requirements also are imposed on the Florida Canyon Mine’s tailings and waste disposal areas in Nevada under the Nevada Water Pollution Control Law and on the Company’s operations in Nevada under Clean Air Act in Nevada. In addition, proposed Comprehensive Environmental Response, Compensation, and Liability Act regulations requiring mining companies to obtain supplemental financial assurance could, if adopted, have a material adverse effect on results of operations and cash flows.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely affect the Company’s operations and profitability.

For the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Many of the Company’s properties are in the exploration and development stages and only the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine have mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the San Francisco Mine or the Florida Canyon Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;
•	industrial accidents, explosions and third party accidents;
•	the encountering of unusual or unexpected geological formations;
•	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
•	fires and flooding;
•	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	variations in grade, deposit size, density and other geological problems;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	mechanical equipment performance problems;
•	unavailability or significant changes in the cost of materials and equipment including fuel;
•	labour force or local community disruptions;
•	title claims, including aboriginal land claims;
•	unanticipated transportation costs; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;
•	work stoppages, delayed production and resultant losses;
•	increased production costs;
•	damage to, or destruction of, mineral properties or production facilities and resultant losses;
•	asset write downs;
•	monetary losses;
•	claims for compensation of loss of life or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and
•	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration or exploitation activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability. In addition, U.S. environmental conservation efforts could result in the withdrawal of certain federal lands from mineral entry under applicable mining laws, which could have the effect of restricting the Company’s current or future planned activities at the Florida Canyon Mine involving its unpatented mining claims on the affected public lands

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially harmful effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

To carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with applicable law and relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. Governmental authorities may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests.  Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration, development or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition, exploration and development programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the estimation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at its mining projects. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the San Francisco Mine and the Florida Canyon Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labour availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”.  In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
•	the availability and costs of skilled labour, power, water, transportation and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
•	the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold and the currency in which the Company incurs capital and operating costs at the Florida Canyon Mine) against the Mexican peso (being the currency in which the Company incurs capital and operating costs at the Anna Paula Project and the San Francisco Project), could have a significant effect on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant effect on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with Company policies and the relevant provisions of the Business Corporations Act (British Columbia).

The Company may experience problems integrating new acquisitions and other problems associated with strategic transactions.

Strategic transactions, including the Rye Patch Acquisition and other acquisitions or dispositions of assets, could involve numerous risks, including:

•	potential disruption of the Company’s ongoing business and distraction of management;
•	difficulty integrating acquired businesses or segregating assets to be disposed of;
•	exposure to unknown or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition or against any businesses the Company may acquire, and
•	changing the Company’s business profile in ways that could have unintended consequences.

The Company’s success at completing acquisitions will depend on a number of factors, including, but not limited to, identifying acquisitions that fit its strategy, negotiating acceptable terms with the seller of the business or property to be acquired and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. Any positive effect on the Company’s results from its acquisitions, including the acquisition of Rye patch, will depend on a variety of factors, including, but not limited to, assimilating the operations of an acquired business or property in a timely and efficient manner, the ability to achieve identified and anticipated operating and financial synergies, the decline in value of acquired properties, companies or securities, maintaining the Company’s financial and strategic focus while integrating the acquired business or property, managing the potential loss of the Company’s key employees or key employees of any business acquired, implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate, and conducting and managing operations in a new operating environment. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

The Company may be subject to legal proceedings.

The Company may from time to time, become involved in various claims, legal proceedings, regulatory investigations, and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions, should they arise. If it is unable to resolve any such disputes favorably, it may have a material adverse effect on the Company’s financial performance, cash flow and results of operations. In particular, see “Legal Proceedings and Regulatory Actions”.

In February 2019, Peal de Mexico, S.A. DE C.V. (“Peal”) gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales. Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a $20.0 million termination penalty as it does not believe there is basis for the claim regarding the termination penalty in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the financial statements.

In particular, see “Legal Proceedings and Regulatory Actions”.

The Company faces risks and uncertainties related to the repatriation of funds from its foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Risk Factors Relating to the Company’s Common Shares

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
•	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;
•	changes in financial estimates and recommendations by securities analysts;
•	acquisitions and financings;
•	quarterly variations in operating results;

•	the operating and share price performance of other companies that investors may deem comparable;
•	the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
•	purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common share price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options or warrants are exercised, or as a result of additional securities offerings which may reduce the Company’s earnings per share.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options or warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds to finance its activities, through the sale of equity securities, shareholders may have their investment diluted.  If the Company issues additional common shares, shareholders’ percentage ownership of the Company will decrease and shareholders may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

MINERAL PROPERTIES

San Francisco Property

Introduction and Technical Information

The following information has been derived from the NI 43-101 technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated May 25, 2017, with an effective date of April 1, 2017 (the “San Francisco Technical Report”), prepared by Micon International Limited of Toronto, Ontario (“Micon”). The Qualified Persons responsible for the San Francisco Technical Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon who have approved of the summary of the San Francisco Technical Report provided below. The San Francisco Technical Report is available on the Company’s website

(www.aliogold.com) and has been filed with the Canadian securities regulatory authorities on SEDAR (www.sedar.com).

Subsequent to the effective date of the San Francisco Technical Report, the Company disclosed scientific and technical information in respect of the San Francisco Property that supersedes the San Francisco Technical Report in certain respects. Please see the section below entitled “Update on the San Francisco Property”.

Property Description and Location

The San Francisco Property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (“km”) north of the state capital, Hermosillo. In the San Francisco Technical Report and in this AIF, the term San Francisco Project refers to the area within the exploitation or mining concessions controlled by Alio Gold, while the term “San Francisco Property” refers to the entire land package (mineral exploitation and exploration concessions) under Alio Gold’s control.

The San Francisco Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

Alio Gold holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. All concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares. In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the San Francisco Property between January and December of the preceding year. The fee rates are estimated in U.S. dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” as of March 31, 2017.

Alio Gold acquired the first seven concessions covering the San Francisco Mine through its purchase of Molimentales in April 2007.

In 2006, Molimentales signed a temporary occupancy agreement with an agrarian community (“Ejido”) in Mexico called Los Chinos, whereby Alio Gold was granted access privileges to 674 hectares, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement.  Subsequent to the agreement, Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 hectares, before a notary public, according to the Sonora State Civil Code. The 674 hectares was purchased by Molimentales in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

During August and September, 2009, Molimentales acquired the 800 hectares of surface land on which the San Francisco Mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 hectares.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Alio Gold but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, Alio Gold announced that it had staked an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. Alio Gold has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 hectares in 2013.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10 hectares mineral concession called La Mexicana. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Alio Gold.

Alio Gold reduced the size of the regional mineral concessions in 2015 by eliminating those areas deemed to have very little exploration potential, while maintaining the integrity of the overall concessions. After 2015, it retained approximately 19,713 ha.  A further reduction occurred in 2016 when Alio Gold dropped the El Exito and El Picacho concessions. Therefore, Alio Gold currently retains a total of 13,284.19 hectares in its regional package of mineral concessions, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the San Francisco Project.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (“DGM”) became mining concessions. There are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for six years became eligible for the 50-year term.

Alio Gold has been granted the temporary occupation of surface rights at the San Francisco Mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the San Francisco Project.

Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. Alio Gold has free and clear title to the equipment on the property and no obligations to pay any net smelter return (“NSR”) royalties.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

The San Francisco Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the San Francisco Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco Mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco Property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco Mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

History

After conducting exploration on the San Francisco Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. sold the property in 1992 to Geomaque Explorations Ltd. (“Geomaque”). After conducting further exploration, Geomaque decided to bring the San Francisco Project into production in 1995. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional reserves, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit, which is located west of the San Francisco pit. The San Francisco area contained the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The La Chicharra zone was mined during the last two years of production as a second pit. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000.  Between 1996 and 2002,

Geomaque produced a total of 300,590 ounces of gold at the San Francisco Project. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (“Defiance”). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco Mine, to the Astiazaran family of Sonora and their private company.

Since June 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Alio Gold acquired an option to earn an interest in the San Francisco Property in early 2005, whereupon it conducted a review of the available data and started an RC drilling program in August and September 2005. This was followed by a second drilling program comprised of both RC and diamond drilling in 2006, based on the results of the 2005 drilling program.

Geological Setting and Mineralization

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization.  The deposits strike 60˚ to 65˚ west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels.

The San Francisco Property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age.

The main vein systems in the region strike 50° to 80° west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60° to 80° east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit. While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

Alio Gold completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150 m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana.

Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Airborne Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east.

Exploration Programs

Alio Exploration Programs

In 2007 and early 2008, geochemical surveys were conducted over the area occupied by the package of igneous and metamorphic rocks within the concessions. A total of 222 chip samples and 2,697 soil samples were collected. The results confirmed the targets already identified from historical shallow underground workings developed by former miners along quartz veins containing high gold values.

During May, 2007, Alio Gold contracted the Mexican Geological Service to survey 1,227 km of high resolution aeromagnetic lineaments and radiometry and acquired raw data for a further 1,569 km previously surveyed by the same institution which fully covered the surface of the San Francisco Property, over 40,000 hectares. The resolution of the data varies due to the flight height, which ranged between 75 and 100 m, with the lines spaced every 100 m. The conclusion of this study was the definition of the indicative structural lineaments of the tectonic sequence in northern Sonora.

With a view to a more detailed interpretation, a Natural Source Audio-Frequency Magnetotelluric (“NSAMT”) survey was completed on the San Francisco Mine along the lines 200E, 0, 800W, 1,000W, 1,200W, 1,400W, 1,600W and on the La Chicharra pit along the lines 2,500W and 2,700W. A total of 19.2 km of coverage in 10 survey lines with dipoles of 25 m was completed. Two lines were 2,400 m long and the remainder were 1,800 m.

The San Francisco pit is clearly located within the magnetic high zone, positioned along a linear contact seen in the radiometric data. In contrast, the La Chicharra pit is located in a non-magnetic zone also positioned along a linear contact observed in the radiometric data. Both pit locations are within the area thought to be the shear zone, and locally in areas characterized by contacts between intrusive (more resistive) and possibly altered (more conductive) rock types. The NSAMT program successfully identified the shear zone and provided sub-surface imaging of geologic trends that have been identified by airborne magnetic and radiometric surveys, in the test area. Alio Gold has concluded that the interpretation of NSAMT is a useful indicator of the different lithologies associated with the mineralization or host rock.

At the end of 2008, the services of a structural geologist, were recruited to obtain a greater understanding of the structural evolution of the region and in particular the tectonic complex in the San Francisco Mine area, and thereby to define the structural controls for the mineralization. The conclusions from this structural report have assisted Alio Gold in outlining subsequent exploration programs.

From 2007 to 2009, concurrent with the feasibility study, which focused on re-starting the mining operations, Alio Gold conducted exploration comprised mainly of in-fill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the known deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010.  The results from the 2010 drilling, when combined with the previous results, led to Alio Gold updating the resource and reserve estimations, as well as its mine plan.

Between July 2010 and June 2011, Alio Gold conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicated that the mineralization is located in parallel mineralized bodies both along strike and at depth.

From July 2011 to June 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totaling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth.  In 2013, Alio Gold had completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit but it was still undecided if these areas were going to be exploited due to the lower gold price.

In the period between 2013 and 2017, Alio Gold has only conducted a small number of exploration drilling programs comprised of in-fill drilling in the San Francisco pit to cover gaps in drilling on the lower benches, exploration drilling to outline preliminary underground resources beneath the south wall of the pit and exploration drilling to the north of the San Francisco pit to potentially identify a secondary deposit which would supply feed to the heap leach pad and processing facilities at the San Francisco Mine.

The in-fill drilling in the San Francisco pit on the lower benches was successful in allowing a better understanding of the mineralization being extracted in these areas. The drilling in the south wall, along with preliminary underground mining, has helped to identify the extent and mining potential for these areas but further drilling will be necessary to fully identify the extent of the mineralized lenses in this area. The exploration drilling to the north produced mixed results with areas of good mineralization identified but the extent of the mineralization is still not fully understood and these areas will need further work to identify if they are amenable to open pit mining methods.

Alio Gold has continued to conduct in-fill drilling programs which have led to two small satellite pits to the north and northeast being identified around the La Chicharra deposit and a small pit to the southeast of the San Francisco deposit. These small pits are only a few benches deep.

In-fill drilling has been conducted in the pit to further define the mineralization and this information was used to update the mineral resources. Please see the “Update on the San Francisco Project”.

Future Exploration Programs

As of May 25, 2017, Alio Gold was not planning any further exploration programs on the San Francisco Property.

Sampling, Analysis and Data Verification

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco Mine. Approximately 15% of the samples assayed in the laboratory at the San Francisco Mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate laboratory in Vancouver, B.C.

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes. This step in the procedure is completed by the contractor’s personnel, under the supervision of an Alio Gold geologist. Alio Gold and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.  Bags containing blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation.

As part of Alio Gold’s QA/QC procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one each in every 25 samples.

Samples from the San Francisco Mine are picked up periodically by Inspectorate de Mexico, SA de CV., a subsidiary of Inspectorate America Corp.

Alio Gold has stopped using its assay laboratory at the San Francisco Mine to analyze samples and is only preparing samples on site at this time. However, there were still some mine laboratory assays in the QA/QC program. The San Francisco Mine laboratory continues to participate in a round-robin assay process through CANMET, which is the Materials Technology Laboratory at Natural Resources Canada, a branch of the Canadian Government.

Between January 2014 and December 2015, in addition to its regular QA/QC programs, Alio Gold added a program of conducting screen metallic samples as part of its assay checks to deal with free gold that it observed at the Vetatierra Project.

Mineral Resource and Reserve Estimates

The Mineral Resource and Reserve estimate in this section is as at the date of the San Francisco Technical Report. For an update to the Mineral Resource and Reserve estimate at the San Francisco Property, please see “Update on the San Francisco Property”.

Mineral Resource Estimate

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of April 1, 2017. The undisturbed pre-mining topographic surfaces are also available in the model.

Alio Gold has continued to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Alio Gold to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 4,261 drill holes with 407,805 intervals, amounting to 640,782 m of drilling. A total of 135 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 13,877 m of drilling from 101 new holes drilled in 2016 and 2017.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length.  In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains.

Once Micon had audited and accepted Alio Gold’s block model, Alio Gold proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was US$1,350 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 2-1. They are a combination of the parameters determined by Micon and Alio Gold, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of US$1,350/troy ounce, using the economic parameters summarized in Table 1-1, the drilling database as of March 2017, and the topographic surface as of April 1, 2017. The Mineral Resource, as estimated by Alio Gold and audited by Micon, is presented in Table 1-2. This resource estimate includes the Mineral Reserve described subsequently, and has an effective date of April 1, 2017.

Table 1-1
Pit Optimization Parameters for the April 1, 2017, Resource Estimate

for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	US$/t	1.90
	Ore mining cost	US$/t	1.90
	Process cost	US$/t	3.35
	G & A cost	US$/t	0.47
	Gold price	US$/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss (4)	2.75	75.29
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	70.16
	Conglomerate (12)	2.00	71.70
	General Recovery		73.00
Area	Costs
La Chicharra Mine	Description	Units	Amount
	Waste mining cost	US$/t	1.45
	Ore mining cost	US$/t	1.45
	Process cost	US$/t	3.35
	G & A cost	US$/t	0.47
	Gold price	US$/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.9	76.69
	General Recovery		76.69

Micon recommended that Alio Gold use the April 1, 2017, Mineral Resource estimate contained in Table 1-2 as the stated Mineral Resource estimate for the San Francisco Project as this estimate recognizes the use of 0.121 g/t gold for the San Francisco deposit and 0.115 g/t gold for the La Chicharra deposit as the open pit (OP) cut-off grades, at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Table 1-2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
($1,350/oz Gold Price)

Area	Cut-off (Au g/t)	Category	Tonnes	Au (g/t)	Gold (Oz)
San Francisco Mine OP	0.121	Measured	39,713,000	0.531	678,000
		Indicated	20,604,000	0.566	375,000
		Measured & Indicated	60,317,000	0.543	1,053,000
		Inferred*	483,000	0.596	9,000
La Chicharra Mine OP	0.115	Measured	6,918,000	0.550	122,000
		Indicated	6,068,000	0.500	98,000
		Measured & Indicated	12,986,000	0.527	220,000
		Inferred*	231,000	0.488	4,000
La Chicharra Pit NW OP	0.115	Measured	673,000	0.550	12,000
		Indicated	558,000	0.616	11,000
		Measured & Indicated	1,231,000	0.580	23,000
		Inferred*	2,000	0.473	20
La Chicharra Pit North OP	0.115	Measured	186,000	0.676	4,000
		Indicated	92,000	0.628	2,000
		Measured & Indicated	278,000	0.660	6,000
		Inferred*	5,000	1.240	200
Total Resources		Measured	47,490,000	0.535	816,000
		Indicated	27,322,000	0.553	485,000
		Measured & Indicated	74,813,000	0.541	1,302,000
		Inferred*	721,000	0.566	13,000

*Inferred resources in this table only include material within the limits of the US$1,350/oz pit shell and do not include material outside of the pits limit.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the Mineral Resources estimated above. However, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource figures in Table 1-2 have been rounded to reflect that they are estimates and therefore, the totals in the table may not add.

The Mineral Resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017, Mineral Resource estimate has been prepared in accordance with the CIM standards and definitions for Mineral Resource estimates and that Alio Gold can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

Mineral Reserve Estimate

Once Micon had audited and accepted Alio Gold’s resource estimate, Alio Gold proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was US$1,250 per ounce. The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Mining recovery has been estimated at 98% for both the San Francisco and La Chicharra deposits. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits varies, up to 4%, depending on the pit phases.

Table 1-3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1-3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (April 1, 2017) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes	Gold (g/t)	Contained Gold Ounces
San Francisco Pit	Proven	27,048,000	0.578	502,500
	Probable	12,083,000	0.579	224,700
	Total	39,131,000	0.578	727,200
La Chicharra Pit	Proven	2,329,000	0.471	35,200
	Probable	5,328,000	0.551	94,300
	Total	7,657,000	0.526	129,600
La Chicharra Pit NW OP	Proven	170,000	0.434	2,400
	Probable	363,000	0.431	5,000
	Total	533,000	0.432	7,400
La Chicharra Pit North OP	Proven	72,000	0.638	1,500
	Probable	200,000	0.437	2,800
	Total	272,000	0.490	4,300
Total Pits	Proven	29,619,000	0.569	541,600
	Probable	17,974,000	0.566	326,900
	Total	47,593,000	0.568	868,500
San Francisco Mine	Low Grade Stockpile	7,199,000	0.26	60,200
San Francisco Mine	Total Pits + Stockpile	54,792,000	0.527	928,700

The proven and probable reserves in Table 1-3 have been derived from the measured and indicated Mineral Resources summarized in Table 1-2 and account for mining recovery and dilution. The figures in Table 1-3 have been rounded to reflect that they are an estimate and, therefore, the totals in the table may not add.

The Mineral Reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017, Mineral Reserve estimate has been prepared in accordance with the CIM standards and definitions for Mineral Reserve estimates and that Alio Gold can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

Operational Data

The foregoing operational, processing, cost and economic analysis data is presented as at the date of the San Francisco Technical Report. For updated operational data for the San Francisco Property, please see the Company’s annual Management Discussion and Analysis for the Company’s financial year ended December 31, 2018, available on SEDAR at www.sedar.com or on the Company’s website at www.aliogold.com.

Production to Date

The San Francisco Mine resumed commercial production in April, 2010. Table 1-4 summarizes production from April, 2010 to the end of March, 2017, by quarter.  Ore of lower grade is being stockpiled for processing at the end of the mine life. Alio Gold reports that, as of the end of August 2016, a total of 8.121 Mt at an average grade of 0.260 g/t gold had been placed on the low grade stockpile since 2010. However, Alio Gold has processed some of the stockpile material and the actual low grade stockpile contains 7.287 MT at an average grade of 0.26 oz/t gold as of the date of the San Francisco Technical Report.

During July, 2011, Alio Gold expanded the crushing system to 15,000 t/d. In December, 2012, a new additional 5,000 t/d crushing circuit was installed. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August 2013, an expansion was made to this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d.  Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, the crushing capacity currently operates at 22,000 t/d.

Mine Plans and Activities

Production from the La Chicharra deposit recommenced in late 2015. The San Francisco and La Chicharra pits will be mined at the same time. The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Alio Gold, in accordance with the mining plan.

Alio Gold provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Processing

Ore extracted from the pit is transported in 100 tonne capacity haulage trucks, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore onto a conveyor belt which feeds the secondary crushing circuit. The ore is screened and the screen undersize (minus 0.5 inch) reports to the final product, while screen oversize is fed to two parallel secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers in parallel operating in closed circuit with screens. The minus 0.5 inch undersize from the screens is delivered to the leach pad.

As noted above, the crushing circuits are presently being modified to deliver a finer product.

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

Alio Gold has constructed the leach pad and has six different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente).

The 0.05% sodium cyanide leach solution with a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and is collected in the channel that carries the pregnant solution to a storage pond, from which it is pumped to the gold recovery plant. The gold contained in pregnant solution is adsorbed in the carbon columns.

The gold recovery operation comprises two adsorption-desorption-recovery (“ADR”) plants with a total of three parallel sets of carbon columns with a total feed capacity of 1,475 m3/h (6,500 US gpm) of pregnant solution.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

A new stripping circuit with a capacity of 5.5 tonnes of carbon has been added to the process. In March, 2017, this new circuit started full operations. At the time of the San Francisco Technical Report, the target was to improve the stripping efficiency to an average of 95%.

In March, 2017, Alio Gold initiated a process to separate the drainage solution from old leach pads (Phases 1 and 2) in a parallel intermediate solution process and recirculate this drained solution continually until it is enriched enough to process (minimum average head grade of 0.13 ppm). Additional infrastructure was added in order to process the 8,000 m3/d recirculated from the old leach pads.

An additional carbon tank with a capacity of 6 tonne of activated carbon (similar at the existing ones in ADR Plant #2) for capturing the gold solution drained from old phases has been added to the circuit.

In the first quarter of 2017, Alio Gold implemented a number of operational changes to the heap leach and crushing circuits as described above and improved overall gold recovery.  Metallurgical test work indicated that recovery would be improved with the proposed modifications to the crushing circuity described above.

Capital and Cash Costs

Capital Expenditures

Future capital expenditures over the mine life were estimated to total US$70 million at the date of the San Francisco Technical Report, as shown in Table 1-4.

Table 1-4
Estimated Future Capital Expenditures (US$M)

Sustaining Capital Expenditure	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Equipment	0.5	1.4	1.3	1.3	1.3	1.3	-	-	7.2
Leach pad	3.4	2.6	2.6	2.6	2.6	-	-	-	14.0
Other	4.3	-	-	-	-	-	-	-	4.3
Total	8.2	4.0	4.0	4.0	4.0	1.3	-	-	25.5
Expansionary Capital Expenditure
Pre-stripping	4.3	20.5	13.3	-	-	-	-	-	38.0
Crushing updates	2.1	2.6	0.2	-	-	-	-	-	4.9
Power upgrade	1.5	0.5	-	-	-	-	-	-	2.0
Total	7.8	23.6	13.5	-	-	-	-	-	44.9
Total Cost Expenditure	16.1	27.6	17.5	4.0	4.0	1.3	-	-	70.4

Sustaining capital expenditure includes equipment for crushing and conveying requirements, the continued expansion of leach pads for production purposes, and miscellaneous process equipment and plant improvements to generate efficiencies.

Expansionary capital expenditure includes pre-stripping to provide access to additional ore, crushing upgrades to enable finer crushing of ore to improve recoveries, power upgrade to provide more main power to the crushing circuit and enable removal of the diesel generating plant.

Closure and reclamation costs were estimated to be US$8.0 million at the date of the San Francisco Technical Report. This amount includes physical reclamation and payments to employees. This cost is not included in the capital estimates.

As at the date of the San Francisco Technical Report, Micon had reviewed Alio Gold’s estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

Cash Operating Costs

As at the date of the San Francisco Technical Report, Alio Gold’s projected production and average cash cost per ounce of gold from 2017 to 2024 was estimated to be as shown in Table 1-5:

Table 1-5
Estimated Future Production and Cash Costs (US$)

Total	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Ore mined	8.0	8.0	8.0	8.0	8.0	8.0	1.2	-	49.4
Waste mined	17.6	24.6	27.6	34.7	31.9	34.5	2.2	-	173.0
Pre-stripping mined	2.8	12.0	7.8	-	-	-	-	-	22.5
Total mined	28.3	44.6	43.4	42.8	39.9	42.5	3.4	-	245.0
Strip ratio (Incl. pre-stripping)	2.5	4.6	4.4	4.3	4.0	4.3	1.8	-	4.0
Ore grade	0.513	0.561	0.620	0.576	0.578	0.601	0.335	-	0.539
Ounces deposited	131,820	144,919	160,167	148,600	149,227	155,158	86,424	3,382	979,698
Recovery LOM (includes dilution factor of 3%)									70.7%
Ounces produced from New Ore loaded									692,710
Residual leaching production									28,109
Total ounces produced	92,135	104,922	112,984	108,518	110,294	109,638	71,225	11,103	720,819
Cash cost per ounce (US$)	~900	822	852	968	952	1,012	691	1,200	900

As at the date of the San Francisco Technical Report, Alio Gold’s estimate of its life-of-mine production was between 670,000 and 720,000 ounces of gold at cash costs of US$900 to US$950 per ounce of gold. Cost per ounce of gold quoted is net of by-product credits.

As at the date of the San Francisco Technical Report, Micon had reviewed Alio Gold’s operating cost forecast for the life of the San Francisco Project and regarded them as reasonable.

Economic Analysis

Alio Gold continues to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

As at the date of the San Francisco Technical Report, the investment of an incremental US$45 million during 2017-2019 was expected by Alio Gold to generate an additional 360,000 gold ounces, compared to the estimates in the prior technical report. Alio Gold expected the US$38 million in capital stripping to provide access from the current phase 5 through to phase 8 of the San Francisco pit and phase 2 of La Chicharra pit, for a combined expected increase of approximately 265,000 ounces. The US$5 million investment in crusher upgrades was expected to increase recoveries.

Closure and reclamation costs were estimated to be US$8.0 million. This amount includes physical reclamation and payments to employees. These costs were not included in the economic analysis as they did not vary materially between alternate mine life scenarios.

The Company proposes to fund incremental capital expenditures and reclamation costs from existing capital resources and cash generated from operations.

The expansionary capital expenditure was intended to be phased smoothly over 2017-2019, and as a result the updated LOM did not significantly depart from the 2016 technical report cash flows during the investment period. The planned capital investments were expected by Alio Gold to generate an additional US$85 million in after tax free cash flow, compared to the economic projections contained in the 2016 technical report.

Update on the San Francisco Property

Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America, a Qualified Person under NI 43-101 and the San Francisco Mine Manager of the Company, has approved the technical information regarding the San Francisco Property contained in this section.

In May 2018, the Company completed an update resource block model for the San Francisco Project in Sonora, Mexico.

The update was completed in order to:

a)	update the block model with 2017 exploration drilling on the San Francisco pit (140 holes or 28,417 meters),
b)	reflect the 2018 in-fill drill program (105 holes or 7,154 meters); and
c)	improve model reconciliation to blasthole data.

The total drillhole database included 3,515 drillholes representing about 499,000 m of drilling.  This amounted to approximately 315,160 sample intervals, 1.5 m in length.

Updated San Francisco Reserves and Resources as of July 1, 2018

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
Total	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272
Low-grade stockpile	7,199,000	0.260	60,200	-	-	-	7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594
(1)	Figures may not total due to rounding.

San Francisco Mine: Reserve and Resource Reporting Notes as of July 1, 2018:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold.
5.	Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold.

Highlights

The highlights of the cashflow model used to generate this updated resource model include the following:

•	net present value using a 5% discount rate is US$50 million after taxes at US$1,300 per ounce of gold;
•	cash costs of US$1,021 per ounce of gold and site all-in sustaining costs of US$1,127 per ounce of gold, with sustaining capex of $15.3 million;
•	overall gold recovery of 66%; and
•	mine life of 6.5 years from an open pit producing 558,000 ounces of gold.

For further information, please see the Company’s annual Management Discussion and Analysis for the Company’s financial year ended December 31, 2018, available on SEDAR at www.sedar.com or on the Company’s website at www.aliogold.com.

Ana Paula Property

The following summary is derived from the technical report entitled “Ana Paula Project, NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico” dated June 7, 2017, with an effective date of May 16, 2017 (the “Ana Paula Report”), prepared by Daniel H. Neff, P.E., Art Ibrado, PhD, P.E., Taj Singh, P.Eng., Andrew Kelly, P.Eng., Gordon Zurowski, P.Eng., Pierre Desautels, P.Geo., Gilberto Dominguez, P.E., James A. Cremeens, P.E., P.G., all of whom are “Qualified Persons” under NI 43-101, are independent of the Company, other than Taj Singh who was the Company’s Vice President Engineering and Project Development, and have approved of the summary of the Ana Paula Report provided below. The Ana Paula Report is available on the Company’s website (www.aliogold.com) and has been filed with the Canadian securities regulatory authorities on SEDAR (www.sedar.com).

Summary

Alio Gold has completed a preliminary feasibility study (“PFS”) of its wholly owned Ana Paula Project, which is a gold resource development project located in the Guerrero Gold Belt in Guerrero, Mexico. The highlights of the PFS include the following.

•	Proven & Probable Mineral Reserves of 13.4 million tonnes at 2.36 grams of gold per tonne for 1,021,000 contained ounces of gold
•	Inferred Resources of 870,000 tonnes at 1.84 grams of gold per tonne for 51,400 contained ounces of gold
•	Net present value using a 5% discount rate (“NPV5%”) = US$223 million and internal rate of return (“IRR”) of 34% after taxes at US$1,250 per ounce of gold
•	Initial Capital Cost of US$137.2 million
•	Cash costs of US$489 per ounce of gold and site all-in sustaining costs of US$524 per ounce of gold
•	Overall gold recovery of 85%

•	Mine life of 7.5 years from an open pit producing 868,000 ounces of gold
•	Underground potential highlighted with Measured & Indicated Resources below the proposed pit of 3.0 million tonnes at 2.8 grams of gold per tonne for 266,700 contained ounces
•	Feasibility study started in July 2017.

Introduction and Technical Information

M3 Engineering & Technology Corp. (“M3”) was commissioned by Alio Gold to carry out a PFS of the Ana Paula Project pursuant to NI 43-101 including preparation of a report in accordance with Form 43-101F1 standards. The Ana Paula Project encompasses several gold occurrences within an exploration concession covering an area of more than 600 square km (“km2”).

Greg McCunn, BAsc, MBA, P.Eng,, a Qualified Person under NI 43-101 and the Chief Executive Officer of the Company, has approved the Technical Information disclosed regarding the Ana Paula Project contained in this AIF.

Property Description and Location

The Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, roughly half way between the major cities of Mexico City and the Port of Acapulco. The Ana Paula Project centroid is located at UTM Q14N, WGS84, 409,027.8E and 1,997,632.6N or 99° 51’ 34.4” west longitude and 18° 3’ 55.2” north latitude near the municipality of Cuetzala del Progresos and Apaxtla del Castregon. The Ana Paula Project lies within the Sierra Madre mountain range where topography can range from moderate to rugged with elevations varying from 900 to over 1,460 meters above sea level (“masl”). The Balsas River, which divides the Sierra Madre Mountains into north and south ranges, flows just south of the Ana Paula Project area.

The town of Iguala, with a population of about 200,000, is a three-hour drive from Mexico City and about four hours from the port city of Acapulco. The Ana Paula Project concessions are accessible from Iguala via paved highways and good quality all season unpaved roads. Driving time from Iguala is about 1.25 hours to the Ana Paula Project headquarters located at Cuetzala del Progreso.

The Company maintains offices, residences, and storage facilities in Cuetzala del Progreso. Access to the Ana Paula Project site is via a series of secondary unpaved roads, built and maintained by the Company and many are passable by two-wheel drive vehicles year-round. Four-wheel drive vehicles are required on drill access roads during rainy periods. All exploration and potential mining activities are carried out year-round.

The climate in the region is warm and humid, with temperatures ranging from 17º to 45º Celsius (ºC). Precipitation averages at 835 millimeters (“mm”) per year, mostly occurring between June and October during the monsoonal season, which is influenced by hurricanes from both the Atlantic and Pacific oceans. According to Mexican regulation NOM-141 SEMARNAT-2003, the Ana Paula site falls under seismic region C, where seismic events are common.

Alio Gold (then Timmins Gold Corp.), acquired Newstrike in an arrangement that closed on May 26th, 2015. With the arrangement, Alio Gold acquired ownership of all of the issued and outstanding common shares of Newstrike, its Canadian subsidiary Aurea and its Mexican subsidiary Minera Aurea.

The Ana Paula Project area is contained within two concessions, Aplaxta 3 and Tembo, which total 4,238 hectares. The concessions are owned by Alio Gold’s Mexican subsidiary Minera Aurea. In addition to the Aplaxta 3 and Tembo concessions Minera Aurea holds eleven concessions surrounding the Ana Paula Project totaling 46,278 hectares that form the Aurea Norte Property and two non-contiguous concessions totaling 4,293 hectares which form the Aurea Sur Property.

Alio Gold, through its Mexican operating subsidiary Minera Aurea, entered into an agreement on February 11, 2010 with Desarrollos and Minera San Luis (subsidiaries of Goldcorp) to acquire a 100% interest in certain mineral rights and concessions from Desarrollos Mineros San Luis, S.A. de C.V. and Minera San Luis S.A. de C.V., wholly owned

Mexican subsidiaries of Goldcorp for US$2.1 million in cash and shares.  In addition, the Company granted Goldcorp a 3% NSR royalty from the proceeds from the sale of any ores, metals or any other material of commercial value produced by and from the Aplaxtla 3, Tembo, Tembo Dos and Tembo Tres mineral concessions. On October 19, 2017, Alio Gold announced that it exercised its buy-back right from Goldcorp to purchase 1% of the 3% NSR. After the exercise of Alio Gold’s buy-back right, the NSR held by Goldcorp has been reduced to 2%.

Minera Aurea is subject to a 2.5% NSR payable to Industrias Miral, S.A. de C.V. and others for the remaining mining concessions in the Aurea Norte and Area Sure areas, which concessions are not part of the Ana Paula Project area.

The concessions highlighted below in yellow are subject to the NSR payable to Goldcorp. The remaining concessions that have not been highlighted are subject to the 2.5% NSR payable to Industrias Miral, S.A. de C.V.

Figure 2-1: Map of Concession Areas for Net Smelter Return Royalties

In addition to the NSR royalties described above, once the Ana Paula project is in operation, the Company will be required to pay to the Mexican government a mining royalty fee of 7.5% on income before tax, depreciation and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues.  This implies an effective combined tax and royalty rate of 35.25%, depending on how deductions will be applied, when combined with the corporate income tax rate of 30%.

As of May 15, 2017, Minera Aurea controls surface rights to 2,442 hectares overlying and surrounding the Ana Paula Project area, where 1,283 hectares are owned outright and approximately 154 hectares are under contract in 30-year access agreements. An additional 1,005 hectares are under exploration access agreements. Negotiations regarding surface rights agreements for the remaining land required for the Ana Paula Project are ongoing with the landowners and the communities.

The Company has good relations with the local communities and the social license is considered more than adequate for the pre-construction activities. During the feasibility stage the Company will study alternative access routes and develop and implement a construction ready community and social relations programs that includes a trained community and social relations team.

Land use negotiations are proceeding well with all the remaining surface rights requirements having entered the negotiation phase.

History

The Ana Paula Project is within the Guerrero Gold Belt which has been mined commercially for gold and silver since the early 1920’s. Today, the trend includes producing gold mines, several known deposits in various stages of development and exploration, and numerous early stage exploration prospects. Since modern exploration began 20 years ago in response to changes in Mexican foreign ownership and mining laws, and signing of the North American Free Trade Act (NAFTA), the trend has evolved into one of Mexico’s most prolific gold producing belts.

No significant production occurred on the Ana Paula Project.  Some small scale artisanal extraction took place during the period between 1950-1980.

SGM (1970-2002)

The 47,600 hectares Morelos National Mineral Reserve, which was located to the west and outside of the Ana Paula Project area, was created during the Administration of President Miguel de la Madrid. The Consejo de Recursos Minerales (the “CRM”, today known as the “SGM”) carried out exploration throughout the reserve and surrounding areas. The exploration campaign included regional and detailed mapping, airborne and ground geophysics, geochemical sample programs, and drilling. In 1979, SGM built an access road to the artisanal Guadalupana gold mine located on the Ana Paula Project.

Miranda Mining Corp. (2002-2004)

In 1998, Miranda collected 726 regional stream sediment samples west of the Morelos Mineral Reserve, including samples from the Ana Paula Project area. Results from the sampling campaign led to the staking of the claims.

Goldcorp (2005-2010)

Goldcorp conducted the first detailed exploration on the Tembo and Apaxtla 3 concessions, as well as the non-contiguous concessions, Tembo Dos and Tembo Tres, between 2005 and 2009. The Goldcorp work represents the first detailed exploration within the Ana Paula Project area.

Work programs included regional and detailed geologic mapping (1:1,000, 1:5,000, and 1:10,000 scale), road building, stream sediment sampling, trench and road cut sampling, age dating of the intrusion, an airborne multispectral and magnetic survey, a ground pole-dipole induced polarization survey, portable infrared mineral analyzer (“PIMA”) alteration mapping, structural interpretation, petrologic and microprobe studies.

Goldcorp conducted trench and road cut sampling during 2005. Goldcorp’s work outlined a 1 by 2 km exploration target in the Ana Paula Project area defined by anomalous outcrop gold geochemistry (>0.2 to 49.9 g/t) returned from grid and road-cut samples with coincident underlying geophysical anomalies.

Previous Studies and Estimates

A petrographic study was carried out in 2005 on 11 rock samples. In 2006, Goldcorp expanded the litho-geochemical sampling and contracted SJ Geophysics Ltd. to provide an Induced Polarization geophysical survey. Intrusive samples were submitted for age dating. Petrographic and microprobe studies were conducted on a suite of volcanic and intrusive rocks and a structural interpretation utilizing satellite imagery was completed.

In 2013, H. E. Welhener, R. A. Lunceford, & Winckers, issued a technical report and initial resource estimate for the Ana Paula Project. The resource estimate was based on 130 diamond core drill holes aggregating 67,943 meters and containing 45,512 assay intervals.

In August 2014, JDS Energy and Mining issued an NI-43-101 technical report entitled “Preliminary Economic Assessment on the Ana Paula Project, Guerrero State Mexico” and incorporated an estimate of the mineral resources. The resource estimate was based on 113,535 metres (“m”) of drilling aggregating 85,523 assay intervals in 230 diamond core drill holes.

These historical resource estimates are no longer current and have been superseded by the mineral resource estimate effective May 16, 2017, as summarized below.

Geology and Mineralization

Mineralization in the Guerrero Gold Belt (“GGB”) is characterized as a skarn porphyry mineralization related to an early Tertiary intrusive event. Ana Paula is located along the northwesterly trend of the GGB where it straddles a boundary between two older tectonic sub-terranes; a volcanic-volcaniclastic arc assemblage to the west and a thick carbonate platform sequence overlain by younger marine deposits to the east.

The stratigraphy of both sub-terranes was deformed during the compressive Laramide orogeny and subsequently intruded by a ±62-66 million year calc-alkali magmatic event that is currently thought to be associated with the timing of mineralization responsible for the gold deposits and showings of the GGB.

The geologic units underlying the Ana Paula Project are primarily sedimentary rocks composed of an interbedded limestone and shale unit and a carbonaceous limestone unit that have been intruded by intermediate sills, dikes and stocks. Six principal geological domains within Ana Paula deposit have been recognized: (1) Complex Breccia domain that sits in the core of the main Ana Paula deposit is a steeply dipping sub-vertical plug stretched gently in an east-west direction and dipping to south. (2) Intrusive suite domain is a package of several different intrusive phases that in a general sense appear to be similar in composition and age. (3) Monolithic breccia domain is essentially a brecciated intrusion composed of mostly monolithic fragments in a silica rich matrix with mixed sulphide-oxide mineralogy. It is located in the southern part of the deposit. (4) Sediments domain is characterized by light brown weathering, platy outcrops, with distinct gray and brown limestone beds which range from a few centimeters to as much as 25 centimeters thick. Also a massive to thinly bedded laminated carbonaceous limestone is present in this domain. The sediments domain is located in the eastern part of the deposit. (5) Skarn-Hornfels domain is found in the deeper zones of the deposits and shows a down dip zonation from unaltered sedimentary limestone-shale to skarn-hornfels metamorphic rock. (6) Semi-massive sulphide domain is very localized and narrow, and it develops at the contacts between the skarn-hornfels domain and the intrusive suite domain.

In general, four gold depositional settings are recognized at Ana Paula, including:

1.	Quartz-sulphide and quartz-carbonate-sulphide veinlets, stockworks with sulphide clots and disseminations in both intrusions and hornfels.
2.	Narrow semi-massive sulphide contact replacement of limestone or hornfels/skarn at the intrusion contacts.
3.	Sulphide clots, rims and masses in narrow contact replacement of breccia hosted in intrusions at or near the sedimentary contacts and/or fault contacts (detachment faults).

4.

Associated with a sulphide constituent within breccia matrix and with sulphide replacement textures within structurally controlled breccia formed oblique to the dominant northerly trending westerly dipping stratigraphy.

The veinlets, stockwork, clots and disseminated mineralization, along with the contact replacement textures (settings 1, 2 and 3 above) are commonly observed contained within the intrusive and sediments domains that collectively make up a corridor of structurally controlled northerly trending and westerly dipping marine sediment and intrusive sill/dike stratigraphy that is host to a lower grade mineralization.

The bulk of the high-grade mineralization at Ana Paula occurs in the Complex Breccia domain. This lithological unit consists of a core of multi-lithic breccia in a steeply south plunging column surrounded by an alteration halo bearing high grade mineralization which is characterized by veins, fracture zones, and massive sulfide contact replacements.  The vertical extent of the Complex Breccia has been modelled to a depth of 950 m below surface and is currently limited by drilling. Horizontally, the high-grade mineralization extends between 200 m to 250 m away from the center of the Complex Breccia near surface. The horizontal extent gradually reduces at depth, down to between 20 m to 30 m at the lower extremity of the Breccia. Mineralization is continuous, and grade tends to be highest from the center of the complex breccia and extends into the sediments, intrusive, and hornfels lithology. Outside the halo the mineralization is lower grade and occurs in stockwork, with sulphide clots and disseminations mainly in hornfeld and intrusive.

Gold deposition at Ana Paula tends to occur, both contemporaneous with and post intrusion, exhibiting at least two mineralizing events. The earliest consists of Au-As-(Bi-Te) disseminated mineralization characterized by progressive mineralization over time through deposition of gold in breccias, stockworks, contract skam (both endoskam and exoskam) and other replacement bodies.

The second mineralization event (Au-Ag-Pb-Zn-Hg-Sb) may be a later hydrothermal phase of the earliest intrusive event or may be younger.

The exact timing of gold deposition and the mechanism of deposition within the GGB and at Ana Paula are not yet fully understood and appears to vary among the known deposits, where each deposit shares important characteristics and differences. Intrusions at Ana Paula have been dated at 66.0 – 66.7Ma ± 0.7-1.8Ma, which may also date the earliest onset on mineralization.

Results from Ana Paula suggest that the bulk of the gold deposition occurs with the dominant Au- As-(Bi-Te) mineralization, and is largely hosted in a northerly trending and westerly dipping corridor of intrusive rocks, at the contacts with sedimentary rocks and hornfels, and within important breccia bodies. Gold deposition within the high-grade core of the deposit is structurally controlled, located at the intersection of at least two fault structures and the host stratigraphy. Both skarn type massive and disseminated sulphide (arsenopyrite + pyrite) replacements and some epithermal overprinting have occurred but the extent and relationship to the oldest intrusive rocks have not been studied in detail.

Exploration and Drilling

Active exploration of the Ana Paula Project began in 2005 and has taken place continuously since 2010. Exploration activities include surface mapping and sampling, geophysical surveys, and drilling. Surface mapping and sampling has been thorough and ongoing. Outcrop and road cut locations are registered on handheld GPS (WGS84 datum) and recorded along with lithologic, structure, mineralization, alteration and other relevant details on field map sheets of the same 1:2000 scale that are then transferred first by hand then digitally to the final map sheets. Geophysical surveys of the area have included aeromagnetics, airborne radiometrics (K, Th, U), induced polarization (IP), and an airborne Z-axis tipper electromagnetic (ZTEM) survey.

Upon acquiring the property in 2015, Alio Gold carried out an extensive review of the data delivered by Newstrike including field review of the existing geological maps by Alio Gold personnel and re-logging of 113 drill holes located in the vicinity of the pit design area and extending below the pit design. A total of 49,968.89 meters of core was re-

logged by Alio Gold to provide detailed information across the entire mineralization system and unified lithological, structural and mineralized criteria with the goal to improve support for the geological model.

The primary means of exploration has been by core drilling from the surface. Drilling began with Goldcorp in 2005, continued with Newstrike from 2010 to 2015, and continues with Alio Gold to the present. Table 2-1 shows drilling statistics by year and company.

Table 2-1: Drill Hole Summary by Year and Company

Year	Company	Number of holes	Total length (m)
2005	Goldcorp	11	3,689
2010	Newstrike	12	5,227
2011	Newstrike	57	29,697
2012	Newstrike	72	41,260
2013	Newstrike	78	33,925
2014	Newstrike	2	1,518
2015	Alio Gold	10	2,008
2016	Alio Gold	31	7,304
2017	Alio Gold	12	2,539

The average drill hole spacing is approximately 50 m in the main part of the Ana Paula deposit, with a range of from 20-50 m in the high-grade Breccia Zone and 50 - 150 m to the north and south pit extremities.

Drilling by Alio Gold at the Ana Paula property consisted of a program in 2015 with two components: confirmation drilling and infill drilling. The 2015 program was followed by a major program in 2016-2017 consisting of three main components: infill drilling, geotechnical drilling, and condemnation drilling.

The 2015 confirmation drilling consisted of a total of 606 m of core in three twinned drill holes. The results from the confirmation drilling were consistent with those from previous programs. The infill drilling consisted of 1,403 m of core from seven drill holes. All drilling was completed with HQ (63.5/93.5 mm) diameter diamond drill core rods.

The infill drilling results were very encouraging, as they continued to display Ana Paula’s high-grade gold mineralization and allowed for a greater understanding of the deposit.

The 2016-2017 infill drilling consisted of approximately 9,663 m of core in 37 holes. The infill drilling program significantly increased the delineation of the high-grade breccia zone and the mineralization halo surrounding the high-grade breccia.

Sampling, Analysis and Data Verification

Sampling Methods

The sampling methodology carried out by Alio Gold is similar to the methodology used by Newstrike and Goldcorp. Sample intervals were selected by the field geologist and most typically varied between 1.0 m and 2.0 m in length. Sample intervals were not less than 0.50 m on specific, narrow, geological features, and not greater than 2.0 m on wide intervals of barren granodiorite and/or limestone-shale. After logging and sample marking was completed, the core was photographed and then sawed longitudinally in half according to the sample intervals marked by the geologist. Samples were prepared by local workers. Once logged and split, the core was stored on racks in a secure storage facility at the Cuetzala del Progreso core logging facility.

Core sample shipment bags were collected directly from the Ana Paula core logging facility by the analytical laboratory that transports the samples directly to their sample preparation facilities, and who were responsible for all subsequent security following collection from site.

During the Goldcorp and Newstrike drill programs prior to 2015, ALS Global Ltd. through Chemex De Mexico, S.A. de C.V. (“ALS-Chemex”) was the primary analytical laboratory for the Ana Paula Project. ACME Laboratory at Guadalajara, Mexico was used by Newstrike as a primary laboratory for 11 holes during the 2013 drill campaign. SGS Laboratory located in Durango was the secondary laboratory for the Ana Paula Project during the Newstrike drill campaigns. BSI Inspectorate was used for the preparation and/or verification of blanks and standards, and for check assay works.

From 2015 to present, ALS-Chemex has remained the primary laboratory for the Ana Paula Project. Samples were processed at ALS Chemex preparation laboratories in Guadalajara, Jalisco, Mexico. After these samples were processed, the pulps were sent to Vancouver, Canada for analysis. Bureau Veritas Laboratory, located in Hermosillo, Sonora, Mexico, was used as the secondary laboratory for check samples.

Sample Preparation and Analysis

Sample preparation was consistent throughout the years. The entire sample was crushed to 2 mm size. Approximately a 250 gram split is pulverized.

Analytical procedures at the ALS Chemex facility were consistent throughout the years. 50-g aliquots were analyzed by fire assay with an atomic absorption finish with samples assaying greater than 10 g/t Au re-assayed by fire assay with a gravimetric finish using a 30 gram aliquot.

The SGA laboratory used during the Newstrike program had a similar analytical procedure. 50-g aliquots were analyzed by fire assay with an atomic absorption finish. Assays grading over 10 g/t were re-assayed by fire assay with a gravimetric finish using a 30 gram aliquot. In 2013, a small number of samples were also prepared at ACME at Guadalajara, Mexico. ACME Laboratory used 50 gram aliquots analyzed by fire assay with an atomic absorption finish with samples assaying greater than 10 g/t Au re-assayed by fire assay with a gravimetric finish.

All samples were also analyzed with an aqua regia digestion and a combination of inductively coupled plasma emission spectrometry (ICP-OES) and/or inductively coupled plasma mass spectrometry (ICP-MS) to provide a multi-element analyses.

All laboratories are internationally recognized and accredited to ISO 17025 or ISO 9001:2008 or better.

Quality Assurance and Quality Control (“QA/QC”)

Quality control samples included standards reference material, blanks, quarter core duplicates, and check samples.

Throughout the years, Standard Reference Materials (“SRM”) originated from two sources: (1) commercially prepared and certified samples from CDN Resource Laboratories Ltd.; and (2) those provided by ProDeMin which is a geological services contractor engaged by Newstrike. ProDeMin provided two types of SRM: (1) in-house SRM derived from material obtained in unrelated projects; and (2) in-house SRM derived from Ana Paula mineralized rocks.

Alio Gold now uses blanks consisting of non-mineralized basalt rock chips that are suitable for monitoring cross contamination at the sample preparation step. Goldcorp and Newstrike inserted QA/QC samples at a rate of 1 in 20, alternating between sample types. The insertion rate was considered low and Alio Gold increased the rate to 1 QA/QC sample in 20 for each of the sample types.

The QA/QC program appeared well monitored by the staff during the various drill campaigns.

Results from the blank QA/QC protocol during the Newstrike program were found to be of limited use since the material used was not completely blank. During the Alio Gold program, two major failures outside the blanks safe limits were encountered. In both cases, the laboratory was requested to do a formal investigation and the sample batches were re-assayed. The remaining blanks did not reveal a reproducible pattern of cross-contamination.

Quarter core duplicate samples indicated reasonable agreements between the original and duplicate values considering that a ¼ core duplicate typically shows more drift than a pulp or crush reject duplicate. The scatter about the parity line is good. The slope of regression is close to one, indicating no material bias.

Although some failures (of greater than 3 standard deviations) have occurred in the SRM, there were generally no two consecutive failures observed; except in the Standard CDN-CM-36, where two instances of two consecutive failures existed.

Pulp duplicates check assays mean grade during the Newstrike drill program compared within 5% or less. Check assays on rejects at ALS Chemex indicated more variability possibly related to sample homogeneity. During the Alio Gold campaign check samples processed at Bureau Veritas a slope of regression close to one and some scattered about the parity line likely due to nugget effect.

Metallurgy

A series of metallurgical test programs were conducted on Ana Paula material in support of the PFS. New composites were selected by Alio Gold personnel to be representative of the main lithological domains: intrusive suite (granodiorite, GD); complex breccia (high-grade breccia, HGB); sediments + skarn-hornfels mix (LS); monolithic breccia (low-grade breccia, LGB). These composites were subjected to a variety of metallurgical tests including comminution testing, gravity concentration, whole ore flotation, whole ore cyanidation and pre-oxidation.

Comminution Tests

Comminution results suggest that Ana Paula material is moderately hard to hard. Comminution test work consisted of JK RBT Lite tests, Bond Ball Work Index Tests, SMC tests and Abrasion index tests. Results are presented in Table 2-2. The SMC results indicate the material is somewhat harder than that suggested by the JK RBT Lite work. The SMC results therefore represent a more conservative approach to grinding circuit design. Abrasion testing results indicate that the Ana Paula material is mildly abrasive and that mill liner wear will not be extreme.

Table 2-2: Comminution Test Results

Domain Composite	JK RBT Lite Unscaled Parameter (A x b)	SMC Results (A x b)	BWI (kWh/t)	Abrasion Index (Ai)
Granodiorite (GD)	43.3	34.8	19.4	0.189
				0.203
High Grade Breccia (HGB)	44.0	33.3	16.0	0.194
Limestone Shale (LS)	39.6	N/A	15.1	0.078
Low Grade Breccia (LGB)	55.6	N/A	16.2	0.081

Flotation Tests

A comprehensive flotation test work program was completed on the three predominant domains (GD, LGB, and LS). The study evaluated the impacts of primary grind size, reagent scheme, pH, retention time, and pulp density. The following outcomes are summarized from the PFS.

•	Gold recoveries ranged from 93% for LS to 96% for GD and HGB.
•

Primary grinds ranging from 75 to 160 micrometers (“µm”) were evaluated. The primary grind size had no impact on final flotation recoveries so the coarsest primary grind, 80% passing (P80) 160 µm, was selected for the process design criteria.

•	All composites required the addition of copper sulphate for pyrite and arsenopyrite activation. Copper sulphate was added at the rate of 100 grams per tonne of material (g/t).
•

Potassium Amyl Xanthate (“PAX”) was added as the primary sulphide mineral collector. Optimum dosage rates ranged from 60 to 110 g/t. PAX was necessary to ensure maximum gold recovery. Tests conducted with alternate primary collectors resulted in lower overall recovery.

•	3418A was added to the GD and HGB composites as a secondary collector. Highest recoveries were noted when dosage rates ranged from 40 to 50 g/t.
•	F-131A was identified as the preferred frother. Optimum dosages ranged from 64 to 128 g/t.

Gravity Gold Recovery

Ana Paula material responded well to gravity concentration. Extended Gravity Recoverable Gold (“EGRG”) tests were conducted on each domain composite. These tests are conducted with successively finer grind sizes culminating with a final grind of 80% passing 75 µm. Anticipated gravity circuit performance is dictated by grinding and gravity circuit design. Given that the primary grind size required for adequate flotation was 160 µm one may expect that gold recovery to gravity concentrate will be somewhat less than that reported by the EGRG results. Modelling of the gravity circuit was conducted by FLSmidth-Knelson and suggests that the average life-of-mine recovery of gold to the gravity concentrate will be approximately 20% at a P80 grind size of 160 µm, assuming the treatment of a 36% circulating load through the gravity circuit.

Whole Ore Cyanidation

A comprehensive set of whole ore cyanidation tests were conducted on the three main domain composites (GD, HGB and LS). This test program evaluated the effects of primary grind size, cyanide concentration, lead nitrate addition, dissolved oxygen content, pre-aeration, and residence time. Leach recoveries ranged from 59% to 70% for GD, 62% to 68% for HGB and 6% to 50% for LS. Preg-robbing carbonaceous material identified in the LS composite was used to explain the low gold recoveries in initial testing. LS recoveries improved to the mid- to high-40% range through the addition of activated carbon. The impact of this carbon addition is illustrated in Figure 1-2.

Figure 2-2: Effect of Carbon Addition during Whole Ore Cyanidation

Ana Paula material was largely insensitive to primary grind size, residence time, cyanide concentration, lead nitrate addition and preaeration. The whole ore leach tests underscore the fact that gold recovery is limited by the refractory gold content in the material.

Pre-Oxidation Tests

The primary sulphide minerals at Ana Paula, pyrite and arsenopyrite, were both identified as being carriers of refractory gold. Increasing overall gold recovery requires breaking down the crystal structure of the sulphides by oxidation to make the gold available to the cyanide solution. Pressure oxidation and atmospheric oxidation were evaluated and compared to select the preferred process for recovery of the refractory gold.

Acidic pressure oxidation of both whole ore and flotation concentrates displayed overall gold recoveries in excess of 95%. Sulphide oxidation in these tests ranged from 96% to 98%. Due to the amount of acid consuming carbonate present in Ana Paula material, an alkaline pressure oxidation test was conducted, but alkaline oxidation up 50% less complete and gold recovery was limited to 75%.

An atmospheric oxidation process was tested at ambient pressure and temperature of 75ºC in open tanks with soda ash identified as the preferred neutralizing agent. An initial screening program highlighted that overall gold recovery from the atmospheric oxidation process would yield an average overall gold recovery of approximately 85% to 86% using soda ash as the neutralizing agent. M3 completed a trade-off study comparing pressure oxidation of flotation concentrates to atmospheric oxidation of flotation concentrates. The higher capital cost, and additional technical complexity of pressure oxidation did not support the added recovery benefit. The atmospheric oxidation flowsheet was selected for further optimization.

Additional atmospheric oxidation test work was focused on determining the optimum soda ash addition rates, verifying the concentrate regrind size and studying the effect of residence time on sulphide oxidation and gold recovery. A preliminary evaluation of domain specific oxidation tests was also carried out.

Soda ash addition had a direct relationship to gold recovery. This is highlighted in Figure 2-3 below. In the sample tested, which had a sulphur grade of 9.9%, 150 kg/t was sufficient to maintain a pH at the discharge of the oxidation test of approximately 7, suggesting that this dosage is sufficient to neutralize the acid produced. When lower soda ash dosages were applied, the pH within the oxidation circuit dropped below 7 for periods of time, and lower gold recoveries were noted. Carbonate, likely calcite, present in the flotation concentrate will dissolve in acidic conditions. The free calcium ions it will release likely precipitate as gypsum in the sulphate rich environment. This gypsum precipitate coats the sulphide particles resulting in their passivation and reducing the overall sulphide oxidation and gold recovery.

Figure 2-3: Relationship of Soda Ash Dosage and Gold Leach Recovery of Gravity Tail/Flotation
Concentrates (25µm regrind size)

The impact of regrinding was tested at three soda ash addition levels. Other parameters, such as temperature and residence time were held constant. Finer regrind size yielded higher overall gold recoveries. This influence is stronger at lower soda ash dosages, possibly due to the passivating influence of insufficient soda ash, as shown in Figure 2-4.

Figure 2-4: Effect of Regrind Size on Gold Leach Recovery of Gravity Tail/Flotation Concentrates

An oxidation versus recovery profile was generated using the standard 150 kg/t soda ash dosage, with temperature and regrind size held constant at 75°C and 25µm respectively. Gold recovery was measured from carbon-in-leach bottle rolls that were conducted on samples that had been oxidized for 8, 24, 48 and 72 hours. Gold recovery increased from 83% after 8 hours of oxidation to 88% after 48 hours. No additional recovery was recorded from the 72 hour residence time, indicating that 48 hours of retention time is sufficient.

Overall Metallurgical Flowsheet

Based on the test work described above the Ana Paula process flowsheet includes the following:

•	Primary grinding to 80% passing 160 µm
•	Gravity concentration
•	Intensive Leaching of Gravity Concentrates
•	Flotation
•	Regrinding of flotation concentrates to 80% passing 25µm
•	Atmospheric Oxidation of flotation concentrates
•	Carbon-in-Leach
•	Carbon Elution
•	Gold Electrowinning and smelting

Approximately 20% of the gold is expected to be recovered in the gravity circuit. The remainder of the ground material will feed a flotation plant where approximately 20% of the mass and 95% of the remaining gold will be recovered to concentrate. This concentrate is reground to 80% passing 25µm prior to being treated through the atmospheric oxidation circuit. Soda ash will be added to maintain the oxidation pH above 7. Following oxidation, the pH will be adjusted to 10.5 with lime, prior to the addition of cyanide in a Carbon-in-Leach (“CIL”) circuit. Gold will be recovered from loaded carbon through a standard elution process. This flowsheet is expected to yield an average overall gold recovery of 85%.

The presence of preg-robbing organic carbon associated with the limestone shale rock type is a risk to the overall gold recovery.  If co-mingled in small quantities the effect is not expected to be significant.  However, if limestone shale becomes a larger proportion of the mill feed (greater than 10%, even for short periods of time) or the preg-robbing activity of the native organic carbon in greater in certain areas then lower recoveries may be expected.

Mineral Resource Estimate

The Ana Paula updated mineral resource estimate (“MRE”) was developed in conformance with the CIM Mineral Resource definitions referred to in the NI 43-101. The MRE is an update of the May 26, 2016, estimate.

The estimate was completed based on the concept of a small to medium scale open pit, with a possible resource for an underground operation for the material remaining below the pit bottom.

The Ana Paula drill database was thoroughly validated prior to the resource estimate and was found to be error free. All drill core samples were analyzed at internationally recognized and accredited laboratories which were independent from the Company. Core handling, chain of custody, quality control and quality assurance were found to adhere to industry best practice.

The Ana Paula grade models were interpolated using 276 core holes completed by Goldcorp in 2005, Newstrike from 2010 through 2015, and Alio Gold since 2015. The database totaled 123,268 m of core and contained 86,013 assays.

The 3D wireframes developed to control the grade interpolation of the resource model were based primarily on lithology with a probabilistic approach used for the high-grade mineralized halo and the high-grade zones in the lithologies outside the halo. The deposit has been modeled using an Ordinary Krige applied to 3 m gold and silver drill hole composite lengths which respected lithology units.

Densities were determined from a suite of 5,946 representative core samples using industry standard methods. The density was then interpolated in areas where the data was sufficiently abundant to honor localized variations. For the remaining areas, the average density for each of the lithological domains was applied.

The block model matrix size of 5 m x 5 m x 6 m (width x length x height) was selected in consultation with the engineering team from AGP Mining Consultants Inc. (“AGP”), and was based on the size deemed suitable for a small to moderate open pit mining scenario with possible underground mining components below the pit.

The interpolation was carried out in multiple passes with increasing search ellipsoid dimensions. The classification was based primarily on the pass number and the average distance to the composites, followed by an adjustment based on diamond drilling density (core area), and the krige efficiency.

Under CIM definitions, mineral resources should have a reasonable prospect of economic extraction. A gold price of US$1,350/ounce and a silver price of US$17/ounce was used for the cut-off determination. For open pit resources, a cut-off of 0.6 g/t gold was used.

To further assess reasonable prospects of economic extraction, a Lerchs-Grossman optimized shell was generated to constrain the potential open pit material. Parameters used to generate this shell included:

•	49.5° overall slopes for the pit shell
•	US$2.25/t mining, US$19/t milling, US$2.49/t G&A operating costs
•	88% gold recovery, and 30% silver recovery
•	Gold price of US$1,350/ounce and US$17/ounce silver price
•	Above criteria was applied to Measured, Indicated, and Inferred materials

To further assess reasonable prospects of economic extraction for the material below the resource constraining shell, a break-even cut-off of 1.65 g/t gold was selected based on the following parameters:

•	US $36/t mining, US $19/t milling, US $2.49/t G&A operating costs
•	88% gold recovery, and 30% silver recovery
•	Gold price of US$1,350/ounce and US$17/ounce silver price
•	Dilution considered for cut-off determination 5%
•	Above criteria was applied to Measured, Indicated, and Inferred materials

Based on the geometry of the deposit, the material amenable to underground extraction will likely be using a bulk mining method such as long-hole or modified Avoca mining method. The break-even cut-off stated is only applicable to the material in the vicinity of the mineralized HALO due to increase in development cost reaching blocks further away. No mining plan exists for the material amenable to underground extraction and therefore stope size, level spacing and other underground mining criteria’s have not yet been established.

With an effective date of May 16, 2017, and based on the above criteria, a summary of the Mineral Resource is presented in Table 2-3, tabulated at a cut-off of 0.6 g/t gold within the resource constraining shell and 1.65 g/t gold below the shell.

Table 2-3: Ana Paula Resource Statement Effective May 16, 2017

Area	Category	Cut-off	Tonnes	Au	Gold	Ag	Silver
		(Au g/t)		(g/t)	(ounces)	(g/t)	(ounces)
Resources amenable to open pit (OP) extraction	Measured	0.6	7,541,000	2.43	590,000	5.1	1,236,000
	Indicated		10,491,000	1.79	605,000	4.8	1,629,000
	Measured & Indicated		18,032,000	2.06	1,195,000	4.9	2,865,000
	Inferred*		249,000	1.27	10,000	8.8	70,000
Resources amenable to underground (UG) extraction	Measured	1.65	41,000	2.07	2,800	4.3	6,000
	Indicated		2,925,000	2.81	264,000	4.2	398,000
	Measured & Indicated		2,967,000	2.80	266,700	4.2	404,000
	Inferred*		621,000	2.07	41,400	3.9	79,000
Total Resources	Measured	OP 0.6 and UG 1.65	7,582,000	2.43	592,800	5.1	1,242,000
	Indicated		13,416,000	2.01	869,000	4.7	2,027,000
	Measured & Indicated		20,998,000	2.17	1,461,800	4.8	3,269,000
	Inferred*		870,000	1.84	51,400	5.3	149,000

The quantity and grade of reported Inferred resources in this estimation are conceptual in nature, and are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. For these reasons, an Inferred Mineral Resource has a lower level of confidence than an Indicated Mineral Resource and it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes, grade, and contained metal content.

Mineral Reserve Estimate

The reserves for Ana Paula are based on the conversion of the Measured and Indicated resources within the current Ana Paula Report mine plan. Measured resources are converted directly to Proven Reserves and Indicated resources to Probable Reserves. The total reserves for Ana Paula are shown in Table 2-4.

Table 2-4: Proven and Probable Reserves – Ana Paula

Category	Tonnes (kt)	Gold Grade (g/t)	Gold (ounces)	Silver Grade (g/t)	Silver (ounces)
Proven	6,533	2.62	550,000	5.31	1,115,000
Probable	6,907	2.12	471,000	5.13	1,139,000
Total	13,440	2.36	1,021,000	5.22	2,254,000

The reserves are based solely on the Ana Paula open pit. The underground resources have not been converted and remain resources only for the Ana Paula Report.

Mining

The Ana Paula Project will be mined by open pit methods with a contractor using conventional truck and loader production equipment. Pit optimization and mine planning was carried out on that basis to support a plant capacity of 5,000 tonnes-per-day. The mine design work used only measured and indicated resources provided in the latest resource model dated May 16, 2017. Inferred material was considered as waste with zero grade applied.

A series of pit optimizations were examined at various metal prices with a base price of US$1,200/oz for gold. Metal prices lower than this were examined to determine the best mixture of resource utilization, strip ratio and project economics. The pit design was created using a gold price of US$984/oz after completing the analysis.

The geologic model provided was a whole block, internally diluted grade model. AGP considered that contact dilution would also play a role in the ore sent to the mill. Dilution is calculated for each contact side using a 0.5 m contact dilution distance. If one side of the block is touching waste, then it is estimated that dilution of 9.1% would result. If two sides are contacting, it would rise to 16.7%, three sides are 23.1% and four sides is 28.6%. Four sides represent an isolated block of ore. The model was examined and the appropriate dilution percentage added to the model blocks at the contact dilution grade. Comparison of the in-situ to the diluted value for the design pit optimization shell showed ore tonnage dilution of 5.1% and gold grade dilution of 4.2% and silver grade dilution of 1.9%. Tonnes and grade for the pit designs and reserves are reported with the diluted tonnes and grade.

Three pit phases were designed for Ana Paula. Due to the topography present at the Ana Paula Project site, access to each of the phases was considered crucial and was incorporated into the designs. Slopes for the pit design were based on Knight Piésold recommendations. They have safety benches of 8.1 m in width every 18 m vertically with an 80 degree bench face angle. This provides for a 58 degree inter-ramp angle in all sectors of the pit.

Equipment sizing for ramps and working benches is based on the use of 63 tonne rigid frame trucks although the final contractor will use 56 tonne trucks. Single lane access is 17.8 m (2 x operating width plus berm and ditch) and double lane widths are 23.5 m (3 x operating width plus berm and ditch). Ramp gradients are 10% in the pit for uphill gradients and 8% uphill on the dump access roads. Working benches are designed for 35 to 40 m minimum on push backs.

The Ana Paula Project life will extend over a period of 10 years, including two years of pre-stripping followed by 8-years of production operations as shown in the mine production schedule provided in Table 2-5. The cutoff for the mine schedule is based on a gold only cutoff of 0.67 g/t gold. The life of mine (“LOM”) schedule delivers 13.44 Mt of ore grading 2.36 g/t gold and 5.13 g/t silver. Waste totals 43.74 Mt for a LOM strip ratio of 3.25:1.

Table 2-5: Mine Production Schedule by Year

Year	Mill Feed (Mt)	Au (g/t)	Ag (g/t)	Waste (Mt)	Mine to Mill (Mt)	Mine to Stock (Mt)	Stock to Mill (Mt)	Total Material (Mt)	Strip Ratio (W:O)
-2	-	-	-	2.27	-	0.12	-	2.39	-
‐1	-	-	-	4.94	-	0.33	-	5.27	-
1	1.70	2.09	6.92	7.26	1.38	0.36	0.31	9.31	4.17
2	1.80	1.96	5.67	7.15	1.79	0.07	0.01	9.01	3.85
3	1.80	2.59	6.86	7.40	1.60	-	0.20	9.20	4.61
4	1.80	2.13	5.06	7.35	1.65	-	0.15	9.15	4.45
5	1.80	3.11	5.50	4.53	1.80	-	-	6.33	2.52
6	1.80	1.82	3.32	2.19	1.80	-	-	3.99	1.21
7	1.80	2.97	3.63	0.55	1.80	-	-	2.35	0.31
8	0.94	2.09	4.56	0.10	0.74	-	0.21	1.05	0.14
Total	13.44	2.36	5.13	43.74	12.56	0.88	0.88	58.06	3.25

The plant is anticipated to take 3 months to commission in Year 1. Lower grade material will be sent initially as the plant starts. Month 4 will see the plant at full capacity. Ore grades will fluctuate monthly depending on material available in the pit. Higher grade material is direct shipped to the mill with lower grade material stockpiled for later use to maximize the feed grade to the plant in the early years.

All mine equipment is modelled as provided by contractors. Total material movement peaks at approximately 9.3 million tonnes per year, which requires a modest production fleet of up to 8 conventional 56-tonne class haul trucks and two 6.4 m3 class wheel loaders. Drilling can be completed with two DTH drill rigs, a single rotary machine capable of drilling 127 mm diameter holes.

During the mine life, two stockpiles will be required to manage the mill throughput. One will be a temporary location on the Valley WRF to be used in Year 1. The second will be located adjacent to the primary crusher for use as required during the mine life.

Underground mining was not considered for the PFS but warrants further investigation. It has the potential to add additional high grade tonnage to the mine plan. Alio Gold has taken steps to develop an underground drift to allow access to the material beneath the design pit. This is proposed to be started in Q3 2017 with development, drilling and evaluation to follow.

Mine Rock Management

Rock management facilities (“RMF”) will be constructed during operations in various locations surrounding the open pit. As required, material mined in year 1 and onwards will also be used for tailing management facility (“TMF”) embankment construction. The various RMF will be designed at later stages to be reclaimed concurrent with operations to reduce ultimate liability upon mine closure.

In pre-production 7.2 million tonnes of mine rock and 0.45 million tonnes of mill-feed will be pre-stripped. Life- of-mine, a total of 43.7 million tonnes of mine rock will be moved at a strip ratio of 3.25 to 1.

Recovery Methods

The Ana Paula processing facility will recover gold and silver by gravity concentration, flotation, oxidation of flotation concentrate and cyanidation of the oxidized concentrate by the carbon-in-leach process. The mill is designed at a nominal capacity of 5,000 t/d at 92% availability. Gold and silver adsorbed on activated carbon are desorbed into solution and then recovered by electrowinning. The recovered metals are smelted into doré bullions, which are the final product of the operations.

Comminution and Stockpile

Run-of-Mine is delivered to the 42” x 48” Kolberg-Pioneer jaw crusher (187 kW or 250 hp) for primary crushing at a closed-side setting of 150 mm. Oversized rocks are removed from the feed with a stationary grizzly (opening: 800 mm). This is followed by a scalping grizzly, which bypasses rocks smaller than 100 mm to the transfer conveyor. The oversize of the second grizzly reports to the primary crusher, to where the crushed ore is discharged.

The transfer conveyor is also the stacking conveyor feeding the coarse-ore stockpile. The live capacity of the stockpile is 10,500 tonnes, which is nominally two days’ worth of feed to the mill.

Crushed ore is reclaimed via a reclaim tunnel beneath the stockpile, with three reclaim feeders (two operating and one standby) onto the SAG mill feed conveyor.

Grinding and Pebble Crushing

The grinding circuit for the Ana Paula Project is a conventional SABC circuit with one SAG mill, a pebble wash screen, one ball mill, one cyclone cluster, and a pebble crusher. The SAG mill is in a closed circuit with the screen and pebble crushing. The ball mill is in a closed circuit with the hydrocyclone cluster.

The SAG mill is an FFE Minerals mill, 7.32 m diameter by 2.74 m effective grinding length (24 ft x 9 ft EGL), powered by a new 2,872 kW (3,850 hp) drives on VFD. The ball mill was also supplied by FFE Minerals, 4.72 m diameter and 6.55 m long, driven by a fixed-speed 2,313 kW (3,100 hp) motor. Pebbles from the SAG mill is crushed by a cone crusher similar to a Metso HP100.

The SAG mill and ball mill share a common discharge sump. The combined discharge slurry is pumped from this sump to the hydrocyclone cluster by a 260 kW (350 hp) centrifugal pump on variable frequency drive. A second pump is installed as standby. The hydrocyclone cluster has five 26 inch hydrocyclones, with four operating and one on standby. The target grind size for the grinding circuit product is 80 percent finer than 160 microns.

Gravity Concentration

A split from the hydrocyclone overflow is processed for gold recovery by gravity concentration and intensive cyanidation. Gravity concentration is achieved using a centrifugal concentrator (Knelson KC-QS40 or equivalent). The gravity concentrate is then leached with cyanide in the presence of an oxidizer using an intensive leach package (Acacia CS200 ore equivalent). The pregnant solution produced is sent to the same electrowinning circuit serving the oxidized concentrate leach circuit.

Flotation

Sulfides in the ore are floated at the ore’s natural pH using PAX as collector, AERO 3418A as promoter, copper sulfate as activator, and F131A as frother.

Flotation of sulfides is accomplished by single-stage rougher flotation. Cyclone overflow is first sent to a 41.2 m3 conditioning tank, then to a bank of six 70 m3 tank flotation cells. Each flotation cell mechanism is driven by a 93 kW (125 hp) motor through a gear reducer. Flotation air is supplied by a 70 kW (94 hp) blower, which can deliver 95 Nm3/min of air.

The tailing is pumped to one flotation tailing thickener (28 m diameter high-rate thickener) to be thickened to 55% solids, in preparation for pumping to the tailing storage facility.

Concentrate Thickening and Regrind

Concentrate from the rougher flotation circuit is dewatered in the 10.5 m diameter high-rate thickener to a pulp density of 55% solids. Underflow from the concentrate thickener is pumped using variable speed horizontal centrifugal slurry pumps to the regrind mill feed box. The thickener overflow, is pumped to the reclaim solution tank.

The concentrate regrind mill is a 900 kW tower mill with ceramic grinding media. It operates in open circuit while being monitored by an online particle size analyzer. The target grind of 80% finer than 25 microns is attained by controlling mill speed with a variable speed drive. The reground concentrate is pumped to the atmospheric oxidation feed box.

Atmospheric Oxidation

Atmospheric oxidation (“AOX”) of the sulfide concentrate is conducted in five agitated tanks. Each tank is 9 meters in diameter and 10 meters high (operating volume of 608 m3), made of 2205 duplex stainless steel. Each agitator is powered by a 56 kW (75 hp) motor through a gear reducer. Oxygen is injected into each tank through fine-bubble spargers.

The reaction kinetics was found to be optimized in the laboratory at around 75 oC. It is exothermic and expected to be autothermic if the feed concentrate grade is kept at 10% sulfide sulfur or higher. However, during cold startup, for example after a long shutdown, pulp in the first, and possibly the second AOX tank, will need to be preheated to get the reaction started and provide its own heat. The preheat temperature may be as low as 50 oC up to the actual minimum reaction temperature of 75 oC. The required preheat temperature will have to be established at the start of actual operation.

Carbon-in-Leach (Cyanidation)

The oxidized slurry neutralized to pH 10 to 10.5 with milk of lime. The neutralized slurry is then pumped to a pre-leach thickener (10.5 m diameter) to increase the pulp density to 55% solids. Once thickened, slurry is pumped to the carbon-in-leach feed tank where it combines dilution water, sodium cyanide reagent feed, and other process streams, into the first CIL tank.

Cyanide leaching is achieved in six CIL tanks (9.8 m diameter, 9.8 m high, 696 m3 operating capacity) for 48 hours. Each equipped with 30 kW (40 hp) agitators with two narrow-blade hydrofoil impellers. Air is delivered by a pipe under an inverted cone located directly below the agitator. After leaching, loaded activated carbon is sent to the carbon plant for stripping and electrowinning.

Carbon Handling Plant – Carbon Elution and Metal Recovery by Electrowinning

Loaded carbon is first acid washed with a dilute solution of hydrochloric acid to remove scale from the carbon, rinsed, and then pumped to the carbon stripping vessel. Five tonnes of carbon is stripped per batch, following the pressure Zadra procedure. Hot strip solution (135 oC) is introduced at the bottom of the carbon bed and overflows at the top of the vessel, carrying with it gold and silver that desorbs from the loaded carbon. Because of the elevated temperature, the strip vessel is kept at about 550 kPa to prevent boiling. The filtered residue is finally dried in retorts to remove and collect any mercury, and smelted in a tilting furnace. Metallic gold and silver melt is then poured into bullion molds to produce the final product of the operations – doré bullions.

Cyanide Destruction

Residual weak-acid dissociable (“WAD”) cyanide in the leach tailing is destroyed (detoxified) by oxidation using oxygen (from air) and sodium metabisulfite. Milk-of-lime is added to maintain a slurry pH in the range of 8.0 to 8.5. The reaction is catalyzed by copper (5 ppm), which will need to be supplied if the ore does not contain enough cyanide-soluble copper. The detoxified slurry is sampled prior to thickening to ensure that the WAD cyanide content meets the target discharge level (<50 ppm WAD cyanide, per the Cyanide Code).

Slurry discharged from the detoxification circuit overflows into a discharge box, from where it is pumped to the tailing thickener (28 m diameter thickener).

Tailing Slurry Transport

Thickened tailing is discharged to a final tailing tank, from which the slurry is pumped to the tailing storage facility (“TSF”). The tailing pipeline will be a DN250/PN16 PE100 HDPE pipe, which is 2,700 m long, 250 mm bore, and will distribute tailing to Zone A spigots as well as to the dump spigot. This pipe connects to a 600 m long, 150 mm bore DN150/PN10 PE100 HDPE distribution header that will deposit tailing through Zones B and C spigots.

Solution from the pond reservoir is reclaimed by barge-mounted turbine pumps, one operating, and one standby to the reclaim solution tank) through a 700 m long DN225/PN20 PE100 HDPE pipe.

Sodium Carbonate Handling

Sodium carbonate is delivered to the site by trucks and off loaded to two 1700 tonne silo system. The aim is to provide enough storage capacity to supply 28 days of operation. This would provide sufficient buffer capacity for the supply and transport of sodium carbonate from the supplier to the mine site.

Sodium carbonate is added as a solution to the regrind ball mill and to the oxidation tanks, sodium carbonate is diluted in an automatic dilution system located bellow the silos.

Mill Power Consumption

The average total power consumption in the process plant is 733 million kWh. This translates to about 35.6 kWh/tonne of ore processed.

Project Infrastructure

Roads

The current mine access road is off of the main road between Cuetzala del Progresso and Nuevo Balsas. The access road is approximately 4.5 km from the main road to the plant site. The road from Cuetzala to the mine site will need to be improved to provide access for the larger loads required to construct the Ana Paula Project.

Process Plant Facilities

The process plant is located east of the waste rock management facilities and southeast of the mine pit. Process facilities include the laydown area, initial crushed ore stockpile, primary crusher, mine support buildings, mill area, gravity concentrator, reagents area, flotation, regrind, concentrate thickener, AOX leach tanks, CIL tanks, carbon plant, refinery, cyanide treatment, tailing thickener, oxygen plant, generator area, and electrical substation. Adequate warehouse and office space have been accounted for along with sewage treatment and potable water treatment facilities.

Camp and Ancillaries

Support and ancillary buildings for the site include a covered, partially enclosed equipment maintenance shop, administration office building, fuel storage/dispensing system, truck scale, warehouse, security gate and guard house. Some additional facilities may be brought in by the contract miner.

Mine support buildings include a warehouse, truck shop, and two mine shops.

The mine scenario evaluated in the PFS includes the construction of an on-site camp capable of housing up to approximately 790 people. The site camp area is intended to be developed initially for the construction camp and evolve into the permanent operations camp.

Power

Line power is available within 2.5 km of the proposed plant site and is supplied via a 115 kV line running generally east-west adjacent to the site property. A 1.5 km power line will be constructed with appropriate tie-ins and switching to deliver power at 115 kV to a substation that will be constructed in close proximity to the plant site. The substation will drop the supply voltage to 4,160 V for general distribution around the site and for distribution to the large motor loads such as the crusher facilities. Design power load has been estimated at approximately 15 megawatts (MW). The power supply for the operation of the well system will be carried out by an existing 34.5 kV overhead line.

Water

An average of 84 m3/h of raw water will be required, which will comprise 31.6 m3/h from the well field and 53.2 m3/h from the rainfall diversion channel runoff.

Well water will be used for camp site potable water (4.9 m3/h), mine dust suppression (10 m3/h), gland seal water (12.5 m3/h), cyanide recovery (2.2 m3/h), and crushing dust suppression (2 m3/h). Fire protection water is stored is also derived from well water.

All runoff water is used as mill makeup water. It is introduced to the mill through the tailing thickener and reaches the reclaim water tank with the tailing thickener overflow.

A waste water treatment plant will handle sewer discharge; the effluent will discharge to the tailing storage facility. A smaller specialized treatment system will be installed at the food preparation facilities to mitigate oils and food solids entering the waste water treatment plant.

Tailing Storage Facility

The tailings storage facility was designed to contain tailings and storm water runoff. It has been sized to provide storage capacity for approximately 15.5 million tonnes of tailings and the 0.1 percent chance of exceedance water volume. The maximum height of the dam will be approximately 100 m, which will be constructed in four stages over the life of the mine. The dam will be a zoned earthfill/rockfill structure, with the upstream face lined with 80-mil HDPE geomembrane. The dam will be constructed using conventional downstream methods, and the zone behind the upstream 80-mil HDPE geomembrane liner will consist of, from upstream to downstream: (1) Core zone, (2) Filter/drain zone, (3) Transition zone, and (4) Rockfill Zone. Both upstream and downstream slopes will be 2H:1V. Based on the geochemical characterization and a preliminary surface geology assessment, the basin is not expected to require a liner; however, characteristics of leached concentrate tailings are needed prior to finalizing management needs of these materials. Geotechnical analysis shows that the structure will be stable under static conditions but may experience large deformations under design seismic events, and methods to improve this are being investigated.

It should be noted that the tailing storage facility described above may be subject to changes due to unfavorable foundation characteristics encountered during recent field investigations.  In addition, based on preliminary test results of leachate concentrate samples, a separate tailing storage facility may be required for storage of the AOX material, which may require a lined facility for proper containment.

Waste Rock Facility

Two waste rock facilities (“WRFs”) have been located downgradient and south of the pit area which will have sufficient capacity to store 53 million tonnes of waste rock. Configurations for the WRFs (East and West WRFs) were developed by AGP Mining Consultants Inc. based on the mine plan for the Ana Paula Project. The East facility will have the downstream toe at 840 masl and will reach a final elevation of 980 masl. The West facility will have the downstream toe at 848 masl and will reach a final elevation of 1,050 masl. Waste rock material in both facilities will be placed to form slopes of approximately 1.4H:1V. Slope stability and deformation analyses confirm that the proposed configurations meet commonly accepted minimum factors of safety and the estimated seismic-induced deformations for both facilities are acceptable. Geochemical analysis of waste rock samples tested indicate that this material will contain an excess of neutralization potential (NP) over acid potential (AP), with capacity to neutralize potential production of acid solutions; in addition, seepage from the waste rock is unlikely to contain mobilized metals at levels of concern; based on this the WRFs will not need a liner or containment system.

Environmental Considerations and Permitting

Mining in Mexico is subject to a well-developed system of environmental regulation that applies from the period of mine exploration, to mine development, operation and ultimately through mine closure.

In April 2017, the SEMARNAT approved the “Manifestación de Impacto Ambiental” (MIA), Environmental Impact Statement, submitted by Minera Aurea.

In September 2016, Mc. Terra Emprendimientos Sustentables (Terra) commenced the environmental baseline study for the Ana Paula Project. The study is expected to be completed in mid-2017.

No known environmental condition exists that would preclude development of the Ana Paula Project.

Capital Costs

M3 was engaged by Alio Gold to compile the PFS, including estimation of the capital and operating costs. The capital cost estimate was completed by obtaining budgetary quotations for major equipment not already owned by Alio Gold. Installation costs were based on M3’s experience building mines in Guerrero State. The estimate is considered a Class 3 estimate which implies a level of accuracy of -10% to +30%. The capital cost estimate, expressed in millions of US dollars (“US$M”) is shown in Table 2-6.

Table 2-6: Capital Cost Estimate

Area	Capital (US$M)
Process Plant, General, Site Utilities	67.2
Indirects*	9.6
Tailings/Waste Facilities	12.7
Camps	4.0
EPCM	12.9
Owner’s Costs**	8.3
Pre-Strip and Mine Establishment	19.9
Contingency***	15.9
Total Capital	150.5
Less Capital Spend in Year 1	(13.3)
Upfront Capital	137.2

* Bussing, Mobilization, Construction Camp Operating, Freight

** Used equipment refurbishment and transport to site, miscellaneous other owners costs

***Contingency calculated as 15% of Directs + Indirects + EPCM

Operating Costs

The operating cost estimates are based on a combination of first-principles build-up, reference projects, budgetary quotes and factors as appropriate for a preliminary study.

These costs include direct mining and re-handle by a contractor, and processing and disposal of the mineralized feed to the plant including doré produced on-site and transportation and refining charges, shown in Table 2-7.

Table 2-7: Operating Costs Summary

Operating Cost	US$/t processed	LOM US$M
Mining	8.01	107.7
Processing	20.25	272.2
G&A	2.56	34.4
Total	32.53	418.7

‡Mining Cost is based on US$2.17/t mined

Economic Analysis

An engineering economic model was developed to estimate annual cash flows and sensitivities of the Ana Paula Project. Pre-tax estimates of project values were prepared for comparative purposes, while after-tax estimates were developed to approximate the true investment value. It must be noted that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations to represent an indicative value of the after-tax cash flows of the Ana Paula Project.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary economic assessment will be realized.

The results of the economic analysis are shown in Table 2-8.

Table 2-8: Results of the Economic Analysis

Summary of Results	Unit	Value
Mine Life	Years	7.5
Total Reserve	M tonnes	13.4
Total Waste	M tonnes	36.5
Total Capitalized Waste	M tonnes	7.2
Total Mined	M tonnes	57.2
Strip Ratio (Operations)	w:o	2.81
Mining Rate (Maximum)	t/d	24,658
Plant Throughput (Maximum)	t/d	4,932
Average Head Grades
Au	g/t	2.36
Ag	g/t	5.22
Metal produced
Au	LOM k oz	868
	k oz/yr	116
Ag	LOM k oz	1,240
	k oz/yr	166
NSR (Net of Royalties)	US$M	1,081
	US$/t processed	80.67
Operating Costs	US$M	445.4
	US$/t processed	33.14
Au Cash Cost	US$/Au oz	513
Au Cash Cost (Net of By‐Product)	US$/Au oz	489
Capital Costs
Initial Capital excluding Contingency	US$M	134.6
Initial Capital Contingency	US$M	15.9
Total Initial Capital	US$M	150.5
	US$/t processed	11.20
Sustaining & Closure Capital	US$M	30.2
Sustaining & Closure Contingency	US$M	0.0
Total Sustaining & Closure Capital	US$M	30.2
	US$/t processed	2.25
Total Capital Costs Incl. Contingency	US$M	180.7
	US$/t processed	13.45
Pre-Tax Cash Flow	US$M	479.9
Taxes	US$M	161.9
After-Tax Cash Flow	US$M	318.0
Economic Results
Pre-Tax NPV5%	US$M	347.2
Pre-Tax IRR	%	44%
Pre-Tax Payback	Years	2.3
After-Tax NPV5%	US$M	223.4
After-Tax IRR	%	34%
After-Tax Payback	Years	2.6

Sensitivity analyses were performed on the Base Case economics to determine which factors most affected the Ana Paula Project performance. The analysis revealed that the Ana Paula Project is most and equally sensitive to metal prices and head grades, followed by operating costs.

Figure 2-5: Sensitivity Results for Base Case Scenario

Conclusions

It is the conclusion of the Qualified Persons preparing the Ana Paula Report that the information contained within adequately supports the positive economic results obtained for the Ana Paula Project. The Ana Paula Project contains 13.4 million tonnes of gold-bearing sulphide mineralization that can be mined by open pit methods and recovered using common processing methods consisting of milling, gravity, flotation, atmospheric oxidation and cyanide leaching of flotation concentrates.

Based on the information contained in the Ana Paula Report, the Ana Paula Project is technically and economically viable; further study at a feasibility level should be performed in order to verify these conclusions.

As with any mining project, there are risks that could affect the economic viability of the Ana Paula Project, as well as opportunities to improve the economics, timing, and/or permitting potential of the Ana Paula Project. These risks and opportunities are detailed in Section 25 of the Ana Paula Report.

Recommendations

M3 recommended that the Ana Paula Project advance to a feasibility-level study, including associated test work, engineering and exploration. These recommendations, as provided by the Qualified Persons, are detailed in Section 26 of Ana Paula Report.

The feasibility study (“FS”) would encompass the following items:

•	Metallurgical test work including pilot plant testing described herein to optimize the process flowsheet and quantify operating parameters and reagent consumptions.
•	Complete TSF and WRF engineering including hydrology model and site wide water balance.
•	Optimization studies on WRF design and sequencing should be completed, including design updates based on further geochemical and geotechnical information.
•

Alio Gold should strongly consider exploring the underground mineralization beneath the proposed pit. The high grade breccia mineralization extends to depth with multiple intercepts with grade sufficient to support underground mining.

•	A surface exploration drilling program should be carried out to the north-east section of the proposed pit where high grade mineralization have been identified.

It was recommended that environmental baseline study be completed and a socio-economic program also be initiated.

Further hydrologic studies including well tests to define water resources and make application for their use should be conducted.

Geochemical characterization of cyanide leach tailings must be completed to generate a basis for further engineering of storage methods and design.

Detailed costs of the recommended work are included in Section 26 of the Ana Paula Report. Estimated costs for a FS-level study specific to the Ana Paula Project total US$16.59 million and are itemized in Table 2-9.

Table 2-9: Feasibility Study Estimated Costs

Item	Cost in US$000s	Description
Metallurgical Test Work	1,280	Metallurgical Core Sampling, Pilot Plant Test Work, Analysis, and Interpretation.
Tailings Management and Waste Rock, Facilities and Water Supply	570	Geotechnical and Design Engineering for Tailing Management and Waste Rock Facilities. Hydrogeology and Geochemical.
FS Engineering & Services	700	FS‐Level Mine, Infrastructure and Process Designs.
Environment and Social Studies	900	Geochemistry, Environmental and Social Impact Studies.
Other Studies	385	Mining, Geology & Peer Review.
Local Infrastructure Engineering	350	Access Roads, Power Studies.
EPCM Engineering	750	Infrastructure & Plant Design and Engineering.
Underground Exploration	7,500	Underground Exploration Adit.
Surface Exploration	875	Delineation of High-Grade Breccia.
Hydrology Drilling	640	Well Testing.
Site G&A	1,140
Subtotal	15,090
Contingency (10%)	1,500
Total	16,590	Excludes Owner’s Costs and Permitting Fees.

Florida Canyon Gold Mine

Introduction and Technical Information

The following summary is derived from the NI 43-101 technical report entitled “NI 43-101 F1 Technical Report Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine Perishing County, Nevada, USA”, dated February 8, 2019, with an effective date of November 1, 2018 (the “Florida Canyon Report”), prepared by SRK Consulting (US) Inc. (“SRK”). The Qualified Persons responsible for the Florida Canyon Report are Allan V. Moran, CPG, Timothy Carew, M.Sc., P. Geo., Kent Harley, PE, Justin Smith, PE, SME RM, Jeffrey Woods, SME RM, Mark Willow, M.Sc., C.E.M., SME RM, and Thomas Bagan, PE, MBA, SME RM. who have approved of the summary of the Florida Canyon Report provided below. The Florida Canyon Report is available on Alio Gold’s website (http://aliogold.com/) and on the Company’s profile on SEDAR (www.sedar.com).

Property Description and Location

The Florida Canyon Mine is located about 42 miles south of Winnemucca, Nevada, just off Interstate 80 (I-80) at the Humboldt exit (Exit 138). Access to the Florida Canyon Mine offices is from the Interstate at the Humboldt exit, proceeding to the security gate, less than one mile. The leach pad, plant, and offices are visible east of the Interstate. The mine is partially visible east of the leach pad area. The pits, waste dumps, and facilities are in Sections 1, 2, 3, 10, 11, and 12 of T31N, R33E and Sections 34 and 35 of T32N, R33E, Mount Diablo Base & Meridian, Pershing County, Nevada. The approximate location of the Florida Canyon deposit is longitude 118° 14’W and latitude 40° 35’N.

The Florida Canyon Mine is an operating open pit and heap leach gold recovery mining operation 100% owned by the Company through its subsidiary Florida Canyon Mining, Inc. (“FCMI”). Florida Canyon Mine’s production history dates to 1986. Following a rehabilitation period, the mine re-started production in April 2017 and achieved commercial production in December 2017. FCMI is a 100% owned subsidiary of Alio Gold. Alio Gold acquired FCMI through its acquisition of Rye Patch Gold Inc on May 27, 2018.

The land package owned or leased by FCMI covers a total of 29,370 acres (including Alio Gold’s adjacent Standard Mine Project, which is not included in the Florida Canyon Report). Fee lands total 5,520.4 acres, while 19 patented claims total 359.9 acres. FCMI maintains 877 unpatented claims that total 23,875 acres. Two patented claims are also leased. The fee lands and patented claims, and most of the unpatented claims, are surveyed. The Florida Canyon Report only considers the Florida Canyon area.

Mineral titles are held by a combination of unpatented mining claims, patented mining claims (fee owned lands), fee-simple owned lands, and two leased patented mining claims.

Royalty agreements affecting the project are listed in Table 3-2. All material processed at the Florida Canyon Mine is subject to three royalties: a 2.5% NSR royalty payable to Able and York International Corporation, LLC; a 3.25% royalty payable to Maverix Metals Inc, and the 10.0% McCullough (formerly “ASARCO”) royalty area of the Florida Canyon deposit as summarized in Table 3-2. Holding costs for the entire land package of patented claims, unpatented claims and fee lands are summarized in Table 3-1.

Table 3-1: FCMI Land holding costs

Property	Annual Cost ($)	Royalty
Unpatented Claims	145,144
Patented Claims	294
Fee Lands	5,498
Auramet Trading LLC		3.25% NSR
Ranleigh International		2.50% NSR
McCullough		1.00% NP
Total	150,936

   Source: Mine Development Associates (“MDA”), 2017

Table 3-2: Property royalties

Date	Recording Date	Document No.	Document Title	Obligee	Rate	Project
11/18/2015	12/23/2015	494163	Assignment of Royalty Interest	Able & York International, LLC	2.5% NSR	FCMI

10/4/2013	10/8/2013	485690	Memorandum of Net Smelter Returns Royalty Agreement	Maverix Metals Inc.	3.25% NSR with allowable deductions	FCMI (ALL) SGMI

  Source: MDA, 2017

Additionally, both the Bureau of Land Management’s (“BLM”) 43 CFR § 3809 and State of Nevada’s mine reclamation regulations (NAC 519A) require closure and reclamation for mineral projects, and a reclamation permit must include a financial surety to ensure that reclamation will be completed. FCMI has a reclamation surety to fund short-term closure and reclamation of the disturbance associated with mining operations and is currently permitting for reclamation under the state Reclamation Permit #0126, and by the BLM under approval of APO 20 and the FCMI APO 20 EA.

SRK is not aware of any known environmental issues that could materially impact FCMI’s ability to extract the mineral reserves. However, at least one environmental issue is significantly relevant to the operations and merits inclusion herein. Identified during routine site monitoring in 2000, the migration of nitrate from beneath the Florida Canyon HLP has been an issue with the Nevada Division of Environmental Protection – Bureau of Regulation and Reclamation since that time. Several Findings of Alleged Violation and Administrative Orders have been issued on this matter. A trust fund has been established to financially deal with this issue.

With respect to required permits and their status, SRK was provided a comprehensive list of current authorizations, as this is an established, operating mine in a jurisdiction that is regulatorily advanced and enforced. A review of the permits indicated that FCMI is fully permitted for the current operations, though several minor “expired” permits are undergoing renewal as of the publication of the Florida Canyon Report. FCMI also has water rights and appropriations, as well as monitor well waivers issued by the Nevada Division of Water Resources for 25 production and monitoring wells at both mines.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

Florida Canyon Mine year-round access is available via I-80, with numerous small towns close by. Winnemucca, a city of 8,000 residents, is 42 miles northeast of the Florida Canyon Mine and is a source for labor, fuel, groceries, accommodation, and aircraft services. Lovelock, a city of 1,900 residents, is 31 miles southwest along I-80 and is also a source for labor, fuel, groceries, and accommodation. The major city of Reno is 125 miles southwest via I-80.

The climate in the project area is classified as semi-arid, characterized by low rainfall, low humidity, and relatively large annual and daily temperature ranges. Bright sunny days and cool clear nights frequently occur. Average temperatures range from the 30s (°F) in January to the 70s (°F) in July. Winter minimum temperatures are generally in the teens (°F), and summer maximums in the 90s (°F). Average annual precipitation for 1935 through August 2009, obtained for the nearby Rye Patch Dam weather station from the Western Regional Climate Center, has been 7.8 inches, with most of the precipitation falling as snow in the winter months. The minimum annual precipitation was 3.3 inches, and the maximum was 16.2 inches over this period.

Florida Canyon Mine is in the northwest portion of the Great Basin and on the western flank of the Humboldt Range. The terrain is a series of alternating mountain ranges and sagebrush covered valleys, with the mine located in the Basin and Range physiographic province. Elevations range from 4,200 ft near the plant and base of the leach pad to over 6,000 ft to the east. Star Peak is located to the southeast of the mine with an elevation approaching 10,000 ft.

History

Gold was discovered in 1860 in Humboldt Canyon, which led to the organization of the Imlay Mining District. Mining in the district was limited until 1906 when the Imlay Gold Mine and the Black Jack Mercury Mine were discovered. The most productive mine in the district was the Standard Mine which produced more than $1M in gold and silver between 1939 and 1949. The Valerie fluorspar deposit near the head of Black Canyon produced about 723 tons of 44% CaF2.

In 1969, Homestake Mining Company obtained a lease on property in the Florida Canyon area. Seven widely spaced rotary holes were drilled with marginal results, and the property was dropped. Cordilleran Explorations (“Cordex”) next leased the property between 1972 and 1978. A comprehensive program of geologic mapping, geochemical sampling, and trenching was completed. A total of 25 of 37 drill holes completed were in a mineralized zone referred to as the “West Trend”, on the site of the present-day Florida Canyon Mine. When Cordex dropped their lease in 1978, Flying J Mines carried out a limited heap leach operation on the “West Trend” material.

Between 1969 and 1982, three major mining companies explored the property and chose not to proceed with development of the deposit. For example, during 1980 and 1981, ASARCO completed a drill program of 69 rotary holes that significantly expanded the known mineralization. ASARCO dropped its interest in the property, except for a portion of Section 11, where a 1% NP royalty, now known as the McCullough royalty, remains in effect.

In 1982, Montoro Gold Company, a subsidiary of Pegasus Gold Corporation (“Pegasus”), acquired the property. Montoro began an aggressive program to expand resources and enlarge the property position. Detailed geologic mapping and geochemical sampling led to discovery of other anomalous gold occurrences throughout the property. By the end of 1985, 241 drill holes were completed totaling 87,569 ft in the “West Trend” and adjacent deposits. In addition, 46 holes were completed on other exploration targets to the south and east.

In November 1985, a decision was made by Pegasus to put the property into production. Permitting and project development followed with the start-up of a new mine in 1986. Since the original permit was granted in 1986, a total of 16 amendments to the operating plan have been made. Work on processing facilities began in May 1986, with the first ore crushed and delivered to the leach pad in November 1986. During the years that followed, additional drilling added resources to the project. Most of the known oxide mineralization in the Florida Canyon area has been explored. However, new areas in the south of the current operation present opportunities for future development of the Standard Mine mineralized zones. Pegasus operated the Florida Canyon Mine until January 1998.

In January 1998, Pegasus was unable to service $213M in debt and filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. Under two separate plans of reorganization approved by major creditors and confirmed by the court, certain former Pegasus affiliates emerged from bankruptcy protection during February 1999. The first involved the reorganization of Pegasus Gold International Inc. (the international exploration affiliate of Pegasus), which was reincorporated as Apollo Gold Inc (“Apollo”). Apollo became the holding company for three former Pegasus subsidiaries, including FCMI.

Apollo was acquired during the second quarter of 2002 by Nevoro Gold, Inc. (“Nevoro”). Nevoro became a publicly traded company on the Toronto Stock Exchange and subsequently changed its name to Apollo. Apollo operated the Florida Canyon Mine and the Standard Mine until Jipangu International acquired the Florida Canyon Mine and Standard Mine properties on November 18, 2005. Jipangu International operated the properties through its wholly-owned subsidiaries FCMI and SGMI.

In September 2015, Jipangu became majority owned by Admiral Financial Group. Rye Patch Gold agreed to acquire the Florida Canyon Mine property and related assets from Admiral Financial Group and Jipangu International through the acquisition of their three subsidiary companies, FCMI, SGMI, and Jipangu Exploration in consideration for payment of $US15.0M and 20 million common shares of Rye Patch Gold at closing. Rye Patch Gold agreed to assume certain liabilities of the acquired companies to a maximum aggregate amount; all obligations and payments have subsequently bee satisfied by Alio since the acquisition of Rye Patch God.

In mid-2016, Rye Patch Gold resumed open pit mining operations and heap leach gold recovery. Rye Patch Gold declared commercial production in December 2017. In May 2018, Alio Gold acquired Rye Patch Gold by way of a Plan of Arrangement transaction and now owns 100% of the Florida Canyon property, which includes the Florida Canyon Mine and the Standard mines, operated by FCMI and SGMI, respectively.

A publicly stated mineral resource estimate was prepared for Rye Patch Gold by Mine Development Associates, dated January 27, 2017 (MDA, 2017). That stated mineral resource is presented in Table 3-3 and is considered a historical mineral resource. It is presented here for historical purposes only. The below stated historical mineral resources are not reliable or relevant; they are historically reported information only.

Table 3-3: Historical Mineral Resource – Florida Canyon – MDA, 2017

Mineral Resource	Tons (000s)	Grade (oz/ston Au)	Pit Shell Price	Cut-off Grade (oz/ston Au)
Measured and Indicated	84,202.1	0.013	$1216	0.006
Inferred	350.8	0.015	$1216	0.006

Source: MDA, 2017; formatted by SRK, 2018

Geological Setting and Mineralization

The Florida Canyon Mine area is situated in northwestern Nevada within the Basin and Range physiographic province, which is typified by a series of northward-trending elongate mountain ranges separated by alluvial valleys. The region was subjected to three major pre-Cenozoic periods of deformation, characterized by large-scale folding and thrust faulting, with intervening periods of substantial carbonate and clastic sedimentation. The late Devonian to early Mississippian Antler orogeny shed sediment westward into a marine transgressive environment. At the end of the Paleozoic era (late Permian) and into the early Triassic period, the Sonoma orogeny resulted in deep-water strata thrust eastward tens of miles over rocks of the Antler highlands. During this period, thick sequences of greenstone and rhyolitic flows, tuff, and breccia of the Koipato Group were deposited in a shallow marine setting. Continuing sedimentation in the Triassic period was characterized by shallow-water marine carbonate deposition (Prida and Natchez Pass formations) grading westward to deeper-water clastic sedimentation, predominantly mudstones. During the late Triassic to early Jurassic periods, sediments of the Grass Valley Formation, grading from fluvial sandstone in the east to fine-grained mudstone in the west, were unconformably deposited over the Prida and Natchez Pass formation.

The last major compressional event was the Sevier orogeny, during the late Triassic period. During this time, sandstone and mudstone of the Grass Valley Formation were weakly metamorphosed to quartzite, argillite, and slate, with a north-northeast metamorphic foliation. The Grass Valley Formation is host to gold mineralization at Florida Canyon. Cenozoic volcanism and later Basin and Range faulting have complicated and, locally, obscured the older structural features.

The Florida Canyon area is dominated by a major regional structural zone, termed the Humboldt Structural Zone, which is interpreted to be a 200-km wide north-easterly-trending structural zone with left-lateral strike slip movement. One of the principal structural features within the Humboldt Structural Zone is the Midas Trench lineament, which abruptly terminates the north end of the Humboldt Range. Mineralization and alteration in the Florida Canyon Mine is localized where the Midas Trench lineament is intersected by the north-south trending Basin and Range frontal faults on the northwest side of the Humboldt range.

There is a strong N30°E to N50°E structural fabric prevalent in and adjacent to the Florida Canyon Mine, as evidenced by the alignment of quartz veining, shear zones, and well-developed joint sets. The north to north-northeast trending Basin and Range fault system limits the western near-surface part of the Florida Canyon Mine oxide gold mineralization.

At Florida Canyon, the location and geometry of the mineralized bodies are a result of structure and the presence of favorable silty argillite, quartzite, and limestone host rocks relative to structural conduits. The higher-grade zones of mineralization tend, in general, to follow the high-angle, northeast and northwest-trending fault and shear zones. The more moderate- or lower-grade zones are controlled by favorable host rocks more distal to feeder structures.

Hypogene mineralization at Florida Canyon consists of native gold and electrum associated with quartz, iron oxides, and minor pyrite, marcasite, and arsenopyrite. Quartz as veins, veinlets and silicification of host rocks is the major gangue mineral. Secondary minerals identified in the Florida Canyon deposits to date include gypsum (likely remobilized from the Grass Valley Formation), alunite, barite, native sulfur, calcite, dolomite, fluorite, anhydrite, pyrargyrite, pyrrhotite, and stibnite. There are two types of hydrothermal epithermal quartz veins at Florida Canyon. The most important are vein swarms and stockworks that contain mist of the gold mineralization. These veins are often randomly oriented, though generally follow a north-northeast trend and are characterized by colorless, euhedral to subhederl quartz, or banded chalcedonic white to colorless quartz that contains limonite after pyrite.

The second type of hydrothermal quartz veining occurs as large, through-going, banded fissure veins that follow the original north-northeast structural fabric. These veins are interpreted to represent a late hydrothermal event that overprinted the earlier episode of gold-bearing quartz veining and stockworks. These veins are characterized by bands of coarse, prismatic quartz alternating with bands of cherty chalcedony and only occasionally contain economic gold grades. Milky white bull-quartz veins, considered to be metamorphic in origin, may also be present in the mineralized zones, but they are not hold bearing. Locally, pervasive silicification is generally associated with areas of high-density quartz veining and/or intense hydrothermal brecciation. Sericite, adularia, clay, and chlorite occur locally in quartz veins, breccia matrix, and on fracture surfaces. There is extensive argillization and bleaching throughout the deposit area, with pervasive hematization that is largely confined to silty units marginal to the bleached areas.

Exploration Programs

The primary period of historical exploration, through the 1980s and 1990s was by RC drilling by two companies, Pegasus (2445 drillholes), and successor Apollo (987 drillholes up through year 2004). Jipangu was the successor owner after Apollo and they drilled an additional 684 drillholes from 2006 through 2014.

Drilling was the primary method of historical exploration as alteration and low-grade gold mineralization outcropped, and similarly was encountered in shallow drilling. There are 4,273 historical RC/rotary drillholes for 1,905, 082 ft and 55 historical core holds for 34,522 ft. Since the Florida Canyon Gold Mine is an active mine, ongoing exploration is primarily targeted as in-fill and peripheral drilling to known mineralized areas. Grassroots exploration targets exist outside the known mineralized areas.

Drilling

FCMI drilled 18 RC holes (FCR-010-001 to FCR-017-018) in 2017, for 7,130 feet, ranging from 150 to 890 ft in drill depth. Three were vertical holes, and the remainder were angle holes predominantly oriented to the east or southeast at -45 to -70° angles, intended to cross the primary mineralized structural control trends.

Total project drilling in the database is 4,340 drillholes for 1,946,804 ft, completed from 1969 through 2017; most of the drilling occurred in the 1980s and 1990s as RC drilling. Of the total number of drillholes, there were 55 historical core holes for 34,522 ft. Thus, the eighteen 2017 in-fill RC drillholes have added additional information for definition of local mineralization continuity but have minimal impact on the total drillhole database and the mineral resource.

The drilling database, including the 2017 drillholes that were drilled after the previous published Mineral Resource by MDA in 2017, was provided by FCMI, and used by SRK for the current resource estimation.

The 2017 RC drilling was conducted by HD Drilling LLC, an independent contractor located in Winnemucca, Nevada. A majority of the total project drilling was conducted on a nominal 100-ft drillhole collar spacing.

SRK did not observe the drilling procedures for the 2017 drilling; however, it was described by FCMI as standard RC drilling, and the contractor is known to SRK. SRK believes the drilling procedures employed by FCMI are appropriate and follow industry standard practices.

RC drilling is down-hole-hammer wet-drilling with water injections to recover cuttings to a rotary splitter for sample collection. Dill diameter varies from 5 to 6 inches, depending upon the drill bit used.

Collar locations are determined with FCMI mine surveying equipment, by the Mine Engineering department.

RC sampling was done by collection of a split from the rotary splitter at the rig, bagging and labeling the sample, which typically will range from 10 to 15 pounds in weight. Samples are collected at five-foot drill intervals by the drilling contractor. Small samples of the cuttings are collected for geologic logging by FCMI geologists.

Downhole surveys for hole deviation were conducted by independent contractor, IDS LLC, using a surface recording gyro instrument, which is a non-magnetic method that determines deviations downhole relative to a surface defined reference azimuth. IDS has an office in Elko, Nevada and has been providing borehole deviation surveys to the mining industry for decades. Surveys at Florida Canyon were performed after completion of the drillholes.

SRK has reviewed the 2017 drilling results and considers them consistent with historical drilling. The 2017 drilling procedures are sufficient to include these holes in the drillhole database for use in mineral resource estimation.

SRK has also reviewed previous reports and internal documents on the historical drilling that comprises the drillhole database and concludes the historical drilling procedures at Florida Canyon Mine have been conducted by industry standard procedures and are adequate for use in mineral resource estimation.

SRK concludes that historical and current drilling at Florida Canyon Mine has been of sufficient type, orientation, and density of drill spacing to adequately define the gold mineralization at Florida Canyon Mine.

Sampling, Analysis and Data Verification

This section is applicable to the sample preparation, analysis and security of just the drilling samples of the 18 drillholes completed by FCMI in 2017 and the data generated since the last Mineral Resource estimate in 2016.

Drill samples are collected at the drill rig by the drill contractor and stored temporarily at the drill rig until delivered to FDMI geology staff. Samples collected at the drill rig and transferred to FCMI are maintained securely within the confines of the FCMI mine site, until picked-up by the contractor lab for transportation to the lab for analysis. For the 2017 drilling the samples were collected at the mine site by AAL, of Sparks Nevada.

Samples were dried, crushed, and pulverized at AAL in Sparks, Nevada. AAL is an accredited analytical lab. AAL has been FCMI’s primary analytical lab since 1990, and is a reputable Nevada based analytical lab servicing the mining industry. AAL is an ISO/IEC 17025:2005 accredited analytical lab and is Nevada Department of Environmental Protection approved.

Standard preparation procedure is to crush the entire dried sample to -3/4-inch size and split in a riffle splitter to produce several pounds of coarse crushed material for further crushing, and pulverization. The pulverized sub-sample is used for analysis. The pulps are retained for further use or check assays if deemed necessary, and eventually archived. Coarse reject material is typically not saved. Sample analytical procedures used are fire assay lead-collection methods for a 30-gram sample size, with ICP-AES determinations; having a 0.03 ppm or 0.001 oz/ston detection limit. Analytical certificates from AAL provide the gold assays in both ppm and equivalent oz/ston values. The drillhole database used gold values as oz/ston Au.

Quality assurance (“QA”) and quality control (“QC”) procedures are in place at AAL and include insertion of sample blanks, duplicates, and Standard Reference Materials (SRM or standards) into each batch of drill samples collected at the drill rig and transported to the lab. The QA/QC program consists of inserting a minimum of one analytical standard, one blank, and at least four sample duplicates for every batch of 50 samples assayed. Sample duplicated are repeat analysis of a second split of the coarse reject material. The results of the QQ/QC samples are examined by AAL and FCMI to determine the pass or fail of a particular batch of samples. There were no issues identified in the QA/QC assay results from the eighteen holes drilled in 2017, consisting of 1,426 five-foot drill samples.

The sample preparation and analytical procedures used by AAL are commonly used by most analytical labs. SRK is of the opinion that the sample preparation and analytical procedures used are adequate to define the gold mineralization at Florida Canyon Gold Mine and are common industry practice. SRK has reviewed the QA/QC procedures in place and the results and concludes that the program in place is adequate to verify the accuracy and precision of the analytical data that is the foundation of the drillhole database.

Data Verification

SRK’s data verification process consisted of the following:

•	Visual examination of the lithologies, alteration, and mineralization as exposed in the active mining areas in relation to geologic data in the database;
•	Comparison of the 2017 drilling data with surrounding drill hole data;
•	Comparisons of the current geological model with the previous geology model in 3-D visualization software; and
•	Comparison of analytical data from AAL assay certificates with the current FCMI drillhole database.

Procedures

A site visit was conducted on July 12, 2018, including a visit to mining areas and exposures in pit walls for the Central, and Radio Tower pit areas. Mineralized and altered Grass Valley formation siltstone and argillite were observed, along with mineralized structures, quartz veining, silicification, hematite alteration and clay alteration; providing an understanding of the lithology and alteration coding used in the drillhole database.

Upon import into Leapfrog® Geo software, the previous drilling and the new 2017 drilling were visually compared. The new drilling mineralized intervals for all 18 holes average 0.033 oz/ston; higher grade than the existing mineral resource average grade of 0.012 oz/ston, but in line with surrounding drillholes, providing improved continuity to a higher-grade area.

The current geological model compares reasonably well visually to the previous model, with the enhancement of lithology and alteration solids defined directly from the drill data, avoiding some of the sectional rectification problems previously noted.

The previous mineralized shape used to confine mineralization compares with the current mineralized shape, with enhancements along preferred mineralized structural trends providing more continuity of mineralization along the east-northeast to northeast structural fabric. Mineralized intervals were visually checked against logged drillhole lithology and alteration codes, and appears reasonable; for instance, as with higher grades generally correlating with silicified Grass Valley Formation lithology.

For the 2017 drilling, SRK examined copies of the assay certificates for 27% of the assays, or 369 individual five-foot assay intervals, selected randomly, against the drillhole database assays. No errors were found, and only nine rounding differences at 0.001 opt.

Limitations

SRK did not complete an audit or verification of the entire drillhole database, as it was deemed not necessary. Previous third-party reviewers have completed more in-depth audits of the various drilling programs over the life of the property, comparisons of the various analytical labs used, and audits of the database. SRK has reviewed the previous work and found no significant issues or concerns that would materially affect the mineral resource.

SRK notes that the resource cut-off grade of approximately 0.006 oz/ston Au is nearing the reliable assay detection limit for gold by analytical labs. AAL has a lower detection limit of 0.001 oz/ston gold for the assay method currently in use. And AAL assays accounts for approximately two thirds of the drillhole database. The cut-off grade is at an adequate buffer above the assay lower detection limit of 0.001 oz/ston; however, any future desires to lower the cut-off grade should be done with caution, as values in the 0.001 to 0.003 oz/ston gold range may not be that reliable or should have a degree of uncertainty applied to them.

Metallurgy

Ore processing and gold recovery operations commenced at Florida Canyon in 1986. Ore was crushed and stacked on lined heap leach pads between 1986 and 2011. The ore was leached with dilute alkaline cyanide solution, and gold and silver were recovered from solution by carbon adsorption and Merrill-Crowe (zinc precipitation) processing methods. In addition, un-crushed run-of-mine (“ROM”) material was placed on the heap leach pads and leached between 1989 and 2011. Ore crushing re-commenced in 2016 and continues through the date of publication of the Florida Canyon Report. The mine-to-date overall gold recovery for all materials placed on the heap leach pads at Florida Canyon averaged 67.4% through June 30, 2018. The overall gold recovery between 1986 and 2015 (before re-starting operations) averaged 68.3%.

Owing to co-mingling of process solutions from the crushed and ROM heap leaching operations, it is not possible to estimate the individual gold recoveries from crushed and ROM ore. An assessment of historical column leach testing data and other operating information indicates that the crushed ore gold recovery has varied between 64 and 74%, increasing with finer particle size. ROM ore gold recovery has varied between 50 and 58%.

Historical processing recovery information is relevant to the Florida Canyon Report on mineral reserves as it is used in the pit optimization process to define the pit shell which is the basis for mineral reserves.

Mineral Resource and Reserve Estimates

Mineral Resource Estimate

The mineral resource estimate was conducted by Mr. Timothy Carew, P.Geo., a SRK Principal Consultant, using Geovia GEMS® modeling software for block modeling, Sage2001 for variography and X10-Geo® for statistical analysis.

In summary, SRK:

•	Modeled mineralization domains in 3-D, including on the orientation, texture and subsequent continuity of the structures, where applicable.
•

Applied high-grade caps determined per estimation domain from log-probability and other analysis methods. Created a block model with block dimensions of 30 x 30 x 20 ft, covering the volume of interest.

•	Undertaken statistical and geostatistical analyses to determine appropriate interpolation methods for the mineralized domains.
•	Interpolated grades into the block model attributes.
•	Visually and statistically validated the estimated block grades relative to the original sample results.
•	Reported the mineral resource according to the terminology, definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014).

Upon consideration of data quality, drill hole spacing and the interpreted continuity of grades within the deposit, SRK classified the deposit into “Measured”, “Indicated” and “Inferred” mineral resource categories.

SRK applied basic economic considerations to restrict the mineral resource to material that has reasonable prospects for economic extraction by open-pit and underground mining methods. To determine this, the mineral resource was subject to a pit optimization study using WhittleTM software and a set of assumed technical and economic criteria which were selected based on site experience and benchmarking against similar projects.

Drillhole Database

The drill hole database provided by FCMI consists of 4,286 RC/rotary drill holes totaling 1,912,604.5 ft of drilling and 53 core holes totaling 34,239.5 ft of drilling, for a total of 4,339 holes totaling 1,946,844 ft of drilling. The average drill hole spacing is approximately 100-ft centers for the mineralized areas.

The average assay interval is approximately five feet in length, with samples being assayed at 10 different assay laboratories, including the mine laboratory. More than 67% of the samples have, however, been assayed by AAL.

Samples have been assayed using a fire assay method for all samples and a cyanide soluble gold methodology for selected samples. There is a total of 359,737 assay records in the drill hole database. A total of 12 holes were removed from the database used for estimation purposes. These holes had a single assay interval that was the length of the hole and had been assigned a default ‘place holder’ value of zero.

Table 3-4 : Gold assay statistics by mining area

Mine Area	Count	Min	Max	Mean	StDev	CV	Skewness
All	219567	0	9.480	0.014	0.047	3.43	72.14
Main	64951	0	5.004	0.015	0.043	2.91	38.48
Central	105389	0	9.480	0.014	0.054	3.92	82.93
Central North	8178	0	2.892	0.013	0.048	3.63	35.12
Jasp Hill	10327	0	1.616	0.009	0.026	2.81	28.82
Radio Towers	30722	0	3.484	0.013	0.033	2.56	44.72

Source: SRK, 2018

The coefficient of variation (“CV”) for all areas is high, which is indicative of a highly positively skewed distribution. As well, the mean is typically greater than or equal to the upper quartile, which is another indication of a highly skewed distribution, which is common for gold deposits of this type. Given these indications, a reduction of the CV will be considered necessary – this will be achieved by capping outlier grades and compositing the 5-ft sample lengths to 10-ft composites.

Geological Model

The geological framework for SRK’s resource estimate was generated by SRK geologists, utilizing Leapfrog® implicit modeling software to generate 3-D solids modeling lithology and alteration, as described above. These solids were used to code lithology and alteration integer attributes in the block model, using majority rules assignation, with precedence’s assigned to solids to resolve any overlaps. The July 2018 end of month topographic surface was used as the current topography for modeling purposes. FCMI provided an ‘as-mined’ surface based on previous mining information that was modified by SRK to reflect the most recent production information (blast hole data) as of the July 2018 EOM. This surface was used to locate, and model backfill and dump material in the block model.

A grade shell generated using LeapFrog® implicit modeling software was used to separate populations of grade values and spatially constrain estimated values. Blocks within the shell received estimated values for fire assay gold, if the drillhole data was sufficient, using composites falling within the grade shell. For implicit modeling purposes, the grade shell assay values were capped with generalized values, then composited to 20-ft lengths. The composited values were used to generate meshes around intervals that exceed the respective grade threshold. Structural trends related to mineralization were incorporated to reflect the influence of these structures/trends.

A single gold grade shell at a threshold value of 0.003 oz/ston was built for all areas of the model but was subdivided into three sub-domains based on the orientation of various structural trends that are considered to be associated with mineralization. Statistical analysis of assay data within the grade shells indicate that the grades are similar across the deposit.

Composites were, however, tagged with the sub-domain codes for use in variographic analysis, in consideration of the interpreted orientation differences. The 0.003 oz/ston grade shell, with sub-domains. The grade domain grade shells were used to code an integer block model item identifying the domain, in addition to a percentage item storing the percentage of a block falling within the grade shell.

Assay Capping and Compositing

A capping analysis was conducted on AUFA values by domain prior to compositing to determine suitable capping values to minimize the effect of outlier values. A variety of analyses methods were considered, including a ‘metal-at-risk’ approach (this compares the gold metal contribution of each sample to its tonnage contribution as a ratio, with a guidance that the ratio should not exceed 10:1), in conjunction with examination of log probability plots of the domain distributions that identify breaks in the distribution corresponding to high-grade outlier populations.

The capped assay data for AUFA gold was composited as 10-ft equal length composites starting at the DH collar and broken at the 0.003 oz/ston gold grade shell contacts. Any short residual intervals less than 4 ft in length (40% of nominal composite length) created in this process were merged into the previous interval. Composite intervals internal and external to the grade shells were assigned unique identifying rock type codes.

Average density values provided by FCMI were assigned to blocks based on modeled alteration code, which includes codes for surface fill/dump material and alluvium.

Variogram Analysis and Modelling

The spatial continuity of composites within the grade shell domains was investigated through variographic analysis using the SAGE 2001® variography package. Down-the-hole corellograms were calculated to determine appropriate nugget values, in addition to 3-D directional corellograms for use in variogram modeling. The corellogram measures the correlation coefficient between two sets of data, comprising values at the heads and values at the tails of vectors with similar direction and magnitude, and has been found to provide a stable estimate of spatial continuity. For ease of modelling, the correlogram value is subtracted from one and is presented in a similar graphical form to the variogram. In this report the correlograms presented this way are referred to as variograms.

Block Model

A 3-D block model was defined to cover the volume of interest, approximately 2 by 2 miles in plan view and 3,000 ft vertically, and with a block size of 30 x 30 x 20 ft.

Estimation Methodology

Block grades were estimated by domain (grade shell) for AUFA using Ordinary Kriging (OK). The interpolation process utilized 10ft composites tagged with corresponding rock type codes to enable the use of hard boundaries to prevent interpolation across the 0.003 oz/ston grade shell boundary. No restrictions were specified between the sub-domains, as statistical comparisons indicated that the distributions were not markedly different in the sub-domains. Composite tagging also allowed the use of semi-soft boundaries between the high-grade shapes modeled internal to the 0.003 oz/ston grade shell – this method allows the influence of some composites external to the high grade shells to be used within a specified distance tolerance. The interpolations were done in three passes, with progressively larger search distances and with protection of blocks estimated in earlier passes. A Nearest Neighbor gold fire assay block value was also estimated for comparison/validation purposes, using the same estimation parameters as the OK interpolations.

A high-grade search distance constraint was also implemented in interpolation, where more constrained search distances are considered for composites within the initial search ellipsoid that exceed a specified threshold value, as detailed below:

Domain 1 (NNE) – 10 x 10 x 10 ft with a high-grade threshold of 0.30 OPT

Domain 2 (MID) – 20 x 20 x 20 ft with a high-grade threshold of 0.25 OPT

Domain 3 (NE) – 20 x 20 x 20 ft with a high-grade threshold of 0.20 OPT

Blocks were estimated by OK with a minimum of 6 composites and a maximum of 18 and using a block discretization of 3 x 3 x 2.

Given that the percentage of a block within the 0.003 oz/ston grade shell was variable, a final diluted fire assay gold block value was calculated as:

Diluted fire assay gold grade = fire assay gold grade x Gradeshell Percentage/100 The percentage of a block falling external to the grade shell is assumed to be at zero grade.

Model Validations

Model validation was approached through visual and statistical methods. Visual comparison was done on sections and in plan for each area of the deposit. Statistical comparison was achieved using comparative population statistics and swath plots. A visual inspection of the model in plan and section confirmed that grades generally correlate well between the blocks and the composite data in each area.

Statistics by interpolation domain (grade shell) were used to compare the Nearest Neighbour (“NN”) and OK fire assay block grades against each other. The NN interpolation method provides a declustered representation of the sample grades and therefore, the modeled mean grades of any other method should be similar to the mean grade of the NN estimate at a zero-cut-off grade. For fire assay gold, the OK estimates were within acceptable tolerances of the NN; approximately ±2% for each domain. The global mean estimated OK grade at zero cut-off was within ~5% of the NN estimate.

The Florida Canyon Mine mineral resource estimate is within a $1,350/oz gold sales price pit shape and is reported using the net smelter return cut-off in Table 1-5. Mr. Timothy Carew, P.Geo., an SRK Principal Consultant, conducted the mineral resource estimate, using Geovia GEMS® modeling software for block modeling, Sage2001 for variography, and X10-Geo® for statistical analysis. A standard block model was constructed, using kriging for grade estimation and assignment to the block model.

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit. Using the swath plot, estimated grades from the OK model are compared to the distribution derived from the Nearest NN grade model.

On a local scale, the NN model does not provide reliable estimations of grade, but on a much larger scale it represents an unbiased estimation of the grade distribution based on the underlying data. Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot, but the overall trend of the OK data should be similar to the NN distribution of grade.

Swath plots were generated along east-west and north-south directions, and for elevation. Swath widths were 150 ft wide for both east-west and north-south orientations, and 60 ft wide in the vertical. Gold grades were plotted by OK (green traces) and NN (blue traces) for all estimated blocks.

Based on the swath plots, there is a reasonable correlation between the modeling methods. The degree of smoothing in the OK model is evident in the peaks and valleys shown in some swath plots; however, this comparison shows a reasonable agreement between the OK and NN models in terms of overall grade distribution as a function of easting, northing, and elevation, with zones of marked divergence restricted to swaths where there are low tonnages (as shown by the block counts – vertical bars on the plots).

Mineral Resource Estimate

Given that process recoveries and costs in the resource model are grade and/or domain dependent, the application of standard cut-off grades for resource reporting purposes is not feasible. The resources are, therefore, reported with respect to a block NSR value which is calculated on a block-by-block basis. The resource is also constrained by an optimized (WhittleTM) resource pit, in accordance with the requirement to demonstrate that the defined resources have reasonable prospects of eventual economic extraction, a CIM criteria. All classification categories (Measured, Indicated and Inferred) were considered in the resource pit optimization.

Gold recoveries used in resource estimate were calculated for each block and varied with grade based on the recovery assumptions in the SRK resource report (SRK, 2018a). Additional analysis of recoveries continued in parallel with mine planning subsequent to the release of the resource report. This analysis altered the understanding of the controls on recovery and led to a new recovery projection of 71% for all material types.

The resource pit optimization parameters by mining area are tabulated in Table 3-5. These parameters were also used in the calculation of block NSR values for reporting purposes. Nominal slopes of 45° were utilized for in-situ rock and 37° for fill/dump material.

Table 3-5: Resource pit optimization parameters

Description	Units	Central	Central	North Jasperoid	Main	RT North RT2	RT
Classification Code	MI&I	1,2,&3	1,2,&3	1,2,&3	1,2,&3	1,2,&3	1,2,&3	1,2,&3
Commodity Selling Price	$ / oz	$1,350	$1,350	$1,350	$1,350	$1,350	$1,350	$1,350
Commodity Selling Cost	$ / oz	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80
Royalty (on NSR)%		5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Final Commodity Realized Price (NSR)	$ / oz	$1,280	$1,280	$1,280	$1,280	$1,280	$1,280	$1,280
Mining Costs
Ore – Base Mining Cost	$ / ston ore	$1.26	$1.26	$1.26	$1.26	$1.26	$1.26	$1.26
Ore – Haulage Cost	$ / ston ore	$0.40	$0.40	$0.35	$0.30	$0.65	$0.55	$0.65
Total ore Mining Cost	$ / ston ore	$1.66	$1.66	$1.61	$1.56	$1.91	$1.81	$1.91
Waste – Base Mining Cost	$ / ston waste	$1.26	$1.26	$1.26	$1.26	$1.26	$1.26	$1.26
Waste – Haulage Cost	$ / ston waste	$0.40	$0.30	$0.25	$0.35	$0.60	$0.60	$0.65
Total Waste Mining Cost	$ / ston waste	$1.66	$1.56	$1.51	$1.61	$1.86	$1.86	$1.91
Processing Costs
Crushing Cost	$ / ston ore	$0.95	$0.95	$0.95	$0.95	$0.95	$0.95	$0.95
Processing	$ / ston ore	$2.54	$2.54	$2.54	$2.54	$2.54	$2.54	$2.54
G&A – Admin	$ / ston ore	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Total ore PC	$ / ston ore	$3.99	$3.99	$3.99	$3.99	$3.99	$3.99	$3.99
Total ore Mining and Process Cost	$ /ston ore	$5.65	$5.65	$5.60	$5.55	$5.90	$5.80	$5.90

Table 3-6: Mineral Resource statement, Florida Canyon Gold Mine, Pershing County, SRK Consulting, effective date July 31, 2018

Mining Area	Category	Quantity (ston 000s)	Au Grade (oz/ston)	Au Metal (oz 000s)
Total	Measured	115,817	0.012	1,371
	Indicated	30,652	0.011	339
	Measured and Indicated	146,469	0.012	1,711
	Inferred	1,550	0.014	22

Central	Measured	51,200	0.012	597
	Indicated	10,756	0.011	115
	Measured and Indicated	61,956	0.011	712
	Inferred	560	0.011	0.1

Main	Measured	30,846	0.011	331
	Indicated	10,031	0.010	100
	Measured and Indicated	40,877	0.011	431
	Inferred	521	0.019	10

Jasperoid Hill	Measured	5,945	0.011	68
	Indicated	2,255	0.009	21
	Measured and Indicated	8,200	0.011	89
	Inferred	170	0.010	2

Radio Towers	Measured	27,826	0.013	375
	Indicated	7,610	0.014	103
	Measured and Indicated	35,436	0.013	478
	Inferred	299	0.016	5

Source: SRK, 2018

Notes:

1.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.

2.

Gold recovery is based on a non-linear relationship to gold fire assay grade and is evaluated on a block by block basis in the resource model. To account for this variability, a NSR value was calculated for each block and cut-offs were then applied to the NSR.

3.	The resource model was constructed in US units for quantities and grades.
4.

Resources are reported using a NSR cut-off grade of US$3.99/ston for the Central area, US$4.09/ston for the Central N. and Jasperoid Hill areas, US$3.94/ston for the Main and Radio Towers areas, US$4.04/ston for the Radio Towers N. area, and US$3.99/ston for the Radio Towers2 area. The variable NSR cut-offs reflect differences in haulage cost.

5.	Resources in the table above are grouped by major mining area. Central and Central N. were combined, as were all Radio Towers mining areas.
6.

Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: US$1,350/oz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area, US$2.80/oz Au Sales Cost, US$1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base ore processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

7.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Mineral Reserve Estimate

SRK assisted FCMI with mine planning from 2016 through the present time. In 2017, SRK produced an updated internal LOM plan (SRK, 2017). SRK used standard mine planning processes to establish mineral reserves. Initial inputs were used to define economic pit limits. The assumptions used to define economic pit limits were refined during the development of this reserve estimation, as additional efforts were conducted to develop further understanding of metallurgical recovery for the operation, as well as the impact and sources of dilution.

Key Assumptions, Parameters and Methods

WhittleTM pit optimization software, utilizing the industry standard Lerchs-Grossmann pit optimization algorithm, is used by SRK to perform the pit optimization and determine the economic limit. SRK worked with other consulting team members, outside consulting firms, Florida Canyon Mine team members, and Alio Gold representatives to develop key inputs for the optimization including metal price, metal recovery, pit slope parameters, as well as operating cost and capital cost data.

The deposit hosts a significant number of existing open pits in steep terrain, so mining costs vary based on available access and haulage routes. Therefore, the mine was divided into seven areas: Central, Central North, Jasperoid Hill, Main, Radio Tower North, Radio Tower and Radio Tower Two. Separate mining costs were assigned to each of these areas for mine planning purposes.

SRK used pricing assumptions that were confirmed by Alio Gold. A gold selling price of $1,250 per troy ounce of gold was applied to all seven areas, as well as the selling cost of $2.80 per troy ounce of gold and a royalty of 5.01%.

Gold recoveries used in the pit optimization runs were calculated for each block and varied with grade based on the recovery assumptions in the SRK 2018 report on mineral resource. Additional analysis of recoveries continued in parallel with mine planning subsequent to the release of the resource report. This analysis altered the understanding of the controls on recovery and led to a new recovery projection of 71% for all material types, as described in Section 13.5 of this report. Pit optimization is based on the initial variable grade recoveries, while the detailed mine plan and production schedule utilize the refined recovery number of 71%. This recovery value is higher than the average recovery presented in the resource report.

With the new recovery values, Alio Gold requested that detailed mining planning move forward without running new pit optimizations. Therefore, the results of the current optimization study provide a smaller, lower risk, ultimate pit limit for the reserve estimate.

Geotechnical design criteria for the deposit is provided in Golder’s 2016 Geotechnical Memo (Golder, 2016), which includes recommended slopes based on rock types, alteration, and orientation of the highwall. Golder recommends slopes for rock (45°), fill and alluvium (38°), and reduced 35°slopes for non-silicified rock with northwest facing highwalls at an orientation between 305° and 355°. Additionally, Golder requires a 50ft step-in at the base of fill rock.

A significant number of existing open pit excavations are available for observation and in general, provide sufficient information for geotechnical characterization of the deposit for this level of study. Most of the pits occur in areas with significant existing exposure due to mining, except for one pit in the Central North area.

The northwest facing walls in the existing Central and Radio Towers pits have experienced planar-type failures associated with the interaction of faults, regional fabric, alteration regime and lithological contact.

SRK is of the opinion that the geology and alteration model in the immediate vicinity of the planned Central high-wall is not defined to a level that would allow accurate assignment of localized variable slopes based on rock type and alteration. Additionally, SRK recommends that a geotechnical catch bench be included in the final design, since the highwall is about 1,000 ft high. In light of these considerations, SRK reduced the slope to 32.5° in that zone which is less than the 35° slope recommended by Golder.

Past mining in the upper benches of the Central pit in the failure zone indicates that the failure may be attributed to a structure running parallel to the highwall. A steeper highwall may be possible by mining behind this structure if the structure is the failure mechanism.

The failure zone in the existing Radio Towers pit is similar in nature to the failure zone in the Central pit. This pit is at the extents of the geological model. Golder’s 2016 report indicates that the design will likely cut into Natchez Pass Limestone which is expected to be relatively strong and support steeper slopes. The Radio Towers pit is designed using the standard 45° rock and 38° fill slopes per Golder’s assumption that the limestone can support steeper slopes.

In 2018, Golder supplied an updated report, recommending an observational approach to adapt to any changes in ground conditions as they are encountered. This is considered by SRK to be a sound engineering approach; however, more aggressive slopes may be possible with more geotechnical work and unforeseen changes in ground conditions could required design changes that affect the reserve.

A detailed geotechnical analysis focused on optimizing the pit slope angles for all mining areas has not been conducted. This analysis should be performed with a focus on evaluating risk, and on optimizing slopes, ultimately resulting in a new set of specific design criteria for all mining areas. There is a significant potential to either improve project economics and/or reduce project risk by performing such a study. At a minimum, the Central and Radio Towers designs should be evaluated by a qualified geotechnical engineer prior to construction.

SRK developed an updated groundwater surface for the mine. Water is only encountered in the lower benches of the Main pit, where the modeled groundwater surface rises towards the existing pit floor. For geotechnical purposes, the highwalls are assumed to be dry. This area warrants slope stability work and will require additional permitting prior to construction. Consequently, no mining is planned below the water table until 2021.

FCMI continues to evaluate the reconciliation of actual mine production against the resource model. As of the writing of this report, this work is still ongoing. Therefore, a clear description of dilution and ore loss at the mine is not available. For the purposes of pit optimization, dilution and ore loss factors of 3% and 2%, respectively, were applied.

For the detailed mine plan, blanket factors of 5% dilution and 5% ore loss were applied. The increase was based on SRK’s engineering judgement with input from the site technical staff.

For both the pit optimization and the detailed mine plan, dilution material was assumed to be zero grade.

Open pit optimization is used to generate data to help identify the optimum economic pit shape based on the highest project cash flow for a given scenario. The pit optimization process seeks a solution to a complex 3-D mathematical relationship involving the mineral resource model, geotechnical slope guidelines, product revenue, project constraints, modifying factors, and costs. SRK used WhittleTM software to perform the pit optimizations.

Key outputs from the open pit optimization process are the identification of the project economic drivers, ultimate pit shapes and guidance on strategic logic to reach the final pit limits.

Practical mining considerations such as access and minimum mining widths are not captured in LG pit optimization. For the Florida Canyon Mine, access considerations and minimum mining widths affect the pit limits. These changes were incorporated in the next iteration of mine planning when a practical strategic plan is developed using the results of this pit optimization work as a guideline.

Mineral Reserve Estimate

The mineral reserve estimate for Florida Canyon is provided in Table 3-7. The mineral resources are inclusive of mineral reserves. The reserves are calculated using a combination of the ultimate pit design, cut-off grade, and production schedule. Reserves by mining area are provided in Table 3-8.

Table 3-7: Mineral Reserves statement for the Florida Canyon Mine, Pershing County, Nevada, effective date November 1, 2018

Category	Quantity (st 000s)	Au Grade (oz/ston)	Au Metal (oz 000s)
Proven	80,739	0.011	876
Probable	13,896	0.010	137
Proven and Probable	94,634	0.011	1,013

Source: SRK, 2018

Notes:

1.	The Qualified Person for the estimate is Mr. Justin Smith, P.E., SME-RM.
2.	The Mineral Reserves and Resources in the Florida Canyon Report were estimated using the CIM Definition Standards (2014).
3.	Reserves are reported within a designed pit using a cut-off of 0.006 oz/ston for the radio towers mining area and 0.005 oz/ston for all other areas.
4.

The Mineral Reserves are based on a pit design which in turn aligns with an ultimate pit shell selected from a Lerchs- Grossmann pit optimization exercise. Key inputs for the reserve cut-off calculation are:

A metal price of $1,250/oz Au;

Ore mining costs by area ranging from $1.42 to $2.67/ston;

Waste mining costs by area ranging from $1.24 to $1.83/ston;

Crushing and processing costs of $2.85/ston ore;

General and administration costs of $1.02/ston milled;

Pit slope angles varying from 32.5 to 45°; and

Process recoveries of 70%.

5.	Mining dilution is assumed to be 5% at zero grade;
6.	Ore loss is assumed to be 5%;
7.	The ultimate pit design includes 97.9 Mston of waste, resulting in a stripping ratio of 1.0 tons waste to 1.0 ston of ore.
8.	All figures are rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Table 3-8: Florida Canyon Mine Reserves by mining Area, Pershing County, Nevada, effective date November 1, 2018

Mining Area	Cut-off (oz/ston)	Category	Quantity (ston 000s)	Au Grade (oz/ston)	Au Metal (oz 000s)
Main	0.005	Proven	22,593	0.010	217
		Probable	5,437	0.009	49
		Proven and Probable	28,029	0.010	267
Central	0.005	Proven	31,188	0.011	331
		Probable	2,872	0.010	27
		Proven and Probable	34,060	0.011	358
Central North	0.005	Proven	6,311	0.011	68
		Probable	2,225	0.011	24
		Proven and Probable	8,536	0.011	92
Jasperoid Hill	0.005	Proven	2,205	0.011	25
		Probable	915	0.009	8
		Proven and Probable	3,120	0.011	34
Radio Towers	0.006	Proven	18,443	0.013	235
		Probable	2,446	0.011	28
		Proven and Probable	20,889	0.013	263

Source: SRK, 2018

Notes:

1.	Mineral Reserves have an effective date of November 1, 2018. The Qualified Person for the estimate is Mr. Justin Smith, P.E., SME-RM.
2.	The Mineral Reserves and Resources in the Florida Canyon Report were estimated using the using the CIM Definition Standards (2014).

3.	Reserves are reported within a designed pit using a cut-off of 0.006 oz/ston for the radio towers mining area and 0.005 oz/ston for all other areas.
4.	The Mineral Reserves are based on a pit design which in turn aligns with an ultimate pit shell selected from a Lerchs-
5.	Grossmann pit optimization exercise. Key inputs for the reserve cut-off calculation are:

- A metal price of $1,250/oz Au;

- Ore mining costs by area ranging from $1.42 to $2.67/ston;

- Waste mining costs by area ranging from $1.24/to $1.83/ston;

- Crushing and processing costs of $2.85/ston ore;

- General and administration costs of $1.02/ston milled;

- Pit slope angles varying from 32.5 to 45°; and

- Process recoveries of 70%.

6.	Mining dilution is assumed to be 5% at zero grade;
7.	Ore loss is assumed to be 5%;
8.	The ultimate pit design includes 97.9 Mston of waste, resulting in a stripping ratio of 1.0 ston waste to 1.0 ston of ore.
9.	All figures are rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Factors Affecting Mineral Reserves

SRK is not aware of any existing environmental, permitting, legal, socio-economic, marketing, political, or other factors are likely to materially affect the mineral reserve estimate.

In addition to the mine and processing facility development, all infrastructure required to support the stated Mineral Reserve have been accounted for in this PFS.

Mineral reserves have been economically tested to ensure that they are economically viable. The project remains economic across a range of key input parameters.

The pit design for establishing mineral reserves also encompassed Inferred Mineral Resources. Inferred Mineral Resources are too speculative to be the basis of mineral reserves. While there is the opportunity that future exploration may result in upgrading some of Inferred Mineral Resources to Indicated or Measured, there is no guarantee that this may occur.

Operational Data

Production to Date

SRK’s production schedule starts with the November 1st, 2018 as-mined surface. The current operation is delivering between 650,000 tpm to 700,000 tpm of ore to the crusher. The PFS production schedule ramps up to 800,000 tpm delivered to the crusher in April 2019 and continues that mining rate through the end of the mine life in 2028. The mine schedule was limited by truck hours, with only 10 trucks for production mining in 2019 and ramping up to 12 trucks from 2020 through LOM. In 2026 stripping requirements mandate a 16-size truck fleet. It is expected that as replacement equipment is brought in, older equipment will be maintained well enough to meet the stripping requirement.

Mine Plans and Activities

Florida Canyon Mine operates as an open pit and has done so for over twenty years. The nature of the orebody is a large, low grade, near-surface orebody, so the Florida Canyon Mine project is developed as an open pit mining operation in the Florida Canyon Report. Waste and ore are drilled and blasted, loaded by front end wheel loaders, and transported by haul trucks to external waste rock storage facilities, stockpiles, or a primary crusher for mineral processing.

During a strategic mine planning study prior to the PFS, Alio Gold established that an optimal processing throughput rate was 800,000 tons per month (tpm) and is possible after implementing several adjustments to the crushing circuit as described in Section 13. This became the basis of mine planning in the PFS.

Crushed ore is loaded into haul trucks and stacked on the heap leach pad facility where it is irrigated with a dilute cyanide solution and recovered with carbon columns.

The current mining operation utilizes 24-yd3 front-end loaders to load 150-ton haul trucks. Rock is drilled by diesel powered rotary blast hole drills. Replacement equipment is included in sustaining capital to replace aging equipment. Replacement equipment is leased as the equipment reaches its assumed age threshold through the remainder of the mine life. Replacement equipment is assumed to be the same size as the present fleet. The mine will keep some of the older equipment to maintain or supplement production if necessary.

Processing

Ore is crushed in two stages to 80% passing 1-1/2 inches. ROM ore is delivered from the mine via truck to the ROM stockpile adjacent to the primary crusher. A loader feeds ore from the stockpile to the primary crusher dump pocket. Capital expenditures are planned in 2019 to eliminate the rehandling of ore ahead of the primary crusher. Ore passes over a primary vibratory grizzly with nominal bar spacing of 6 to 4.5 inches. The grizzly undersize reports directly to the primary crusher product conveyor. The grizzly screen oversize reports to the primary crusher (44” x 48” Telsmith jaw crusher) with a closed sized setting of 4 inches. Ore from the primary crusher product conveyor is split into two streams which feed two secondary screen feed conveyors operating in parallel. The secondary screen feed conveyors discharge to the secondary screens (8 ft by 20 ft Telsmith double deck screens). Screen oversize reports to the secondary crushers, two Metso HP 400 cone crushers operating in parallel. Screen undersize reports to the one of the two secondary crusher product belts which is then transferred to the product conveyor belt. Lime is added to the ore for pH control which then reports to the agglomeration blender where agglomeration aid is added. Material from the agglomeration unit is deposited on a small stockpile and subsequently loaded into haul trucks for stacking on the heap leach pads.

The planned crushing plant throughput is 800,000 tons/month. The average instantaneous crushing plant throughput is 1,400 t/h at the planned crushing plant operating availability of 78%.

Column leach tests are conducted on monthly crusher composite samples of the crushed ore stacked on the heap. The columns are operated as close as possible to the actual production leaching process with respect to solution chemistry and solution application rate. The column results indicated average gold extractions of 69.9% after an average of 107 days of leaching. Median column test gold recovery after the same average leach time of 107 days was 71.1 percent. Since much of the historical column leach testing reported in section 13.2 is based on a fixed 28-day period of column leaching, the historical extractions are not fully representative of expected leaching performance on the production heap.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The Florida Canyon Mine has a well-established project infrastructure and is located adjacent to I-80, a major highway crossing the United States, traversing the active gold mining areas of Northern Nevada. In general, the site parallels I-80 in a northeast/southwest direction, the Union Pacific Railroad runs parallel to the highway approximately one-half mile northwest of the interstate. Existing infrastructure includes power, water, maintenance facilities, lab, office, gold processing and refining plants. Other existing infrastructure include open pits, waste rock repositories, heap leach pads, ponds and roads.

The site is easily accessible by roads and logistics for mining goods and services are excellent. Major mining vendors are in Winnemucca, Nevada, Elko, Nevada, Reno, Nevada and Salt Lake City, Utah. Major components for mine mobile equipment are rebuilt in Reno and exchange components are typically available within one day. Process goods and services are also available either locally in Winnemucca or Elko and most parts are available within one day. Parts can be delivered by “hot shot” vendors that drive from airports or vendor locations in Reno, Salt Lake City and Elko, 24r hours per day, seven days a week. Doré bars are shipped from site to a refiner in Salt Lake City by a security firm that services multiple mines in the area.

Power is transmitted via a 60-kV overhead transmission line owned, operated and maintained by NV Energy, who is the major provider of energy in the state of Nevada. NV Energy supplies most of the mines in Nevada, as well as the cities of Reno and Las Vegas. The utility is governed by the Nevada Public Utilities Commission who provides oversight on behalf of customers. Power is received from the 60-kV line by an onsite substation. FCMI bears the responsibility for owning, operating and maintaining the onsite substation, as well as all the power infrastructure on the mine side of the onsite substation. This infrastructure includes both underground and overhead power lines that feed 25-kV of electricity to distribution transformers after the voltage is stepped down from 60 to 25kV by the onsite transformer. Several distribution transformers drop the voltage down to operational requirements at the crusher, process plant, refinery and ancillary facilities. Critical areas of the process plant and refinery are backed up with diesel generators. Switch gear is installed in critical areas to isolate line power from generated power in the event of a power outage or interruption. FCMI employs personnel to maintain the mine electrical system and hires contractors to repair major issues with the system. Contractors are in Winnemucca, Elko, Reno and Salt Lake City, typically within a maximum of one day’s notice of a major power event.

Water supply requirements are met with ground water wells. Water is pumped from the wells to supply leaching, process, dust control and drinking water. Florida Canyon has 2,415 acre-feet of water rights, which are adequate to meet the mines needs. Some groundwater is geothermal in nature and is pumped to two cooling ponds before distribution via a pipe to a water tank. Water is transported by pipe from the water tank to leaching, crushing, processing and stand pipes that supply water to large water trucks that apply water to haul roads.

Multiple open pits and waste rock storage facilities exist on the site. Some of the previously mined open pits are partially backfilled. Future mining primarily mines the outer edges and below existing pits. Four primary mine areas comprise future and past open pits; jasperoid, main, central and radio tower. Mining waste is currently hauled to the South Waste Rock Storage Facility (South WRSF), in the future waste will continue to be hauled to the South WRSF, North WRSF, and backfill the Jasperoid pit once it is mined out. Reclaimed WRSFs also exist on the site.

Two heap leach pads are located on the site and referred to as the North Pad and South Pad. The North Pad is filled to capacity and all crushed material is now placed on Phase 1 of the South Pad. Two more phases will be built in the future to process the current reserve, Phase 2 and Phase 3, respectively. Solution is applied to approximately one-third of the North Pad system and a contained piping system allows for solution to flow to the South Pad, providing operational flexibility. South Pad makeup water can flow directly from the fresh water system or use solution from the North Pad to South Pad. Approximately one-third of the North Pad is available to leach material should economics warrant and an engineering review confirm the feasibility of doing so. The remainder of the North Pad is reclaimed.

Both the North and South Pad systems have existing pregnant, barren, storage and contingency ponds. Several ponds are not in use in the North Pad system, ponds in the South Pad system will be used for the remainder of the mine life.

A total of six sets of carbon columns are onsite, four at the North Pad system and two at the South. The maximum capacity is approximately 9,000 gallons per minute. Gold adsorption is almost exclusively done at the two South Pad column sets with a maximum flow of 5,000 gallons per minute. Carbon is transferred from the carbon columns to a gold recovery plant and stripped of gold in the elution and electrowinning circuits of the plan. The barren carbon is then acid washed, regenerated and returned to the carbon columns. Gold captured through the elution and electrowinning process is refined at the plant. A lab is also located at the plant processing pit samples, solution samples and bullion assays. Metallurgical testing is also housed in the laboratory facility.

A crushing plant was moved from the Standard Mine to the South Pad. The plant consists of a jaw crusher, two cone crushers, two screens, an agglomerator, as well as belts that transport crushed material to a radial stacker. Trucks haul the crushed material from the radial stacker to the leach pad.

A mobile maintenance shop, process maintenance shop, warehouse, offices, truck wash pad and fuel farm comprise the majority of ancillary facilities at the site. The mobile maintenance shop includes two bays and the warehouse includes supplies for mobile equipment, crushing equipment, process parts and smaller items for support departments

Environmental

SRK Environmental Specialist, Mark Willow, a Qualified Person in accordance with Companion Policy 43-101CP to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has visited the Florida Canyon Mine on several occasions over the past few years, and is familiar with the conditions on the property and any potentially available material information that could affect project development.

Since the Florida Canyon Mine is partially located on public lands administered by BLM of the mine Plan of Operations or any amendment thereto, requires an assessment and disclosure of potential environmental and limited social impacts as part of the BLM’s obligations under the National Environmental Policy Act. Baseline data collection and impact assessment have been completed on the property in accordance with NEPA, including an assessment of cumulative impacts. Given our extensive experience with EA development for mining projects in Nevada, and specifically for the BLM, it is SRK’s opinion that the environmental studies and baseline data collected for the project (specifically APO 20) are appropriate and have adequately identified the environmental impacts associated with project implementation. Comprehensive environmental management plans are required as part of the state and federal permitting efforts.

SRK is not aware of any known environmental issues that could materially impact the FCMI’s ability to extract the mineral reserves. However, at least one environmental issue is significantly relevant to the operations, and merits inclusion herein: Identified during routine site monitoring in 2000, the migration of nitrate from beneath the Florida Canyon Heap Leach Pad has been an issue with the Nevada Division of Environmental Protection – Bureau of Regulation and Reclamation since that time, this facility is identified as the North HLP in this document. Several

Findings of Alleged Violation and Administrative Orders have been issued on this matter. A trust fund has been established to financially deal with this issue.

Permits

SRK was provided a comprehensive list and copies of current permits and authorizations for the Florida Canyon Mine. A review of the permits indicated that FCMI is fully permitted for the current operations, though several minor “expired” permits are undergoing renewal as of the publication of the Florida Canyon Report. FCMI also has water rights and appropriations, as well as monitor well waivers issued by the Nevada Division of Water Resources for 25 production and monitoring wells.

The following is a summary of the Florida Canyon Mine permits:

Table 3-9: Current permits for Florida Canyon (as of August 20, 2018)

Regulatory Agency	Permit Name/Description	Status	Company	Number
Federal Permits
BLM	Approved Plan of Operations Amendment APO 20	Approved Dec. 11, 2014	FCMI	APO 20 / BLM Case File Number N64628
BLM	FCMI APO 20 EA and FONSI	Approved November 2014	FCMI	DOI-BLM-NV- W010-2013-0061EA
USGS	Production Report	--	FCMI	--
USFW	Biological Evaluation	--	FCMI	--
USACE	Clean Water Act 404 Permit	Changes to be filed in 2019	FCMI	SPK-1993-00562, SPK-1994-00672, SPK-1996-25191, SPK-1997-25143, SPK-1998-25164, SPK-2001-25091, SPK-2002-25128
U.S. EPA	Hazardous Waste	Conditionally Exempt Small Generator	FCMI/ SGMI	NV0000441535
FCC	Radio Station Authorization	Expires 1/16/2026	FCMI	Registration No. 0014282289
FCC	Radio Station Authorization	Expires 8/23/2021	FCMI	Registration No. 0020884532
U.S. DOJ/BATF	Federal Explosives License/Permit	Permit held by Southwest Energy	Southwest Energy (Contractor)	9-NV-013-20-7L-00248
State

Regulatory Agency	Permit Name/Description	Status	Company	Number
NDEP-BMRR	Water Pollution Control Permit	Expires August 12, 2021	FCMI	NEV0086001
NDEP-BMRR (Reclamation Branch)	NAC 519A Reclamation Permit APO-20	Effective November 23, 2016	FCMI	#0126
NDEP-BAPC	Class II Air Quality Operating Permit	Issued July 9, 2018	SGMI, FCMI	AP 1041-0106.03
NDEP-BAQP	Mercury Operating Permit to Construct: Phase 2	Issued July 12, 2010	FCMI	AP 1041-2256
NDEP-BWPC	Mining Stormwater General Permit	Annual renewal due June 30, 2019	FCMI	MSW-176
NDEP-BWPC	Mining Stormwater General Permit	Annual renewal due June 30, 2019	SGM	MSW-175
NDEP-BWPC	Stormwater Pollution Prevention Plan (SWPPP)	Approved. Renewal expected in 2019	FCMI	--
BSDW	Permit to Operate a Public Water System	Annual renewal due October 31, 2019	FCMI	PE=0884-POU
BSDW	Permit to Operate a Public Water System	Annual renewal due October 31, 2019	FCMI	PE=0884-NTNC
NDOW	Industrial Artificial Pond Permit	Expires October 31, 2021	FCMI	S39296
NDOW	Industrial Artificial Pond Permit	Expires December 11, 2021	FCMI	S39299
NDWR	Florida Canyon Expansion Pond (Application for Approval of the Plans and Specifications for the	Issued. Permit fees paid annually	FCMI	J-501
Construction, Reconstruction or Alternation of a Dam)
NDWR	Florida Canyon Utility Pond (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FCMI	J-468

Regulatory Agency	Permit Name/Description	Status	Company	Number
NDWR	Multiple Pond Locations (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FGMI, SGMI	J-458
NDWR	South Process Ponds (Application for Approval of the Plans and Specifications for the Construction, Reconstruction or Alternation of a Dam)	Issued. Permit fees paid annually	FCMI	J-727
NDEP	PCS Waiver	Expires September 9, 2019	FCMI	SW513
Nevada Board for the Regulation of Liquified Petroleum Gas	Liquefied Petroleum Gas Storage	Annual renewal due January 2020	FCMI	5-5450-01 & 5- 5450-02
TRI	Toxic Release Inventory State	Annual reporting due July 1st.	FCMI/SGMI	N/A
NSFM	Nevada State Fire Marshal Hazardous Materials Permit	Expires February 28, 2019	FCMI	76468
NDEP	Class III Waivered Landfill	Expires January 13, 2021	FCMI	SW342a
NDEP-BWPC	On-site Sewage Disposal System - General Septic	Annual renewal due June 30, 2019	FCMI	GNEVOSDS09 L0095
Pershing County	Nevada Business License - Florida Canyon Mining, Inc.	Expires February 29, 2020	FCMI	NV19991176060
Pershing County	County of Pershing Business License	Expires June 30, 2019	FCMI	License No. 007113

FCMI also has water rights and appropriations, as well as monitor well waivers issued by the Nevada Division of Water Resources for 25 production and monitoring wells at both mines.

Social and Community Requirements

Employees for the operating work force of the Florida Canyon Mine generally come from Winnemucca or Lovelock, Nevada. The FCMI APO 20 EA determined that the mine would result in a temporary positive effect on mine-related employment and income in terms of labor income and secondary employment. It was also concluded that net mineral proceeds, property and sales and use taxes would also increase during the life of the assessed action.

Other current projects in central Nevada have clearly demonstrated the need for open and transparent communications and negotiations with the local government, businesses, and residences, as well as the need for a clearly defined Social Management Plan. Without the support of this close-knit community, the approval within the local community and other stakeholders to operate may not be earned.

Capital and Operating Costs

Capital Cost Estimate

The Florida Canyon Mine is an ongoing operation. For the purposes of the Florida Canyon Report, all capital spent to date is considered a sunk cost. Additional capital is now needed to replace current equipment, construct leach pads, replace process equipment and improve crusher production. These capital costs are required to sustain operations. A summary of mine capital expenditures is shown in Table 3-10.

Table 3-10: LOM capital costs estimates

Item	LOM Total ($ 000)	2019 ($ 000)	2020 ($ 000)	2021 ($ 000)	2022 ($ 000)	2023 ($ 000)	2024 ($ 000)	2025 ($ 000)	2026 ($ 000)	2027 ($ 000)
Mine	39,286	0	8,072	5,397	6,717	6,698	6,534	3,231	2,019	617
Process	7,319	875	1,100	2,811	2,533	0	0	0	0	0
Leach pad	24,577	7,869	5,511	5,686	5,511	0	0	0	0	0
Owner and infrastructure	1,980	0	330	330	330	330	330	330	0	0
Total capital	73,163	8,744	15,013	14,225	15,091	7,028	6,864	3,561	2,019	617
Total contingency	8,739	1,531	1,978	1,984	1,960	466	433	246	109	32
Total capital and contingency	81,901	10,275	16,991	16,209	17,052	7,494	7,296	3,807	2,128	649

Basis for Capital Cost Estimates

Capital costs for the mining equipment fleet and the replacement loaders for the crushing plant were based on supplier budgetary quotations. Items that did not have a direct quote (rubber-tired dozer, water truck) were factored from similar sized equipment. The budgetary quotation included delivery and on-site assembly. A 7.1% Pershing County sales tax was added to the quotation. Equipment costs were assumed to be leased and the capital portion of the leasing cost was included in the capital costs.

Process equipment installation cost was factored as a percentage of the purchase price.

Leach pad capital costs were developed from first principles. Contractor and material costs from 2018 leach pad construction quotations for a northern Nevada project were used as a basis for costing leach pad construction.

All capital costs are in 2018 US dollars.

Mining Capital Cost

All mining equipment capital costs assume replacement of existing equipment. The equipment will be replaced to minimize the cost of maintaining a fleet with high operating hours and increase equipment availability. Equipment purchase cost, which includes delivery, assembly and sales tax, and equipment replacement is shown in Table 3-11.

Table 3-11: Equipment purchase schedule

Mining Equipment	Price ($ 000)	LOM quantity	2019	2020	2021	2022	2023
CAT 993 Loader	3,122	2		1		1
Cat 785 Trucks	2,329	8		4	2	2
Cat 16G Motorgrader	1,135	2		2
Cat D9 Dozer	1,170	2			1		1
Cat D10 Dozer	1,555	1		1
DM45 Drill	1,392	2		2
Cat 777 Water Truck	1,499	1			1
RT Dozer	2,142	1					1

The purchase of the equipment is assumed to be through a leasing agreement.

Only the capital portion of the equipment lease was included in the capital cost estimate. The interest portion of the lease payments was excluded. Total cost of the interest over the life of the leases total $6.7M.

No salvage value for the existing equipment was included in the economics.

Other mining capital included the relocation of the radio towers. The $1.525M cost of relocation was supplied by the owner of the towers. The cost for two used service trucks and one used lube truck were based on recent purchases of similar equipment. The cost for upgraded mine planning software was included in capital.

Process Capital Costs

Process equipment capital includes:

•Improving the primary crushing system feed system

•Replacing equipment in the processing plan

•Replacing loaders used at the primary crusher

A feeder will be added in front of the primary crusher to allow more efficient feeding. Capital costs assumed that a new feeder available from Alio’s San Francisco mine would be moved to Florida Canyon. Installation costs were factored based on the cost of a new feeder.

Replacement of the kiln, strip vessel and thermal fluid heater are scheduled in 2020. The purchase price of these items was based on vendor quotations. These items are for replacement of existing equipment, and it was assumed that electrical, piping and control system changes would be minor. The installation cost was assumed to be 50% of the purchase price. Sales tax on the purchase price was also included in the capital estimate.

Direct purchase of two new Caterpillar 992 loaders and a used mechanic truck were also included in the capital cost estimates. These items are replacements for existing equipment.

Leach Pad Capital

Leach pad capital cost was estimated from first principles using equipment, labor and materials costs from a similar 2018 project in northern Nevada. Costs were estimated assuming four equal sized leach pads would be constructed adjacent to the current leach pad. Designs have not been completed on these pads. Estimates were made on the earthwork quantities from similar projects. Timing of the leach pad construction is based on a stacking plan, assuming 800,000 tons stacked per month. The cost for the designing and permitting the phases was also included in the capital.

The leach pad capital cost also includes costs for constructing a diversion channel around the entire leach pad build out area. Costs for the diversion channel are based on a contractor bid.

Other Capital Costs

Allowances were made for purchases of light vehicles and other miscellaneous capital for the remainder of the mine life

Cash Operating Costs

Operating costs were estimated for the LOM Plan based partially on first principles and partially on actual operating data from the mine site. LOM unit costs are shown in Table 3-12.

Table 3-12: LOM unit cost estimates

Cost Category	LOM Total ($M)	Unit Rates
Mining	332.5	$1.75/ston moved
		$3.55/ston processed
Crushing & Processing	274.4	$2.93/ston processed
Site General & Administrative	56	$0.60/ston processed
Total Operating Costs	662.9	$7.08/ston processed

Mining costs were developed based on the existing owner mining unit operations and estimated truck haulage schedules and distances. As the existing truck fleet is expected to be replaced, maintenance costs were based on first principals for new equipment. Processing costs were estimated based on current operations, with adjustments to the operating cost following capital improvements to eliminate re-handling of ore ahead of the crusher.

Unit costs were applied to the mine plan, resulting in expected LOM cash cost expenditures of $663M, or $903/oz of gold produced as outlined in Table 3-13.

Table 3-13: LOM cash cost estimates

Cost Category	Life-of-Mine ($M)	$/oz
Mining	333	453
Crushing & Processing	274	374
General & Administrative	56	76
Total cash costs	663	903
Refining Charges	3	4
Royalties	44	60
Sustaining capital	68	92
All-in Sustaining Costs	777	1,058

In addition to cash costs, $3.48 per ounce of gold has been allowed for charges from the refinery to refine doré into saleable gold. This cost is based on the current precious metals refining contract. In addition, Florida Canyon Mine production is subject to two royalties payable to third parties based on gold revenues: a 2.5% NSR royalty 3.25% and a royalty based on NSR less allowable deductions. The two royalties equate to 4.6% of net revenues at $1,300/oz gold price, or $60/oz.

Economic Analysis

Annual cash flows were estimated for the LOM based on revenues projected at a long-term gold price of $1,300/oz and totaled $954M LOM. Historically, Florida Canyon has produced approximately 0.88 ounces of silver for every ounce of gold. Silver has not been modeled in the mineral reserve estimate and as such, no credit has been taken in this study for silver revenue. In 2018, Florida Canyon generated approximately $0.5M in revenue from silver.

Expected AISC totaling $777M as described above were deducted from the revenues. In addition, closure cost net of future bond releases was estimated based on forecast disturbances at the end of the mine life totaling $16.8M.

Estimates for taxes payable include the Nevada Net Proceeds tax of 5% of taxable income, US Federal tax at 21% of taxable income, and property taxes. Free cash flow is defined as revenues less AISC, non-sustaining capital, taxes and closure costs and totals an expected $138M LOM. Discounting these cash flows using a 5% discount rate results in a net present value of $105M for the LOM. A summary of KPI’s and economic analysis is shown in Table 3-14.

Table 3-14: Economic analysis summary results

Project Metric	Units	Value
Pre-Tax NPV @ 5%	$M	111.8
After-Tax NPV @ 5%	$M	104.5
Undiscounted After-Tax Cash Flow (LOM)	$M	137.6
LOM Sustaining Capital Expenditure	$M	67.7
LOM Cash Costs	$/oz Au	903
Nominal Process Capacity*	Mtpa	9.6
Mine Life	years	9.8
LOM Process Feed*	Mt	93.7
LOM Grade	ounces Au/ston	0.0107
LOM Waste Volume*	Mt	96.6
LOM Strip Ratio (Waste:Ore)	ratio	1.03
LOM Average Annual Metal Production	ounces Au (000s)	75
LOM Average Process Recovery	% contained metal	71

*Note: mass reporting units are in short tons

Pre-finance free cash flows exclude the interest component associated with $37.5M of proposed equipment leases which total approximately $6.7M based on current rates and terms available from CAT Financial. The pre-finance free cash flow also excludes both the interest and principal payments on $3.7M of existing leases. The inclusion of these finance charges would decrease the after-tax NPV of the project from $104.5M to $93.9M at $1300/oz gold.

The net present value and LOM expected free cash flow is sensitive to the long-term price of gold, as shown in Table 3-15.

Table 3-15: Sensitivity of net present value and LOM free cash flow to gold price

Gold Price	NPV (5%)	LOM Cashflow
($/oz)	($M)	($M)
1,200	51	71
1,250	78	105
1,300	105	138

1,350	131	170
1,400	156	202
1,450	181	233
1,500	205	263

Conclusions and Recommendations

Mineral reserve estimates in the Florida Canyon Report convert a large portion of the Florida Canyon Mine mineral resources to mineral reserves. Approximately, 700,000 gold ounces are not converted from the Resource to the Reserve and the primary opportunity to convert these ounces is a higher gold price. Development of more oxide resources around the mine area may allow a portion of the 700,000 gold ounces to be classified as reserves.

SRK concludes that geotechnical work is sufficient for a prefeasibility study, however further geotechnical technical and hydrological work is necessary to refine pit designs. A geotechnical firm must evaluate the Central, Radio Tower and Main pit designs. The Main pit is mined below the water table, therefore a hydrology model is required to meet final pit design and permitting requirements.

Significant pit phasing design work is done in the Florida Canyon Report and is sufficient for a prefeasibility level of study. Additional work is recommended to refine the ultimate pit designs, phase designs and mine schedules.

The Florida Canyon Mine is a fully permitted and authorized operation in a mining jurisdiction that is heavily regulated and overseen. Appropriate environmental studies and impact assessments have been completed as part of the state and federal permitting processes; however, additional efforts will be necessary for the currently proposed expansion plans. SRK does not believe that these modifications constitute a material change to the mine plan of operations, and therefore should not take more than 12 months to acquire once submitted, accepted, and deemed complete by the regulatory agencies involved.

SRK is not aware of any known environmental issues that could materially impact the FCMI’s ability to extract the mineral reserves. However, at least one environmental issue is significantly relevant to the operations, and merits consideration; the migration of nitrate in groundwater beneath the Florida Canyon HLP has been an issue with the Nevada Division of Environmental Protection – Bureau of Regulation and Reclamation since the year 2000. Several Findings of Alleged Violation and Administrative Orders have been issued on this matter. A trust fund has been established to financially deal with this issue.

The regulatory-required reclamation bond cost estimate for the Florida Canyon Mine (as calculated for the December 2017 submittal) was approximately $30M. The first-party (FCMI-conducted) closure cost estimate, provided by FCMI and used in the technical economic model, is $16.8M, and considers the reduced labor and equipment rates of self-implementation over state/federal rates used for bonding, and has taken credit for partial, concurrent cash bond releases during the first few years of reclamation when the majority of the earthworks are customarily completed. SRK did not verify the assumptions or validate the closure cost estimate used and recommends that the calculation be revisited when more accurate labor and equipment rates are available from the site.

Review of recent metallurgical test work along with historical and current operating data demonstrate that the Florida Canyon Mine ore types are amenable to heap leaching processing methods. Data also supports a median gold recovery of 71 percent at the current feed of 80 percent passing 1.5 inch. Recommendations for additional metallurgical test work and optimization are as follows:

Develop a heap leach sampling program to determine actual residual gold content after the first leach cycle.

Develop a detailed stacking and solution management plan.

Additional metallurgical test work should be done to optimize the following: lift height; lime dosage; leach cycle times; heap leach feed particle size and agglomeration requirements.

The Florida Canyon crusher operates two secondary cone crushers in parallel in open circuit. Crusher production has averaged 620 ktpm since the restart in 2017. Changes in operating schedule and improved maintenance planning have resulted in an increase in operating hours, and an increase in the monthly production to approximately 750 ktpm. Balancing of the circuit has also increased throughput to approximately 800 ktpm. It is expected that implementation of the planed modification to the ore feed bin allowing of direct dumping ROM ore will increase the monthly throughput to a steady state operating level of 800 ktpm and reduce operating costs by eliminating the re-handling of ore.

Other Mineral Properties

The Company has title to the Patricia, Norma, La Pima and Los Carlos claims located in the state of Sonora, Mexico. The Company also has title to the Ejutla property in Oaxaca, Mexico which was acquired pursuant to the Plan of Arrangement with Newstrike.  Additionally, the Company has title to the Golden Gate Pass and Panther Canyon claims located in Nevada, United States, which were acquired as part of the Rye Patch Acquisition.  No exploration was performed on these properties during 2018.  The Company will conduct further exploration on these properties if resources allow.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares of which 84,707,143 common shares were issued and outstanding as at December 31, 2018, and 84,707,143 common shares are currently issued and outstanding.  The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the common shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2018, and none of which are currently issued and outstanding.

Options

As at December 31, 2018, the Company had the following outstanding options pursuant to the Amended and Restated Stock Option Plan adopted by the Company’s board of directors on May 24, 2016. These options are exercisable into common shares.

Number of Options(4)	Exercise Price(4) C$	Issue Date	Expiry Date
140,000	20.00	August 6, 2014	August 6, 2019
4,430	2.71	May 25, 2018	August 21, 2019	(2)
20,000	10.30	December 31, 2014	December 31, 2019
20,000	7.50	May 8, 2015	May 7, 2020
160,000	7.60	May 26, 2015	May 26, 2020
220,500	7.80	May 26, 2015	June 27, 2020	(1)
80,000	2.50	November 5, 2015	November 5, 2020
127,500	2.90	November 5, 2015	November 5, 2020
64,350	6.50	May 26, 2015	November 29, 2020	(1)
31,500	15.00	May 26, 2015	March 21, 2021	(1)
31,500	9.60	May 26, 2015	May 20, 2021	(1)
165,000	3.30	June 1, 2016	June 1, 2021
102,600	31.20	May 26, 2015	August 10, 2021	(1)
120,000	4.40	January 16, 2017	January 16, 2022
7,384	8.13	May 25, 2018	January 18, 2022	(2)
60,000	4.70	March 13, 2017	March 13, 2022
10,000	5.10	April 9, 2017	April 9, 2022
25,000	5.30	April 12, 2017	April 12, 2022
75,000	6.33	May 18, 2017	May 18, 2022	(3)
22,153	4.06	May 25, 2018	July 17, 2022	(2)
211,000	5.32	September 13, 2017	September 13, 2022	(3)
760,223	3.30	February 26, 2018	February 26, 2023	(3)
161,312	2.26	May 24, 2018	May 24, 2023	(3)
27,690	2.71	May 25, 2018	July 12, 2023	(2)
30,000	1.00	August 23, 2018	August 23, 2023	(3)
5,538	3.67	May 25, 2018	July 22, 2024	(2)
8,491	2.17	May 25, 2018	August 28, 2025	(2)
68,306	6.77	May 25, 2018	August 26, 2026	(2)
22,153	4.06	May 25, 2018	December 14, 2026	(2)
241,872	2.71	May 25, 2018	February 12, 2018	(2)
3,023,502

Notes:

(1)	Newstrike options converted to options in the Company as of May 26, 2015.
(2)	Rye Patch Gold Corp. options converted to options in the Company as of May 25, 2018.
(3)	Grant made on a post-Consolidation basis.
(4)

As a result of the Consolidation on May 12, 2017, the exercise price of the options was adjusted on a 10:1 basis and the number of options required to obtain one common share of the Company was adjusted on a 10:1 basis.

Warrants

As at December 31, 2018, the Company had the following outstanding warrants issued in the capital of the Company and the same number of warrants are outstanding as at the date of this AIF.

Number of Warrants	Exercise Price C$	Issue Date	Expiry Date
7,384,656	3.44	May 25, 2018	January 31, 2020	(1)
147,692	2.71	May 25, 2018	January 31, 2020	(1)
1,107,692	US$3.25	October 10, 2018	October 10, 2020	(2)
1,198,119	2.98	May 25, 2018	July 28, 2021	(1)

Notes:

(1)	Rye Patch Gold Corp. warrants converted to warrants in the Company as of May 25, 2018.
(2)	This grant was made on a post-Consolidation basis.

MARKET FOR SECURITIES

On May 12, 2017, the Company effected the Name Change and the Consolidation. The Company’s common shares commenced trading on a post-Consolidation basis on the TSX and NYSE AMERICAN on May 16, 2017, under the symbol “ALO”.  Prior to May 16, 2017, the Company’s common shares were listed and posted for trading on the TSX under the symbol “TMM”.  Prior to May 16, 2017, the Company’s common shares were listed for trading on the NYSE AMERICAN under the symbol “TGD”.  Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX-V under the symbol “TMM”.  The following table gives the monthly trading ranges for the Company’s common shares and the number of common shares traded (“Volume”) on the TSX:

Trading Price and Volume

Toronto Stock Exchange

2018	High(1) C$	Low(1) C$	Close(1) C$	Volume
January	4.92	3.95	3.99	2,037,837
February	4.07	3.16	3.19	2,400,559
March	3.47	2.23	2.51	5,172,350
April	2.72	2.40	2.51	3,151,494
May	2.59	2.13	2.14	2,629,086
June	2.22	1.76	1.91	2,927,523
July	2.13	1.77	1.82	1,622,791
August	1.81	0.82	0.89	5,999,989
September	1.06	0.81	1.03	3,409,140
October	1.16	0.91	0.94	4,733,614
November	1.08	0.83	0.95	2,566,591
December	1.18	0.87	1.15	2,074,224

Notes:

(1)	Includes intra-day lows and highs.

ESCROWED SECURITIES

None of the Company’s securities are held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our articles and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

Name, Province and Country of Residence and Position with the Company	Director/ Officer Since	Principal Occupation for the Past Five Years
DIRECTORS
Greg McCunn(4)(5) British Columbia, Canada Chief Executive Officer and Director	February 1, 2017

Chief Executive Officer and Director of the Company (February 2017 to present); Chief Financial Officer of Asanko Gold Inc. (April 2011 to January 2017); Chief Executive Officer and Director of Stratton Resources Inc. (May 2011 to June 2013); Director of Auryn Resources Inc. (September 2012 to May 2013).

Mark D. Backens(4)(5) British Columbia, Canada Director	May 26, 2015

Corporate Director; Corporate Development and Mining Consultant (February 2013 to present); Company’s Interim Chief Executive Officer (October 2015 to January 2017); Director of Investment Banking - Mining for Scotia Capital (January 2006 to January 2013).

George Brack(2)(3) British Columbia, Canada Director	July 31, 2014	Corporate Director.
Bryan A. Coates(1)(2)(3) Quebec, Canada Director and Chair of the Board	July 31, 2014

President of Osisko Gold Royalties Ltd. an intermediate mining royalty and streaming company (July 2014 to present); Vice-President Finance and Chief Financial Officer Osisko Mining Corp. (2007 to 2014).

Stephen Lang(1)(4) Missouri, USA Director	July 31, 2014	Corporate Director (2012 to present); President and Chief Executive Officer of Centerra Gold Inc. (2008 to 2012).
Paula Rogers(1)(2)(3) British Columbia, Canada Director	August 3, 2011	Corporate Director (2011 to present); Chief Financial Officer of Castle Peak Mining Ltd. (2010 to 2014).
José Vizquerra-Benavides(2)(3)(4) Ontario, Canada Director	November 27, 2013

Corporate Director (2013 to present); Executive Vice-President of Strategic Development and Director of Osisko Mining Corp. a mineral exploration company (June 2016 to present); Chief Operating Officer and Director of Oban Mining Corporation (August 2015 to June 2016); President, Chief Executive  Officer and Director of Oban Mining Corporation (April 2014 to August 2015); President, Chief Executive Officer and Director of Breval Mining Corporation and Oban Exploration (August 2011 to April 2014).

John Mansanti Denver, Colorado Director	May 25, 2018

Corporate Director; CEO and President of Crystal Peak Minerals (January 2018 to present); Senior Vice-President Strategic Initiatives and Technical Services of Intrepid Potash, LLC. (January 2015 - August 2017); Senior Vice-President of Operations  of Intrepid Potash, LLC. (November 2011 - December 2014).

Name, Province and Country of Residence and Position with the Company	Director/ Officer Since	Principal Occupation for the Past Five Years
Tim Baker Ontario, Canada Director	May 25, 2018

Non-Executive Chairman of the board of directors of Golden Star Resources Ltd. (January 2013 to present), corporate director of Antofagasta PLC (2011 to present), corporate director of Sherritt International (May 2014 to present).

OFFICERS
Ian Harcus British Columbia, Canada Vice President, Finance	May 25, 2018

Company’s Vice President Finance (August 2018 to present). Company’s Corporate Controller (May 2015 to August 2018). Manager Assurance Services of Grant Thornton LLP in Canada (October 2013 to May 2015).

Markus Felderer British Columbia Vice President Corporate Development	April 2, 2018

Company’s Vice President Corporate Development (April 2018 to present); Managing Director, Investment Banking at Canaccord Genuity Corp. (August 2016 to March 2018); Partner of Novatrek Capital (May 2015 to August 2016); Director, Investment Banking at HSBC Securities (Canada) Inc. (August 2012 to April 2015).

Jason Gregg British Columbia, Canada Executive Vice President, Human Resources	March 1, 2017

Company’s Executive Vice President, Human Resources (March 2017 to present); Vice President, Human Resources of Kirkland Lake Gold (December 2016 to February 2017); Vice President, Human Resources & Environment of Newmarket Gold (acquired by Kirkland Lake Gold) (July 2015 to November 2016); Senior Human Resources Consultant of Invictus Management Services (November 2014 to June 2015); Executive Human Resources Consultant (self- employed) (Feb 2014 to Oct 2014); Group Human Resources Manager- Americas of Nyrstar (August 2011 to July 2013).

Miguel Bonilla Sonora, Mexico Country Manager, Mexico	November 12, 2009	Company’s Country Manager Mexico (March 2017 to present); Company’s Vice-President Finance, Mexico (November 2009 to February 2017).

Notes:

(1)	Denotes a member of the Audit Committee of the Company
(2)	Denotes a member of the Compensation Committee of the Company
(3)	Denotes a member of the Corporate Governance and Nominating Committee of the Company
(4)	Denotes a member of the Health, Safety, Environment and Community Committee of the Company
(5)

Effective February 1, 2017, Greg McCunn was appointed Chief Executive Officer and a director of the Company, Mark Backens resigned as Interim Chief Executive Officer of the Company and remained as a director.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at December 31, 2018, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 436,590 common shares (not including common shares issuable upon the exercise of stock options or common shares issuable upon the exercise of share purchase warrants) of the Company, representing 1% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings or regulatory actions except for the following:

Pursuant to the 2007 acquisition agreement under which the Company acquired the San Francisco Property (the “Acquisition Agreement”), the Company purchased certain mining equipment and buildings from a Mexican vendor for $4,025,000. The balance outstanding at December 31, 2017, was $1,725,000. The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor. The Company signed a promissory note in favour of the vendor in the amount of $1,725,000 on April 18, 2007.

During the year ended March 31, 2011, an order was issued by the Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January 2011, the order was overturned by a Mexican tax court, and was subsequently appealed by SAT. In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order had been imposed by SAT with insufficient legal support, and the Company started an administrative process to release the MXP 21,047,000 ($1,811,000) of previously restricted funds. The funds were released from restrictions on July 5, 2011. The liability under the promissory note in favour of the vendor remains outstanding; however, the Company has received legal advice not to pay the amount to the vendor while the garnishment order remains outstanding.  The vendor has obtained a court order to collect on the promissory note and to place a lien on seven of the San Francisco Project concessions.  The Company has appealed the order.

In February 2019, Peal gave notice of the termination of the Peal Contract. Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a $20.0 million termination penalty as it does not believe there is basis for the claim regarding the termination penalty in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the financial statements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive or insider of the Company, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the year ended December 31, 2018, or before that period but are still in effect:

1.	Amended and Restated Stock Option Plan dated May 24, 2016, and the granting of stock options thereunder to directors, officers, employees and consultants of the Company; and,
2.	Asset Purchase Agreement dated May 11, 2016, among the Company, Molimentales, Candelaria Mining Corp. and Grupo Minero Candelaria S.A.P.I de C.V. with respect to the disposition by the Company of the Caballo Blanco Project for cash consideration of $12,500,000 and the assumption of a $5,000,000 contingent liability.

TECHNICAL INFORMATION

The Company has included “scientific and technical information” concerning material mineral projects of the Company (“Technical Information”) in this AIF.

INTEREST OF EXPERTS

In May 2017, the Company filed the San Francisco Technical Report prepared by Micon.  The San Francisco Technical Report is dated May 25, 2017, with an effective date of April 1, 2017.  The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the San Francisco Technical Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon.

Messrs. Lewis, San Martin, Verma, Gowans and Micon International Ltd., are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America, a Qualified Person under NI 43-101 and the San Francisco Mine Manager of the Company, has approved the Technical Information disclosed regarding the San Francisco Property contained in this AIF. Jorge Lozano holds 15,000 Alio options.

In May 2017, the Company filed the Ana Paula Report.  The Ana Paula Report is dated June 7, 2017, with an effective date of May 16, 2017. The Ana Paula Report was prepared by Daniel H. Neff, P.E., Art Ibrado, PhD, P.E., Taj Singh, P,Eng., Andrew Kelly, P.Eng, Gordon Zurowski, P.Eng., Pierre Desautels, P.Geo., Gilberto Dominguez, P.E. and James A. Cremeens, P.E., P.G. all of whom are independent Qualified Persons as defined in NI 43-101, other than Taj Singh who was the Company’s Vice President Engineering and Project Development.

Messrs. Neff, Ibrado, Singh, Kelly, Zurowski, Desautels, Dominguez, Cremeens are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In February 2018, the Company filed the Florida Canyon Report. The Florida Canyon Report is dated February 8, 2019, with an effective date of November 1, 2018. The Florida Canyon Report was prepared by Allan V. Moran, CPG, Timothy Carew, M.Sc., P. Geo., Kent Harley, PE, Justin Smith, PE, SME RM, Jeffrey Woods, SME RM, Mark Willow, M.Sc., C.E.M., SME RM, and Thomas Bagan, PE, MBA, SME RM, all of whom are independent Qualified Persons as defined in NI 43-101.

Messrs. Moran, Carew, Harley, Smith, Woods and Willow are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates. Mr. Bagan holds 55,500 Alio options.

Greg McCunn, BAsc, MBA, P.Eng, a Qualified Person under NI 43-101 and the Chief Executive Officer of the Company has approved the technical information disclosed regarding the Ana Paula Project and Florida Canyon Mine contained in this AIF. Greg McCunn holds 82,240 Alio Common Shares, 447,477 Alio options, 135,033 Alio preferred share units, 135,033 Alio restricted share units and 12,000 Alio warrants.

Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter is included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Company’s Audit Committee is comprised of Paula Rogers, Stephen Lang and Bryan Coates, all of whom are “financially literate” within the meaning of applicable Canadian and U.S. securities laws. In the opinion of the Company’s Board of Directors, Ms. Rogers, Mr. Lang and Mr. Coates are “independent” within the meaning of applicable Canadian and U.S. securities laws, including Rule 10A-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the TSX and NYSE AMERICAN.

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Company’s Board of Directors has determined that Paula Rogers and Bryan Coates are audit committee financial experts (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are independent, as that term is defined by the Exchange Act and the NYSE AMERICAN’s corporate governance standards applicable to the Company.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Company’s Board of Directors.

A summary of the relevant education and experience of each member of the Audit Committee is included in the table below.

Committee Member	Relevant Education and Experience
Paula Rogers -Director and Chair of the Audit Committee -Independent -Financially Literate

Ms. Rogers received her Bachelor of Commerce degree from the University of British Columbia in 1990. She became a member of the Institute of Chartered Accountants of British Columbia in 1993. From 1990 to 1994, Ms. Rogers was with Deloitte & Touche LLP (now Deloitte LLP), Chartered Accountants. Ms. Rogers has over 20 years’ experience working for Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in multi-million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp.  Previous to that, she held various senior management roles at Finning International Inc. over a period of nine years.  She currently serves on the board of Diversified Royalty Corp., where she also serves as the Chair of the Audit Committee.

Committee Member	Relevant Education and Experience
Stephen Lang -Director -Independent -Financially Literate

Mr. Lang has over 32 years of experience in the mining industry. He is a director of Centerra Gold Inc. and served as Centerra’s President and CEO from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Mr. Lang served as a director and Audit Committee member of Allied Nevada Gold Corp. from 2013 to 2015. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation. Mr. Lang is also a member of the Board of Directors of International Tower Hill Mines Ltd., and Bear Creek Mining Corporation.

Bryan Coates -Director -Independent -Financially Literate

Mr. Coates is President of Osisko Gold Royalties Ltd since June 2014 and has more than 30 years of progressive experience within the Canadian and international mining industry. He was previously Vice President Finance and Chief Financial Officer at Osisko Mining Corporation (2007-2014), which developed Canada’s largest gold mine, Canadian Malartic. Prior to joining Osisko, he was Chief Financial Officer of Iamgold Corporation (2006-2007), Cambior Inc. (2001-2006) and Compañia Minera Antamina (1998-2001). Mr. Coates is a member of the Board of Directors of Falco Resources Ltd. and Golden Queen Mining Co. Ltd. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University, is a member of the Chartered Professional Accountants of Ontario and obtained ICD.D. designation from the Institute of Corporate Directors.

Pre-approval policies and procedures

All related services provided by the auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the auditors.

The Audit Committee has reviewed other services provided by the auditors and has determined that they do not interfere with the independence of the auditors.

External auditor service fees

Deloitte has been the Company’s external auditor since January 2008. The aggregate fees billed for professional services rendered by Deloitte for the year ended December 31, 2018, and the year ended December 31, 2017, in Canadian dollars were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Audit fees(1)	C$717,500	C$419,000
Audit related fees(2)	C$5,000	C$80,500
Tax fees(3)	C$nil	C$nil
All other fees(4)	C$nil	C$nil
Total	C$722,500	C$499,500

Notes:

(1)

“Audit Fees” means the aggregate fees billed by the Company’s external auditor for audit and interim review services. The increase for the year ended December 31, 2018, is primarily due to the Rye Patch Acquisition.

(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The fees for the year ended December 31, 2018 primarily relate to required services provided in connection with a business acquisition report filed by the Company and for the year ended December 31, 2017, primarily relate to required services provided in connection with the prospectus’ filed by the Company.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.aliogold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual and Special Meeting of Shareholders held on May 18, 2018, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.aliogold.com.

APPENDIX 1

ALIO GOLD INC.

(the “Company”)

AUDIT COMMITTEE MANDATE

Adopted March 12, 2019

1.	Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of Alio Gold, Inc. (the “Company”) is a committee of the Board of Directors (the “Board”) of the Company.  The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2.	Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent, subject to any exemptions or relief that may be granted from such requirement.  “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board.  Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.	Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.  A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held.  Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board.  However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting.  In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.  At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4.	Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a)	General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;
(ii)	review the disclosures in the financial statements;
(iii)	review the audit report or review the report prepared by the auditors;
(iv)	discuss with management, the auditors and internal legal counsel (if any), as requested, any litigation claim or other contingency that could have a material effect on the financial statements;
(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards (IFRS);
(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
(viii)	review management’s report on the effectiveness of internal controls over financial reporting;
(ix)	review the factors identified by management as factors that may affect future financial results;
(x)	review results of the Company’s audit committee whistleblower hotline program; and
(xi)

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e)	Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosure, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

Auditors

(a)	General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b)	Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor.  The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d)	Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e)	Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and consider the rotation of lead partner as a result of policy of the audit firm, or at the request of the Company.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j)	Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Communication with Internal Auditor

The internal auditor shall report regularly to the Committee.  The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(l)	Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(m)	General

The Audit Committee shall review the Company’s system of internal controls.

(n)	Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;
(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators.  The Audit

Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Insurance Programs

The Audit Committee shall review reports from management of the Company with respect to corporate insurance programs and policies and approve or recommend to the Board for approval the adoption or amendment of any insurance policies.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	Independent Advisors

The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisers without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

6.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions.  While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

7.	Mandate Review

The Committee shall review and update this Mandate annually and present it to the Board for approval.